UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Communication Intelligence Corporation*

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Eulalia M. Mack, Esq.
Phoenix Venture Fund LLC	Thelen Reid Brown Raysman
110 East 59th Street	& Steiner LLP
Suite 1901	875 Third Avenue
New York, New York 10022	New York, New York 10022
(212) 759-1909	(212) 603-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  This Schedule 13D/A is being filed to report a material increase in the percentage of the common stock of the Issuer beneficially owned as reported in the Schedule 13D filed on October 19, 2007, and to add SG Phoenix Ventures LLC, the managing member of Phoenix Venture Fund LLC as a reporting person. The securities described in this Schedule 13D/A are directly beneficially owned by Phoenix Venture Fund LLC. All other entities and persons are included within this report due to their affiliation with such entity.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,714,285

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,714,285

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,714,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.3%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No.

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,714,285

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,714,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,714,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.3%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No.

1.	Names of Reporting Persons Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,714,285

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,714,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,714,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.3%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No.

1.	Names of Reporting Persons Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000

	8.	Shared Voting Power 41,714,285

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power 41,714,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,724,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.3%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Communication Intelligence Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

Item 2.	Identity and Background

This Statement is filed by Phoenix Venture Fund LLC, a Delaware limited liability company (“Phoenix”), SG Phoenix Ventures LLC (“SG Phoenix”), the managing member of Phoenix, and Philip S. Sassower and Andrea Goren, each a U.S. citizen, who are the co-managers of SG Phoenix.  The principal business of Phoenix is to invest in and advise small cap public companies that require financing and resource planning.  The principal office of Phoenix is located at 110 East 59th Street, Suite 1901, New York, New York 10022.  The address of each of SG Phoenix, Mr. Sassower and Mr. Goren is 110 East 59th Street, Suite 1901, New York, New York 10022.

During the five years prior to the date hereof, none of Phoenix, SG Phoenix, Mr. Sassower or Mr. Goren have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in the Issuer’s Current Report on Form 8-K filed with the SEC on June 6, 2008, on June 5, 2008, the Issuer entered into a Credit Agreement (the “Credit Agreement”) with Phoenix, Michael Engmann and Ron Goodman, as lenders, and SG Phoenix LLC, as collateral agent, in connection with a secured loan transaction pursuant to which Phoenix loaned $3 million to the Issuer. In partial consideration for the loan, the Issuer issued to Phoenix warrants to purchase up to 20,214,285 shares of Common Stock. The warrants are exercisable beginning any time after the Issuer obtains stockholder approval to increase the number of authorized shares of Common Stock sufficient to allow exercise of the warrants, until June 30, 2011. The Issuer has stated that it intends to seek such stockholder approval at its annual meeting scheduled to be held on June 30, 2008. Phoenix initially acquired 21,500,000 shares of Common Stock of the Issuer on September 14, 2007, as reported in its Schedule 13D filed on October 19, 2007.

SG Phoenix is the managing member of Phoenix, and Mr. Sassower and Mr. Goren are the co-managers of SG Phoenix. As such, each of Phoenix, Mr. Sassower and Mr. Goren may be deemed to be beneficial owners of the common stock. This filing shall not be deemed as an admission by any such person that such person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement. Each such person disclaims beneficial ownership of the reported securities except to the extent of such person’s pecuniary interest, if any, therein.

Item 4.	Purpose of Transaction
See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

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Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SG Phoenix is the managing member of Phoenix. Mr. Sassower and Mr. Goren are the co-managers of SG Phoenix. Each of SG Phoenix, Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the equity securities to which this Statement relates, except to the extent of such person’s pecuniary interest, if any, therein.

Item 5.	Interest in Securities of the Issuer

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 41,714,285 shares of Common Stock representing approximately 32.3% of the outstanding shares of Common Stock.

SG Phoenix, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 41,714,285 shares of Common Stock representing approximately 32.3% of the outstanding shares of Common Stock.  SG Phoenix is the managing member of Phoenix.  SG Phoenix disclaims any beneficial ownership of the 41,714,285 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 41,714,285 shares of Common Stock representing approximately 32.3% of the outstanding shares of Common Stock.  Mr. Sassower is the co-manager of SG Phoenix, the managing member of Phoenix.  Mr. Sassower disclaims any beneficial ownership of the 41,714,285 shares of Common Stock held by Phoenix, except to the extent of his pecuniary interest, if any, in such shares.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 41,724,285 shares of Common Stock representing approximately 32.3% of the outstanding shares of Common Stock.  Mr. Goren is the co-manager of SG Phoenix, the managing member of Phoenix.  Mr. Goren disclaims any beneficial ownership of the 41,714,285 shares of Common Stock held by Phoenix, except to the extent of his pecuniary interest, if any, in such shares.

(b) Phoenix has the sole power to vote and the sole power to dispose of 41,714,285 shares of Common Stock.
SG Phoenix has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 41,714,285 shares of Common Stock.
Mr. Sassower has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 41,714,285 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 10,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 41,714,285 shares of Common Stock.

(c) See the information with respect to the acquisition by Phoenix, as set forth in Item 3, which is hereby incorporated by reference.
(d) Not applicable.

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(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Phoenix is party to the following agreements with respect to securities of the Issuer:

1.             Securities Purchase and Registration Rights Agreement with the Issuer, dated as of August 24, 2007, pursuant to which the Issuer has agreed to register 21,500,000 shares of Common Stock acquired by Phoenix on September 14, 2007.

2.             Registration Rights Agreement with the Issuer and certain other investors party thereto, dated as of June 5, 2008, pursuant to which the Issuer has agreed to register the Common Stock underlying the warrants acquired by Phoenix on June 5, 2008 as described in Item 3.

3.             Share Lending Agreement among Phoenix, as lender, SG Phoenix LLC, as collateral agent, and Frederick L. Farrar, Rubicon Global Value Fund, L.P., Kendu Partners, Michael Engmann, MDNH Partners, L.P. and AFS Investments, Inc., as borrowers, pursuant to which Phoenix may, from time to time under certain circumstances, loan shares of Common Stock owned by Phoenix to the borrowers pursuant to the terms of the Share Lending Agreement.

In addition, it is an event of default under the Credit Agreement if the Issuer does not obtain stockholder approval by June 30, 2008, to increase the number of authorized shares of its Common Stock sufficient to allow exercise of the warrants as described in Item 3.

Item 7.	Material to be Filed as Exhibits
Exhibit A – Securities Purchase Agreement dated as of June 5, 2008, between the Issuer and the investors party thereto.
Exhibit B – Registration Rights Agreement, dated as of June 5, 2008, among the Issuer, Phoenix and the other Investors party thereto.

Exhibit C – Share Lending Agreement, dated as of June 5, 2008, among Phoenix, as lender, SG Phoenix LLC, as collateral agent, and Frederick L. Farrar, Rubicon Global Value Fund, L.P., Kendu Partners, Michael Engmann, MDNH Partners, L.P. and AFS Investments, Inc., as borrowers.

Exhibit D – Credit Agreement, dated as of June 5, 2008, among the Issuer, as borrower, Phoenix, Michael Engmann and Ron Goodman, as lenders, and SG Phoenix LLC, as collateral agent.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 17, 2008
PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 17, 2008
SG PHOENIX VENTURES LLC

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      June 17, 2008

/s/ Philip S. Sassower
Philip S. Sassower

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      June 17, 2008

/s/ Andrea Goren
Andrea Goren

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EXHIBIT A

Securities Purchase Agreement

SECURITIES PURCHASE AGREEMENT

Dated as of June 5, 2008,

By And Among

COMMUNICATION INTELLIGENCE CORPORATION

AND

THE INVESTORS SIGNATORY HERETO

Exhibit A	Schedule of Investors
Exhibit B	Instruction Sheet For Investor
Exhibit B-1	Communication Intelligence Corporation –Stock Certificate Questionnaire
Exhibit B-2	Communication Intelligence Corporation – Registration Statement Questionnaire
Exhibit B-3	Communication Intelligence Corporation – Certificate For Corporate, Partnership, Limited Liability Company, Trust Foundation, Joint and Individual Investors - Certificate
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Certificate of Designations

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SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of June 5, 2008, by and among Communication Intelligence Corporation, a Delaware corporation, and all predecessors thereto (the “Company”) and the investors identified on the signature pages hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS, the Investors have extended loans to the Company as evidenced by certain promissory notes (each a “Promissory Note” and, collectively, the “Promissory Notes”), in such amounts and with such maturities as are set forth on Exhibit A hereto; and

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company shall issue and sell to each Investor, and each Investor, severally and not jointly, shall purchase from the Company the number of shares of Series A Cumulative Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) set forth on Exhibit A, as more fully described in this Agreement; and

WHEREAS, each Investor, in consideration and payment for the shares of Series A Preferred Stock purchased by such Investor, shall return to the Company for cancellation the Promissory Note issued by the Company to such Investor;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:

ARTICLE 1.

DEFINITIONS

1.1.          Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“8-K Filing” has the meaning set forth in Section 4.5.

“Agreement” has the meaning set forth in the preamble.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act.

“Best Efforts” means the reasonable efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as practical; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Company to dispose of or make any change to its business.

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“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Certificate of Designations” shall mean a certificate of designations to be filed prior to the Closing by the Company with the Secretary of State of the State of Delaware, setting forth the rights, preferences and privileges of the Shares, in substantially the form attached as Exhibit D hereto.

“CIC Acquisition Corp.” means CIC Acquisition Corp., a Delaware corporation.

“Closing” means the closing of the purchase and sale of the Shares pursuant to Article II.

“Closing Date” means the Business Day on which all of the conditions set forth in Sections 5.1 and 5.2 hereof are satisfied, or such other date as the parties may agree.

“Collateral Agent” means SG Phoenix LLC.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.01 per share, and any securities into which such common stock may hereafter be reclassified or for which it may be exchanged as a class.

“Common Stock Equivalents” means any securities of the Company or any Subsidiary which entitle the holder thereof to acquire Common Stock at any time, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

“Company” has the meaning set forth in the preamble.

“Company Counsel” means Davis Wright Tremaine LLP.

“Company Deliverables” has the meaning set forth in Section 2.3(a).

“Contingent Obligation” has the meaning set forth in Section 3.1(bb).

“Convertible Securities” means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Common Stock..

“Covering Shares” has the meaning set forth in Section 4.1(b).

“Credit Agreement” means that certain credit agreement, dated as of the date of this Agreement, by and among the Company and the lenders signatory thereto.

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“Depositary Account Control Agreement” means that certain depositary account control agreement, dated as of the date of this Agreement, by and among the Collateral Agent, the Company and the Depositary signatory thereto.

“Disclosure Materials” has the meaning set forth in Section 3.1(h).

“Effective Date” means the date that the Registration Statement required by Section 2(a) of the Registration Rights Agreement is first declared effective by the Commission.

“Environmental Laws” has the meaning set forth in Section 3.1(ff).

“Evaluation Date” has the meaning set forth in Section 3.1(s).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any nation, province, or state or any political subdivision of any of the foregoing, and any government or any Person exercising executive, legislative, regulatory or administrative functions of or pertaining to government, and any corporation or other entity exercising such functions owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Hazardous Materials” has the meaning set forth in Section 3.1(ff).

“Indebtedness” has the meaning set forth in Section 3.1(bb).

“Insolvent” has the meaning set forth in Section 3.1(j).

“Intellectual Property Rights” has the meaning set forth in Section 3.1(p).

“Investment Amount” means, with respect to each Investor, the Investment Amount indicated on such Investor’s signature page to this Agreement.

“Investor” has the meaning set forth in the preamble.

“Investor Deliverables” has the meaning set forth in Section 2.3(b).

“Investor Party” has the meaning set forth in Section 4.7.

“Lien” means any lien, charge, encumbrance, security interest, right of first refusal, right of participation or other restrictions of any kind.

“Loan Documents” means this Agreement, the Notes, the Security Documents, the Credit Agreement, the Registration Rights Agreement, the Depositary Account Control Agreement and all other instruments, documents and agreements executed by or on behalf of the Company or any of its Subsidiaries, and delivered concurrently herewith or at any time hereafter to or for the benefit of Phoenix, Michael Engmann and/or Ronald Goodman in connection with

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the loans and other transactions contemplated by the Credit Agreement, all as amended, supplemented or modified from time to time.

“Losses” means any and all losses, claims, damages, liabilities, settlement costs and expenses, including, without limitation, reasonable attorney’s fees.

“Material Adverse Effect” means a material and adverse effect on (i) the legality, validity or enforceability of any Transaction Document, (ii) the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) the rights and remedies of the Investors under the Transaction Documents taken as a whole.

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

“Note” or “Notes” means those certain secured promissory notes, issued by the Company to Phoenix, Michael Engmann and Ronald Goodman pursuant to the Credit Agreement, and any replacements, restatements, renewals or extensions of such notes, in whole or in part.

“Notice of Acceptance” has the meaning set forth in Section 6.1.

“Options” means any outstanding rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Phoenix” means Phoenix Venture Fund LLC.

“Pledge and Security Agreement” means that certain pledge and security agreement, dated as of the date hereof, by and among the Company and its Subsidiaries, and the Collateral Agent, Michael Engmann and Ronald Goodman.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing.

“Promissory Note” has the meaning set forth in the recitals.

“PCAOB” means the Public Company Accounting Oversight Board.

“Purchase Price” has the meaning set forth in Section 2.2.

“Registrable Securities” means the Common Stock issued or issuable pursuant to the Transaction Documents, together with any securities issued or issuable upon any stock

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split, dividend or other distribution, recapitalization, or similar event with respect to the foregoing.

“Registration Rights Agreement” means that certain registration rights agreement, dated as of the date of this Agreement, by and among the Company and the investors signatory thereto, substantially in the form of Exhibit C hereto.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Investors of the Underlying Shares.

“Regulation D” means Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act.

“Rescission Notice” has the meaning set forth in Section 6.1.

“Rescission Payment Date” has the meaning set forth in Section 6.1.

“Rescission Price” has the meaning set forth in Section 6.1.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Securities” means the Shares and the Underlying Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Documents” means, collectively, all instruments, documents and agreements executed by or on behalf of the Company to provide collateral security with respect to all obligations, liabilities and Indebtedness of every nature of the Company from time to time owed to Phoenix, Michael Engmann and Ronald Goodman under the Loan Documents, including the Pledge and Security Agreement and the Depositary Account Control Agreement and all instruments, documents and agreements executed pursuant to the terms of the foregoing, in such case, as amended, modified and supplemented from time to time.

“Selling Holder Questionnaire” has the meaning set forth in Section 2.3(b)(iii).

“Shares” or “Series A Preferred Stock” means the shares of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, issued or issuable to the Investors pursuant to this Agreement.

“Stockholder Approval” has the meaning set forth in Section 4.9.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which more than fifty percent (50%) of the total voting

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power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is quoted in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Transfer Agent Instructions, the Registration Rights Agreement, the Certificate of Designations and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means American Stock Transfer and Trust Company, or any successor transfer agent for the Company.

“Transfer Agent Instructions” means, with respect to the Company, the Irrevocable Transfer Agent Instructions, executed by the Company and delivered to and acknowledged in writing by the Transfer Agent.

“Underlying Shares” means the shares of Common Stock issuable upon conversion or exchange of the Shares.

ARTICLE 2.

PURCHASE AND SALE

2.1.          Closing.  Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Investor, and each Investor shall, severally and not jointly, purchase from the Company, the Shares representing such Investor’s Investment Amount.  The Closing shall take place at the offices of Thelen Reid Brown Raysman & Steiner LLP, 875 Third Avenue, New York, NY 10022 on the Closing Date or at such other location or time as the parties may agree

2.2.          Purchase Price.  At the Closing, each Investor shall, in full payment for its Shares, tender to the Company for cancellation its Promissory Note in the amount set forth opposite such

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Investor’s name on Exhibit A hereto (the “Purchase Price”), such that each Investor shall receive one Share for each one dollar represented by its Promissory Note.

2.3.          Closing Deliveries.  (a)  At the Closing, the Company shall deliver or cause to be delivered to each Investor the following (the “Company Deliverables”):

(i)            a certificate executed by the Company’s chief executive officer and chief financial officer, dated as of the Closing Date, confirming the truth and correctness of the Company’s representations and warranties made in Article III hereof as of the date when made and as of the Closing Date as if made at such time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date);

(ii)           a certificate, executed by the Company’s chief executive officer and chief financial officer, dated as of the Closing Date, confirming that the Company has performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date;

(iii)          a certificate of the secretary or an assistant secretary of the Company, attaching a recent copy of the certificate of incorporation or formation, as amended, of the Company and each Subsidiary of the Company, and a good standing certificate of the Company dated as of a recent date, a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company conducts business and is required to so qualify, dated as of a recent date, copies of the by-laws of the Company and resolutions of the Board of Directors authorizing the transactions contemplated hereby, which the secretary or assistant secretary of the Company has certified as true and correct copies in full force and effect as of the Closing, the execution, delivery and performance of this Agreement and the other Transaction Documents;

(iv)          one or more certificates evidencing the number of Shares set forth opposite such Investor’s name on Exhibit A hereto under the heading “Shares,” in such denominations and registered in such names as such Investor requests;

(v)           the Transaction Documents, executed by the Company;

(vi)          a legal opinion of Company Counsel executed by such counsel and delivered to the Investors in form and substance acceptable to the Investors;

(vii)         duly executed Transfer Agent Instructions acknowledged by the Company’s transfer agent;

(viii)        approval by each applicable Trading Market of an additional shares listing application covering all of the Registrable Securities, if required by such Trading Market (and, if applicable, evidence of conditional listing approval);

(ix)           a certificate from the Secretary of State for the State of Delaware, evidencing filing of the Certificate of Designations;

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(x)            any consents or approvals of any Person listed on Schedule 3.1(bb) or any other third-party required to effect the terms and conditions of this Agreement; and

(xi)           such other documents relating to the transactions contemplated by this Agreement and the other Transaction Documents as such Investor or its counsel may reasonably request.

(b)           At the Closing, each Investor shall deliver or cause to be delivered to the Company the following (the “Investor Deliverables”):

(i)            such Investor’s Promissory Note in the amount set forth on Exhibit A hereto constituting the Purchase Price;

(ii)           each of the Transaction Documents to which it is a party, executed by such Investor; and

(iii)          a completed and executed Selling Stockholder Questionnaire in the form attached hereto as Exhibit B (the “Selling Holder Questionnaire”).

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

3.1.          Representations and Warranties of the Company.  The Company hereby makes the following representations and warranties to each Investor:

(a)           Subsidiaries.  The Company has no Subsidiaries other than those listed in Schedule 3.1(a) hereto.  Except as disclosed in Schedule 3.1(a) hereto, the Company owns, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b)           Organization and Qualification.  Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite legal power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  The Company and each of its Subsidiaries are duly qualified to conduct their respective businesses and are in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(c)           Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations

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thereunder.  The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further consent or action is required by the Company in connection therewith.  Each Transaction Document has been (or upon delivery will be) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies, and (ii) the effect of rules of law governing the availability of specific performance and other equitable remedies.

(d)           No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) except as disclosed in Schedule 3.1(d) hereto, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Company or any of its Subsidiaries is subject (including, assuming the accuracy of the representations and warranties of the Investors set forth in Section 3.2 hereof, federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company or a Subsidiary is bound or affected.

(e)           Filings, Consents and Approvals.  Except as set forth on Schedule 3.1(e), the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other third party or Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) filings required by state securities laws, (iii) the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, (iv) the filings required in accordance with Section 4.5 and (v) those that have been made or obtained prior to the date of this Agreement.

(f)            Issuance of the Securities.  Upon the Stockholder Approval, the Securities will be duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens and will not be subject to preemptive or similar rights of stockholders.  Upon Stockholder Approval, the Company will reserve from its duly authorized capital stock the shares of

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Common Stock issuable pursuant to this Agreement in order to issue the Underlying Shares upon conversion of the Shares.  Based, in part, on the representations and warranties of the Investors set forth in Section 3.2 of this Agreement, the offer, issuance and sale of the Shares and the Underlying Shares to the Investors pursuant to this Agreement are exempt from the registration requirements of the Securities Act.

(g)           Capitalization.  The aggregate number of shares and type of all authorized, issued and outstanding classes of capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) is set forth in Schedule 3.1(g) hereto.  All outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance in all materials respects with the applicable securities laws.  Except as disclosed in Schedule 3.1(g) hereto, the Company does not have at the date hereof any other Options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable into shares of Common Stock.  Except as set forth in Schedule 3.1(g) hereto, and except for customary adjustments as a result of stock dividends, stock splits, combinations of shares, reorganizations, recapitalizations, reclassifications or other similar events, there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) and the issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investors) and will not result in a right of any holder of securities to adjust the exercise, conversion, exchange or reset price under such securities.  To the knowledge of the Company, except as disclosed in the SEC Reports and any Schedules 13D or 13G filed with the Commission pursuant to Rule 13d-1 of the Exchange Act by reporting persons or in Schedule 3.1(g) hereto, no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon the Company, beneficial ownership of 5% or more of the outstanding Common Stock.

(h)           SEC Reports; Financial Statements.  The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedules to this Agreement, the “Disclosure Materials”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports filed by the Company complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission and the PCAOB with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and except that unaudited financial statements may not contain all footnotes required by GAAP

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or may be condensed or summary statements, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.  All material agreements to which the Company or any of its Subsidiaries is a party or to which the property or assets of the Company or any of its Subsidiaries are subject are included as part of or identified pursuant to the rules and regulations of the Commission.

(i)            Press Releases.  The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.

(j)            Material Changes.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports or in Schedule 3.1(j) hereto, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, except as disclosed in its SEC Reports, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders, in their capacities as such, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (except for repurchases by the Company of shares of capital stock held by employees, officers, directors or consultants pursuant to an option of the Company to repurchase such shares upon the termination of employment or services), and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock-based plans. The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.  The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the applicable Closing, will not be Insolvent (as defined immediately hereinafter).  For purposes of this Section 3.1(j), “Insolvent” means (i) the present fair saleable value of the Company’s assets is less than the amount required to pay the Company’s total Indebtedness (as defined in Section 3.1(bb)), (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) the Company has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(k)           Absence of Litigation.  Except as described in Schedule 3.1(k), there is no action, suit claim or Proceeding, or, to the Company’s knowledge, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body

11

pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that could, individually or in the aggregate, have a Material Adverse Effect.

(l)            Labor Relations.  The Company and its Subsidiaries are in compliance in all material respects with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours.

(m)          Compliance.  Except as described in Schedule 3.1(m), neither the Company nor any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters.  The Company is in compliance with all effective requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder, that are applicable to it, except where the failure to so comply would not have a Material Adverse Effect.

(n)           Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such permits.

(o)           Title to Assets.  The Company and its Subsidiaries own no real property, except as provided in Schedule 3.1(o)(i).  Except as provided in Schedule 3.1(o)(ii), the Company and its Subsidiaries have good and marketable title in all personal property owned by them, in each case free and clear of all Liens.  Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and its Subsidiaries are in material compliance.

(p)           Patents and Trademarks.  The Company and its Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Except as set

12

forth in Schedule 3.1(p), none of the Company’s Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement.  Neither the Company nor any of its Subsidiaries has any knowledge that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of others.  Except as set forth in Schedule 3.1(p), the Company does not have knowledge of any infringement by others of Intellectual Property Rights of the Company or its Subsidiaries.  Except as provided in Schedule 3.1(p), there is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding Intellectual Property Rights.  Except as provided in Schedule 3.1(p), the Company and its Subsidiaries have good and marketable title in all Intellectual Property Rights owned by them, in each case free and clear of all Liens.

(q)           Insurance.  The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  The Company has no reason to believe that it will not be able to renew its and its Subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its and its Subsidiaries’ business on terms consistent with market for the Company’s and such Subsidiaries’ respective lines of business.

(r)            Transactions With Affiliates and Employees.  Except as set forth or incorporated by reference in the Company’s SEC Reports, none of the officers, directors or employees of the Company is presently a party to any transaction that would be required to be reported on Form 10-K with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or employee or, to the knowledge of the Company, any entity in which any officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(s)           Internal Accounting Controls.  The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities.  The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures in accordance with Item 307 of Regulation S-K under the Exchange Act for the Company’s most recently ended fiscal quarter or fiscal year-end (such date, the “Evaluation Date”).  The Company presented in its most recently filed Form 10-K or Form 10-Q the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.

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Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

(t)            No General Solicitation; Fees.  Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares or the Underlying Shares.  The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commission (other than for Persons engaged by any Investor or its investment advisor) relating to or arising out of the issuance of the Shares pursuant to this Agreement.  The Company shall pay, and hold each Investor harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any such claim for fees arising out of the issuance of the Shares pursuant to this Agreement.  The Company has not engaged any placement agent or other agent in connection with the sale of the Shares.

(u)           Registration Rights.  Except as specified in Schedule 3.1(u), the Company has not granted or agreed to grant to any Person any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the Commission or any other Governmental Authority except for such rights that by their terms have expired or terminated and are no longer effective as of the Closing Date or which are subject to currently effective registration statements previously filed by the Company, as set forth on Schedule 3.1(u).

(v)           Listing and Maintenance Requirements.  The Company has not, in the two years preceding the date hereof, received notice (written or oral) from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements thereof.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.  The issuance and sale of the Securities under the Transaction Documents does not contravene the rules and regulations of the Trading Market on which the Common Stock is currently listed or quoted.

(w)          Investment Company.  The Company is not, and is not an Affiliate of, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(x)            Application of Takeover Protections.  Except as described in Schedule 3.1(x), there is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation or formation, as amended (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to any of the Investors as a result of the Investors and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation, as a result of the Company’s issuance of the Shares and the Investors’ ownership of the Shares.

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(y)           No Additional Agreements.  The Company does not have any agreement or understanding with any Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(z)            Consultation with Auditors.  The Company has consulted its independent auditors concerning the accounting treatment of the transactions contemplated by the Transaction Documents, and in connection therewith has furnished such auditors complete copies of the Transaction Documents.

(aa)         Disclosure.  The Company confirms that, except with respect to information, including projections, disclosed to the Investors, or any of them, as a result of their positions as members or observers of the Company’s Board of Directors, neither it nor any Person acting on its behalf has provided any of the Investors or their respective agents or counsel with any information that constitutes or might constitute material, non-public information (other than the existence and terms of the issuance of the Shares, as contemplated by this Agreement) concerning the Company, any of its Subsidiaries or their respective businesses.  The Company understands and confirms that each of the Investors will rely on the foregoing representations and covenants in effecting transactions in securities of the Company.  Subject to the assumptions and qualifications stated therein, all disclosure provided to the Investors regarding the Company, its Subsidiaries or their respective businesses and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Schedules to this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  To the Company’s knowledge, except for the transactions contemplated by this Agreement, no event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.  The Company acknowledges and agrees that no Investor makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those set forth in the Transaction Documents.

(bb)         Indebtedness.  Except as disclosed in Schedule 3.1(bb) or in the Company’s SEC Reports, neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect (provided that, if the effect of such violation or default is to cause or to permit the holder or holders then to cause any such Indebtedness to become or be declared due prior to its stated maturity it shall be deemed to be a Material Adverse Effect), or (iii) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.  Schedule 3.1(bb) provides a detailed description of the material terms of any such outstanding Indebtedness.  For purposes of this Agreement:  (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment

15

obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(cc)         Foreign Corrupt Practices.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(dd)         Acknowledgment Regarding Investors’ Purchase of Securities.  Based upon the assumption that the transactions contemplated by this Agreement are consummated in all material respects in conformity with the Transaction Documents, the Company acknowledges and agrees that each of the Investors is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that no Investor is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Investor or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investors’ purchase of the Securities.  The Company further represents to each Investor that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

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(ee)         Employee Relations.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union.  The Company believes that its relations with its employees are as disclosed in the SEC Reports.  Except as disclosed in the SEC Reports, during the period covered by the SEC Reports, no executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the Securities Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary.  To the knowledge of the Company or any such Subsidiary, no executive officer of the Company or any of its Subsidiaries is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any such Subsidiary to any liability with respect to any of the foregoing matters.

(ff)           Environmental Laws.  The Company and its Subsidiaries (i) are in compliance in all material respects with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) are in compliance in all material respects with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(gg)         Subsidiary Rights.  Except as set forth in Schedule 3.1(gg), the Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(hh)         Tax Status.  The Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

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(ii)           Right of First Offer.  Except as set forth on Schedule 3.1(ii), the Company has not granted to any Person any rights of first offer or rights of first refusal with respect to the provision or obtaining of any debt or equity financing, including, but not limited to, any rights to provide additional financing currently available under the credit facilities described on Schedule 3.1(bb) hereto, except for such rights of first offer or rights of first refusal that by their terms have expired or terminated and are no longer effective as of the Closing Date.

3.2.          Representations and Warranties of the Investors.  Each Investor hereby, for itself and for no other Investor, represents and warrants to the Company as follows, as of the date hereof and as of the Closing:

(a)           Organization; Authority.  Such Investor (other than Michael Engmann and Ronald Goodman) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by such Investor (other than Michael Engmann and Ronald Goodman) of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate or, if such Investor is not a corporation, such partnership, limited liability company or other applicable like action, on the part of such Investor.  Each of this Agreement and the Registration Rights Agreement has been duly executed by such Investor, and when delivered by such Investor in accordance with the terms hereof and thereof, will constitute the valid and legally binding obligation of such Investor, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies and (ii) other equitable principles of general application.

(b)           No Public Sale or Distribution.  Such Investor is acquiring the Shares in the ordinary course of business, as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Shares or any part thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Investor does not have a present arrangement to effect any distribution of the Shares to or through any Person or entity; provided, however, that by making the representations herein, such Investor does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(c)           Investor Status.  At the time such Investor was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act or a “qualified institutional buyer” as defined under Rule 144A(a) under the Securities Act.  Such Investor is not a registered broker-dealer under Section 15 of the Exchange Act, or a member of the NASD, Inc., or an entity engaged in the business of being a broker dealer.  Except as otherwise disclosed in writing to the Company on Exhibit B-2 (attached hereto) on or prior to the date of this Agreement, such Investor is not affiliated with any broker

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dealer registered under Section 15(a) of the Exchange Act, or a member of the NASD, Inc., or an entity engaged in the business of being a broker dealer.

(d)           Experience of Such Investor.  Such Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.  Such investor understands that it must bear the risk of this investment in the Shares indefinitely, and is able to bear such risk and is able too afford a complete loss of such investment.

(e)           Access to Information.  Such Investor acknowledges that it has reviewed the Disclosure Materials and has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information (provided, if any such information constitutes material non-public information, the Company shall (I) inform such Investor thereof at the time such information is provided and (II) make such information publicly available by furnishing or filing a Form 8-K with the Commission no later than the Closing Date; provided, however, the Company shall not be required to make public, disclose or file information, including projections, disclosed to the Investors, or any of them, as a result of their positions as members or observers of the Company’s Board of Directors) about the Company and its Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Neither such inquiries nor any other investigation conducted by or on behalf of such Investor or its representatives or counsel shall modify, amend or affect such Investor’s right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company’s representations and warranties contained in the Transaction Documents.  Such Investor acknowledges receipt of copies of the SEC Reports.

(f)            No Governmental Review.  Such Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(g)           No Conflicts.  The execution, delivery and performance by such Investor of this Agreement and the consummation by such Investor of the transactions contemplated hereby will not (i) result in a violation of the organizational documents, if any, of such Investor, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such that are not material and do not otherwise affect the ability of such Investor to consummate the transactions contemplated hereby.

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(h)           Restricted Securities.  The Investors understand that the Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Shares may be resold without registration under the Securities Act only in certain limited circumstances.

(i)            Legends.  It is understood that, except as set forth in Section 4.1(b) of this Agreement, certificates evidencing such Shares may bear the legend set forth in Section 4.1(b).

(j)            No Legal, Tax or Investment Advice.   Such Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice.  Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

The Company acknowledges and agrees that no Investor has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.2.

ARTICLE 4.

OTHER AGREEMENTS OF THE PARTIES

4.1.          Transfer Restrictions; Legends.  (a) Shares may only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws.  In connection with any transfer of the Securities other than pursuant to an effective registration statement, to the Company, to an Affiliate of an Investor or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.  Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its Transfer Agent, without any such legal opinion, except to the extent that the Transfer Agent requests such legal opinion, any transfer of Shares by an Investor to an Affiliate of such Investor, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Shares and the Company reasonably believes such transfer is in compliance with all applicable securities laws.

(b)           The Investors agree to the imprinting, so long as is required by this Section 4.1(b), of the following legend on any certificate evidencing any of the Shares:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION

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FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.

Certificates evidencing Shares shall not be required to contain such legend or any other legend (i) following any sale of such Shares pursuant to an effective registration statement (including the Registration Statement) covering the resale of the Shares, (ii) in connection with a sale, assignment or other transfer, provided such holder provides the Company with an opinion of counsel reasonably satisfactory to the Company, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act and that such legend is no longer required, or (iii) upon such holder’s providing the Company with assurance reasonably acceptable to the Company, including customary seller and broker representation letters, that the Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A under the Securities Act.  The Company shall cause its counsel to issue the legal opinion included in the Transfer Agent Instructions to the Transfer Agent on the Effective Date.  Following the Effective Date or at such earlier time as a legend is no longer required for certain Shares, the Company will, no later than three Trading Days following the delivery by an Investor to the Company or the Transfer Agent of (i) a legended certificate representing such Shares and (ii) an opinion of counsel or such other information to the extent required by Section 4.1(a) or Section 4.1(b), deliver or cause to be delivered to such Investor a certificate representing such Shares that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1(b).

If within three Trading Days after the Company’s receipt of a legended certificate and the other documents as specified in Clauses (i) and (ii) of the paragraph immediately above, the Company shall fail to issue and deliver to such Investor a certificate representing such Shares that is free from all restrictive and other legends, and if on or after such Trading Day the Investor purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of shares of Common Stock that the Investor anticipated receiving from the Company without any restrictive legend (the “Covering Shares”), then the Company shall, within three Trading Days after the Investor’s request, pay cash to the Investor in an amount equal to the excess (if any) of the Investor’s total purchase price (including brokerage commissions, if any) for the Covering Shares, over the product of (A) the number of Covering Shares, times (B) the closing bid price on the date of delivery of such certificate and the other documents as specified in Clauses (i) and (ii) of the paragraph immediately above.

(c)           The Company will not object to and shall permit (except as prohibited by law) an Investor to pledge or grant a security interest in some or all of the Shares in connection with a bona fide margin agreement or other loan or financing arrangement secured by the Shares, and if required under the terms of such agreement, loan or arrangement, the Company will not

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object to and shall permit (except as prohibited by law) such Investor to transfer pledged or secured Shares to the pledgees or secured parties.  Except as required by law, such a pledge or transfer shall not be subject to approval of the Company, no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith, and no notice shall be required of such pledge.  Each Investor acknowledges that the Company shall not be responsible for any pledges relating to, or the grant of any security interest in, any of the Shares or for any agreement, understanding or arrangement between any Investor and its pledgee or secured party.  At the appropriate Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder.  Provided that the Company is in compliance with the terms of this Section 4.1(c), the Company’s indemnification obligations pursuant to Section 4.7 shall not extend to any Proceeding or Losses arising out of or related to this Section 4.1(c).

4.2.          Furnishing of Information.  Until the date that any Investor owning Shares may sell all of them under Rule 144 of the Securities Act (or any successor provision), the Company covenants to use its Best Efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.  The Company further covenants that it will take such further action as any holder of Shares may reasonably request to satisfy the provisions of this Section 4.2.

4.3.          Integration.  The Company shall not, and shall use its Best Efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Investors, or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market.

4.4.          Reservation of Securities.  The Company shall, at all times, maintain a reserve from its duly authorized Shares of Shares for issuance pursuant to the Transaction Documents.  In addition, the Company shall, as soon as possible, but in no event later than June 30, 2008, maintain a reserve from its duly authorized shares of Common Stock a sufficient number of shares of Common Stock for issuance pursuant to the Transaction Documents in such amount as may be required to fulfill its obligations to issue such shares of Common Stock upon conversion of the Shares or otherwise under the Transaction Documents.  In the event that at any time the then authorized Shares of shares of Common Stock are insufficient for the Company to satisfy its obligations to issue such Shares or shares of Common Stock under the Transaction Documents, the Company shall promptly take such actions as may be required to increase the number of authorized and reserved Shares and shares of Common Stock, as applicable.

4.5.          Securities Laws Disclosure; Publicity.  The Company shall, promptly after the Closing, but in no event later than 5:30 p.m., New York time, on the Business Day following the Closing, issue a press release reasonably acceptable to the Investors disclosing all material terms

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of the transactions contemplated hereby and by the Credit Agreement.  The Company shall, promptly after the Closing, but in no event later than the second Business Day following the Closing Date, file a Current Report on Form 8-K with the Commission (the “8-K Filing”) describing the terms of the transactions contemplated by the Transaction Documents and the Credit Agreement, in the form required by the Exchange Act.  Thereafter, the Company shall timely file any filings and notices required by the Commission or applicable law with respect to the transactions contemplated hereby and by the other Transaction Documents and shall provide copies thereof to the Investors promptly after filing.  Except as herein provided, the Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any press release without the prior written consent of such Investor, unless otherwise required by law.  The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents not to, provide any Investor with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the issuance of the above referenced press release without the express written consent of such Investor.

4.6.          Use of Proceeds.  The Company does not anticipate receiving any proceeds under the Transaction Documents.  To the extent that the Company does receive any proceeds under the Transaction Documents or in connection with the transactions contemplated thereby, the Company intends to use such proceeds for the payment of fees and expenses related to the transactions contemplated hereby and by the other Transaction Documents and then to use any remaining proceeds for product development, working capital and general corporate purposes.

4.7.          Indemnification of Investors.  In consideration of each Investor’s execution and delivery of the Transaction Documents and acquisition of the Shares thereunder, and in addition to all of the Company’s other obligations under the Transaction Documents, including the indemnity provided in the Registration Rights Agreement, the Company will defend, protect, indemnify and hold harmless each of the Investors, each other holder of Shares, and their respective stockholders, directors, officers, shareholders, partners, members, employees and agents or other representatives (each, an “Investor Party”) from any and all Losses that any such Investor Party may suffer or incur as a result of, arising out of or relating to (a) any misrepresentation, breach or inaccuracy of any representation, warranty, covenant or agreement made by the Company in any Transaction Document or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Investor Party by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Shares, or (iii) the status of such Investor or holder of the Shares or the Underlying Shares as an investor in the Company, except, in each case, solely to the extent arising out of the gross negligence, fraud or other intentional misconduct by such Investor Party, any material misrepresentation or material breach of any representation or warranty made by the Investor Party in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or material breach of any covenant, agreement or obligation of

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the Investor Party contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the indemnified Losses which is permissible under applicable law.  In addition to the indemnity contained herein, the Company will reimburse each Investor Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred.  Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 4.7 shall be the same as those set forth in Section 5 of the Registration Rights Agreement.

4.8.          Listing of Securities.  The Company agrees, (i) if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application the Underlying Shares, and will take such other action as is necessary or desirable to cause the Underlying Shares to be listed on such other Trading Market as promptly as possible, and (ii) it will take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

4.9.          Stockholder Approval.

(a)           The Company covenants and agrees to obtain the approval of its stockholders, and to take all requisite actions in order to increase the number of authorized shares of Common Stock by a number of shares as shall be sufficient to fully reserve shares for issuance upon conversion of the Shares (collectively “Stockholder Approval”) which Stockholder Approval shall occur as soon as possible, but in no event later than June 30, 2008.

(b)           In furtherance of obtaining the Stockholder Approval, (i) the Company shall adopt proper resolutions authorizing the actions set forth in subsection (a) above, (ii) the Board of Directors of the Company shall recommend and the Company shall otherwise use its Best Efforts to promptly and duly obtain Stockholder Approval, including, without limitation, soliciting proxies from its stockholders in connection therewith in the same manner as all other management proposals in such proxy statement and having all management-appointed proxy-holders vote their proxies in favor of such proposals to carry out such resolutions, and (iii) within three Business Days of obtaining such Stockholder Approval, take all actions necessary to effectuate the actions set forth in subsections (b)(i) and (b)(ii) above.

4.10.        Ranking.  The Shares shall rank senior to any class of equity security of the Company.

4.11.        Cancellation of Notes.  With respect to each Investor that holds a Promissory Note issued by the Company as set forth on Exhibit A hereto, all obligations, liabilities, covenants and agreements of the Company under or in connection with the Note and Warrant Purchase Agreement, dated as of February 5, 2007 and June 15, 2007, respectively, and each related Promissory Note issued thereunder, are, as to each Investor, hereby terminated and cancelled and are of no further force or effect upon Closing and receipt by each Investor of (i) a certificate evidencing its respective Shares pursuant to Section 2.3(a)(iv), (ii) in the case of AFS

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Investments, Inc., Rubicon Global Value Fund, L.P. and Frederick Farrar, payment at Closing of accrued and unpaid interest in the amounts set forth on Exhibit A and (iii) payment to each Investor of interest accrued and unpaid for the period from (and including) June 1, 2008 to (but excluding) the Closing Date, which certificates and payments have been tendered by the Company and accepted by each Investor as full payment and satisfaction for the Promissory Note(s) issued to such Investor and the Company’s obligations thereunder and under the Note and Warrant Purchase Agreement under which such Promissory Note was issued, except as may otherwise be provided in connection with a rescission pursuant to Section 6.1.

ARTICLE 5.

CONDITIONS PRECEDENT TO CLOSING

5.1.          Conditions Precedent to the Obligations of the Investors.  The obligation of each Investor to acquire Shares at the Closing is subject to the satisfaction or waiver by such Investor, at or before the Closing, of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company contained herein shall be true and correct as of the date when made and as of the Closing as though made on and as of such date (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date);

(b)           Performance.  The Company and each Investor shall have performed, satisfied and complied with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

(c)           Company Deliverables.  The Company shall have delivered each of the Company Deliverables; and

(d)           Executed Loan Documents.  The Loan Documents including but not limited to (a) the Credit Agreement, (b) the Notes, (c) the Pledge and Security Agreement, and (d) the Depositary Account Control Agreement, and all other documents and instruments contemplated by such agreements, shall have been duly authorized and executed by each of the parties thereto in form and substance reasonably satisfactory to Phoenix, Michael Engmann and Ronald Goodman, and the Company shall have delivered sufficient original counterparts thereof to Phoenix, Michael Engmann and Ronald Goodman.

5.2.          Conditions Precedent to the Obligations of the Company.  The obligation of the Company to sell Shares at the Closing to each Investor is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of such Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date);

(b)           Performance.  Such Investor shall have performed, satisfied and complied in all material respects (except as to those covenants, agreements and conditions qualified by

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materiality) with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Investor at or prior to the Closing;

(c)           Promissory Notes.  Not less than $945,000 in principal of the Promissory Notes shall be tendered as payment for the Shares; and

(d)           Investor Deliverables.  Such Investor shall have delivered each of the Investor Deliverables to be delivered by such Investor at the Closing.

ARTICLE 6.

MISCELLANEOUS

6.1.          Rescission.  In the event that the Company fails to meet the requirements of Section 4.9 herein, the Company shall make a rescission offer to the holders of the Shares by sending to each holder, on or before July 7, 2008, a notice (the “Rescission Notice”) of such rescission offer, which shall specify the rescission rights including the date by which the rescission offer must be accepted, the method of acceptance, the documents (including certificates for Shares) that are required for acceptance, and the consideration to be received.  Each holder may accept such rescission offer, in whole or in part, in its sole discretion, by sending a notice of acceptance (“Notice of Acceptance”) of such rescission offer on or prior to August 4, 2008 (or such later date as the Company shall specify in the Rescission Notice), stating the number of Shares such holder will rescind.  The Company shall make a payment to each holder of Shares who accepts the rescission offer, promptly (and in no event more than three (3) Business Days) (the “Rescission Payment Date”) following such holder’s tendering certificate(s) for all or such portion of its Shares as are specified in the Notice of Acceptance, consideration identical to the consideration paid by such holder for such Shares by reissuing to such holder its Promissory Note or issuing to such holder a new promissory note identical in all respects to such holder’s Promissory Note, in a principal amount equal to one dollar ($1.00) for each Share being rescinded, plus, at the holder’s option: (i) an amount in cash equal to all accrued but unpaid dividends on the Shares being rescinded to the Rescission Payment Date, or (ii) an amount in cash equal to the accrued but unpaid interest on such holder’s Promissory Note (or new promissory note, as the case may be) being reissued (or issued, as the case may be) to such holder pursuant hereto, as would have accrued had it been outstanding from the Closing Date to the Rescission Payment Date (in each case, as adjusted to reflect forward or reverse stock splits, stock dividends, recapitalizations or other similar capital reorganization or reclassification of capital stock) (the “Rescission Price”).  The Shares not rescinded shall remain outstanding and entitled to all the rights and preferences provided herein other than those rights set forth in this Section 6.1.  To the extent applicable, the Company shall issue replacement certificates representing any Shares not rescinded to be delivered to such holder with such holder’s Rescission Price.  Upon rescission, all rights of the holders of Shares so rescinded shall cease with respect to such Shares, and such Shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose and shall be automatically and immediately canceled and shall not be reissued or sold, and neither the Company nor any of its Subsidiaries shall be a holder of, nor may any of them exercise any rights granted to holders of, such Shares following rescission.  Upon return of all or any portion of such holder’s Promissory

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Note, along with the Rescission Price and any other deliverables pursuant to this Section 6.1, interest shall accrue on such Promissory Note pursuant to the original terms set forth therein.

6.2.          Fees and Expenses.  The Company shall pay all fees, costs and expenses (including legal fees, due diligence costs, expenses of attorneys and costs of advisers, counsel, accountants and other experts, if any) incurred by any party to this Agreement in connection with (a) any matters contemplated by or arising out of this Agreement and the Transaction Documents, (b) the examination, review, due diligence investigation, documentation, negotiation and closing of the transactions contemplated herein; (c) the continued administration of the Transaction Documents, including any such fees, costs and expenses incurred in perfecting, maintaining, determining the priority of and releasing any security, any tax payable in connection with any Transaction Documents and any amendments, modifications and waivers thereof; (d) any amendment, supplement, waiver or modification of any of the Transaction Documents; and (e) any default and any enforcement of collection proceeding resulting therefrom or any workout or restructuring of any of the transactions hereunder or contemplated thereby or any action to enforce any Transaction Document or to collect any payments due from the Company; provided, however, that the aggregate amount of subsections (a) and (b) and the legal fees and expenses, due diligence costs, costs of advisers, counsel, accountants and other experts, if any, and all other expenses that occur pre-Closing shall be paid by the Company to Phoenix or its designee at Closing.

6.3.          Entire Agreement.  The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Company will execute and deliver to the Investors such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

6.4.          Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 6.4 prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The addresses, facsimile numbers and e-mail addresses for such notices and communications are those set forth on the signature pages hereof, or such other address, facsimile number or e-mail address as may be designated hereafter, in the same manner, by any such Person.

6.5.          Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Investors or, in the case of a waiver, by the party against whom enforcement of

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any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

6.6.          Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

6.7.          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investors holding a majority of the Shares.  Any Investor may assign its rights under this Agreement to any Person to whom such Investor assigns or transfers (including by way of distribution to its members, partners or stockholders) any Securities, provided (i) such transferor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such assignment, (ii) the Company is furnished with written notice of the name and address of such transferee or assignee, (iii) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws, (iv) such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the “Investors”, and (v) such transfer shall have been made in accordance with the applicable requirements of this Agreement and with all laws applicable thereto.

6.8.          No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

6.9.          Governing Law; Venue; Waiver of Jury Trial.  THE CORPORATE LAWS OF THE STATE OF DELAWARE SHALL GOVERN ALL ISSUES CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS.  ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  THE COMPANY AND INVESTORS HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN FOR THE ADJUDICATION OF ANY DISPUTE BROUGHT BY THE COMPANY OR ANY INVESTOR HEREUNDER, IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY THE COMPANY OR ANY INVESTOR, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER.  EACH PARTY HEREBY IRREVOCABLY

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WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.  THE COMPANY AND INVESTORS HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

6.10.        Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

6.11.        Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or e-mail attachment, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

6.12.        Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.13.        Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Investor exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

6.14.        Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company for any losses in connection therewith.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

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6.15.        Remedies.  In addition to being entitled to exercise all rights provided herein or in the other Transaction Documents or granted by law or any other agreement or contract, including recovery of damages, each Investor, each other holder of Shares and the Company will be entitled to seek specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers.  The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

6.16.        Payment Set Aside. To the extent that the Company makes a payment or payments to any Investor pursuant to any Transaction Document or an Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17.        Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.18.        Adjustments in Share Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in any Transaction Document to a number of shares or a price per share shall be amended to appropriately account for such event.

6.19.        Independent Nature of Investors’ Obligations and Rights.  The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Documents.  The decision of each Investor to purchase Securities pursuant to this Agreement has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no

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Investor or any of its agents or employees shall have any liability to any other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions.  Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document.  Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no other Investor will be acting as agent of such Investor in connection with monitoring its investment hereunder.  Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose.

 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COMMUNICATION INTELLIGENCE CORPORATION

By:
Name: Guido D. DiGregorio
Title: Chief Executive Officer and President

Address for Notice:
275 Shoreline Drive, #500
Redwood Shores, California 94065

With a copy to:

Davis Wright Tremaine LLP
1300 SW Fifth Avenue, Suite 2300
Portland, Oregon 97201

COMPANY SIGNATURE PAGE

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Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of                      , 2008 (the “Purchase Agreement”) by and among Communication Intelligence Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor:

By:

By:
Name:
Title:

Address:

Telephone No.:

Facsimile No.:

Email Address:

Number of Shares:

Aggregate Purchase Price:

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EXHIBIT B

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

Dated as of June 5, 2008,

By And Among

COMMUNICATION INTELLIGENCE CORPORATION

AND

THE INVESTORS SIGNATORY HERETO

i

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of June 5, 2008, by and among Communication Intelligence Corporation, a Delaware corporation (the “Company”), and the investors signatory hereto (each an “Investor” and collectively, the “Investors”).

This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the date hereof, among the Company and the investors identified on the signature pages thereto (the “Purchase Agreement”), the Credit Agreement, dated as of the date hereof, among the Company and the lenders signatory thereto (the “Credit Agreement”), and other Transaction Documents pursuant to which the Company will effect a Debt Refinancing.

The Company and the Investors hereby agree as follows:

1.         Definitions.  Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement will have the meanings given such terms in the Purchase Agreement.  As used in this Agreement, the following terms have the respective meanings set forth in this Section 1:

“Advice” has the meaning set forth in Section 8(c).

“Additional Registrable Securities” means the Additional Underlying Shares, and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event, or any price adjustment as a result of such stock splits, reverse stock splits or similar events with respect to any of the Additional Underlying Shares.

“Additional Registrable Securities Piggy Back Period” has the meaning set forth in Section 8(d).

“Additional Shares” means the shares of Series A Cumulative Convertible Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designations, issuable pursuant to the Company’s option to make dividend payments “in kind” pursuant to the Certificate of Designations.

“Additional Underlying Shares” means the Shares of Common Stock issuable upon conversion of the Additional Shares or exercise of the Additional Warrants.

“Additional Warrants” means the warrants to purchase from the Company shares of Common Stock of the Company issued pursuant to the Company’s option to make interest payments “in kind” pursuant to the Credit Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Allowable Grace Period” has the meaning set forth in Section 3(a).

“Certificate of Designations” means the Certificate of Designations filed by the Company as of the date hereof.

“Commission” means the U.S. Securities and Exchange Commission.

“Company” has the meaning set forth in the Preamble.

“Covering Shares” has the meaning set forth in Section 3(c).

“Credit Agreement” has the meaning set forth in the Recitals.

“Debt Refinancing” means, collectively, the following: (i) the conversion of the outstanding debt set forth on Schedule 1.3 of the Credit Agreement into Loans (as defined in the Credit Agreement) under the Credit Agreement and the tender of the promissory notes evidencing such debt to the Company for cancellation; (ii) the tender of certain Promissory Notes (as defined under the Purchase Agreement) to the Company for cancellation in full payment for shares of Series A Preferred Stock as set forth in the Purchase Agreement and (iii) each of the other transactions contemplated hereby and by the other Debt Refinancing Documents.

“Demand Registration” has the meaning set forth in Section 8(e).

“Demand Registration Notice” has the meaning set forth in Section 8(e).

“Demand Registration Request” has the meaning set forth in Section 8(e).

“Demanding Holders” has the meaning set forth in Section 8(e).

“Effective Date” means, as to a Registration Statement, the date on which such Registration Statement is first declared effective by the Commission.

“Effectiveness Date” means (a) with respect to the Registration Statement required to be filed under Section 2(a), the earlier of (i) the 150th day following the Closing, and (ii) the fifth Trading Day following the date on which the Company is notified by the Commission that such Registration Statement will not be reviewed or is no longer subject to further review and comments, and (b) with respect to a Registration Statement required to be filed under Section 2(b), the earlier of: (i) the 90th day following the applicable Filing Date, and (ii) the fifth Trading Day following the date on which the Company is notified by the Commission that the Registration Statement will not be reviewed or is no longer subject to further review and comments.

“Effectiveness Failure” has the meaning set forth in Section 3(a).

“Effectiveness Period” has the meaning set forth in Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Filing Date” means (a) with respect to the Registration Statement required to be filed under Section 2(a), the earlier of (i) two (2) Business Days following the filing of the

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Company’s Quarterly Report on Form 10-Q for the three and six months ending June 30, 2008, and (ii) August 18, 2008, and (b) with respect to a Registration Statement required to be filed under Section 2(b), the 30th day following the date on which Holders of a majority of the Registrable Securities request that the Company register the resale of Common Stock on Form S-3.

“Filing Failure” has the meaning set forth in Section 3(a).

“Grace Period” has the meaning set forth in Section 3(a).

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities (including a holder or holders of Shares or Warrants convertible or exchangeable into Registrable Securities) or Additional Registrable Securities (including a holder or holders of Shares or Warrants convertible or exchangeable into Additional Registrable Securities).

“Indemnified Party” has the meaning set forth in Section 6(c).

“Indemnifying Party” has the meaning set forth in Section 6(c).

“Inspectors” has the meaning set forth in Section 4(l).

“Investor” or “Investors” has the meaning set forth in the Preamble.

“Losses” has the meaning set forth in Section 6(a).

“Maintenance Failure” has the meaning set forth in Section 3(a).

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Principal Market” means the primary market on which a security trades.

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Purchase Agreement” has the meaning set forth in the Recitals.

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“Records” has the meaning set forth in Section 4(l).

“register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415, and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

“Registration Delay Payments” has the meaning set forth in Section 3(a).

“Registrable Securities” means the Underlying Shares and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event, or any price adjustment as a result of such stock splits, reverse stock splits or similar events with respect to any of the Underlying Shares.

“Registration Statement” means the registration statement required to be filed in accordance with Section 2(a) and any additional registration statement(s) required to be filed under Section 2(b) or Section 8(e), including (in each case) the Prospectus, amendments and supplements to such registration statements or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule 144.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule 415.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule 424.

“Securities” means the Warrants, the Shares and the Underlying Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Holder Questionnaire” has the meaning set forth in Section 2(c).

“Shares” means the shares of Series A Cumulative Convertible Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designations, issuable pursuant to the Purchase Agreement.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

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“Transaction Documents” means this Agreement, the Purchase Agreement, the Credit Agreement, the Certificate of Designations and any other documents or agreements executed in connection with the transactions contemplated thereunder.

“Transfer Agent” means American Stock Transfer & Trust Company, or any successor transfer agent for the Company.

“Transfer Agent Instructions” means, with respect to the Company, the Irrevocable Transfer Agent Instructions, in the form of Exhibit D, executed by the Company and delivered to the Transfer Agent.

“Underlying Shares” means the shares of Common Stock issuable upon conversion of the Shares or exercise of the Warrants.

“Warrants” means the warrants (other than the Additional Warrants) to purchase from the Company shares of Common Stock of the Company issued pursuant to the Credit Agreement.

2.         Registration.

(a)           On or prior to the applicable Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415, on Form S-1 (or on such other form appropriate for such purpose).  Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the “Plan of Distribution” attached hereto as Exhibit A.  The Company shall use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than its Effectiveness Date, and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earliest of (i) two years after its Effective Date, (ii) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders pursuant to such Registration Statement, or (iii) such time as all of the Registrable Securities covered by such Registration Statement may be sold by the Holders without volume or manner of sale limitations pursuant to Rule 144 as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s Transfer Agent and the affected Holders (the “Effectiveness Period”).  By 5:00 p.m. (New York City time) on the Business Day immediately following the Effective Date of such Registration Statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (whether or not such filing is technically required under such Rule).

(b)           Promptly following any date on which the Company becomes eligible to use a registration statement on Form S-3 to register Registrable Securities for resale, the Company shall notify the Holder of Registrable Securities thereof.  Thereafter, for so long as the Company remains eligible to use a registration statement on Form S-3 to register Registrable

5

Securities for resale, the Company shall, promptly upon the request of the Holders of a majority of the Registrable Securities, prepare a Registration Statement on Form S-3 covering all such Registrable Securities (or a post-effective amendment on Form S-3 to the then effective Registration Statement) and shall cause such Registration Statement to be filed by the Filing Date for such Registration Statement and declared effective under the Securities Act as soon as possible thereafter, but in any event prior to the Effectiveness Date therefor. Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the “Plan of Distribution” attached hereto as Exhibit A.  The Company shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period.  By 5:00 p.m. (New York City time) on the Business Day immediately following the Effective Date of such Registration Statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (whether or not such filing is technically required under such Rule).

(c)           Each Holder agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Exhibit B (a “Selling Holder Questionnaire”).  The Company shall not be required to include in a Registration Statement the Registrable Securities of a Holder who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least two Trading Days prior to the Filing Date (subject to the requirements set forth in Section 4(a)).

3.         Other Agreements of the Parties

(a)           Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.  If (i) a Registration Statement covering all the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is (A) not filed with the Commission on or before the applicable Filing Deadline (a “Filing Failure”) or (B) not declared effective by the Commission on the applicable Effectiveness Deadline (an “Effectiveness Failure”) or (ii) on any day after the applicable Effective Date of any Registration Statement, sales of all the Registrable Securities included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined below) pursuant to such Registration Statement or otherwise (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, to register a sufficient number of shares of Common Stock or to maintain the listing of the Common Stock) (a “Maintenance Failure”) then, as partial relief for the damages to any Holder by reason of any such delay in or reduction of its ability to sell the Registrable Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), (A) the Company shall pay to each Holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one and one-half percent (1.5%) of the aggregate conversion price or exercise price, as the case may be, applicable with respect to such Holder’s Registrable Securities included in such Registration Statement on each of the following dates: (i) on the thirtieth day after the date of a Filing Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until such Filing Failure has been cured or the Effectiveness Period has terminated, whichever is earlier; (ii) on the thirtieth day after the date of

6

an Effectiveness Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until the such Effectiveness Failure is cured or the Effectiveness Period has terminated, whichever is earlier; and (iii) on the thirtieth day after the date of a Maintenance Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until such Maintenance Failure is cured or the Effectiveness Period has terminated, whichever is earlier.  The payments to which a Holder shall be entitled pursuant to this Section 3(a) are referred to herein as “Registration Delay Payments.”  Registration Delay Payments shall be paid on the earlier of (I) the dates set forth above and (II) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured or the Effectiveness Period has terminated.  In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full.  Notwithstanding the foregoing, in no event shall the Company be required to pay Registration Delay Payments for a contemporaneous Filing Failure and Effectiveness Failure.

Notwithstanding anything to the contrary herein, at any time after the Effective Date, the Company may (i) delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required or (ii) cause the Registration Statement to be suspended if such suspension is required by law, rule or regulation, or is otherwise in the best interest of the Company (a “Grace Period”); provided, that the Company shall promptly (i) notify the Holders in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Holders) and the date on which the Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends; and, provided further, that (x) no Grace Period shall exceed five (5) consecutive Trading Days, (y) during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of thirty (30) calendar days and (z) the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period (each, an “Allowable Grace Period”).  For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Holders receive the notice referred to in clause (i) and shall end on and include the later of the date the Holders receive the notice referred to in clause (ii) and the date referred to in such notice.  Notwithstanding anything to the contrary, the Company shall cause its Transfer Agent to deliver unlegended Registrable Securities to a transferee of an Holder in connection with any sale of Registrable Securities with respect to which a Holder has entered into a contract for sale, and delivered a copy of the Prospectus included as part of the applicable Registration Statement, prior to the Holder’s receipt of the notice of a Grace Period and for which the Holder has not yet settled.

(b)           The Registrable Securities may only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws.  In connection with any transfer of the Registrable Securities other than pursuant to an effective registration statement, to the Company, to an Affiliate of a Holder or in connection with a pledge as contemplated in Section 3(d), the Company may require the transferor thereof to provide to the Company an opinion of

7

counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.  Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its Transfer Agent, without any such legal opinion, except to the extent that the Transfer Agent requests such legal opinion, any transfer of Registrable Securities by a Holder to an Affiliate of such Holder, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Registrable Securities.

(c)           The Holders agree to the imprinting, so long as is required by this Section 3(c), of the following legend on any certificate evidencing any of the Registrable Shares:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.

Certificates evidencing Registrable Securities shall not be required to contain such legend or any other legend following any sale of such Registrable Securities (1) under a registration statement or (2) pursuant to Rule 144 if the holder provides the Company with assurance reasonably acceptable to the Company, including customary seller and broker representation letters, that the Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A under the Securities Act.  The Company shall cause its counsel to issue the legal opinion included in the Transfer Agent Instructions to the Transfer Agent on the Effective Date.  Following the Effective Date or at such earlier time as a legend is no longer required for the Registrable Securities, the Company will no later than (i) the time provided in the Certificate of Designations or the Warrants with respect to the issuance of shares of Common Stock upon conversion of the Shares or exercise of the Warrants, as applicable or (ii) three Trading Days following the delivery by a Holder to the Company or the Transfer Agent, as applicable, of (x) the legended certificate representing such Registrable Securities, if the Company had issued a legended certificate for such Registrable Securities, and (y)  such other documents or information as is required pursuant to this Section 3(c), deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 3(c).

If within three Trading Days after the Company’s receipt of a legended certificate and the other documents as specified in Clauses (ii)(x) and (ii)(y) of the paragraph immediately above,

8

the Company shall fail to issue and deliver to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock that the Holder anticipated receiving from the Company without any restrictive legend (the “Covering Shares”), then the Company shall, within three Trading Days after the Holder’s request, pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares, over the product of (A) the number of Covering Shares, times (B) the closing bid price on the date of delivery of such certificate and the other documents as specified in Clauses (ii)(x) and (ii)(y) of the paragraph immediately above.

(d)           The Company will not object to and shall permit (except as prohibited by law) a Holder to pledge or grant a security interest in some or all of the Securities in connection with a bona fide margin agreement or other loan or financing arrangement secured by the Securities, and if required under the terms of such agreement, loan or arrangement, the Company will not object to and shall permit (except as prohibited by law) such Holder to transfer pledged or secured Securities to the pledgees or secured parties.  Except as required by law, such a pledge or transfer shall not be subject to approval of the Company, no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith, and no notice shall be required of such pledge.  Each Holder acknowledges that the Company shall not be responsible for any pledges relating to, or the grant of any security interest in, any of the Securities or for any agreement, understanding or arrangement between any Holder and its pledgee or secured party.  At the appropriate Holder’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder.  Provided that the Company is in compliance with the terms of this Section 3(d), the Company’s indemnification obligations pursuant to Section 6 shall not extend to any Proceeding or Losses arising out of or related to this Section 3(d).

4.         Registration Procedures.

In connection with the Company’s registration obligations hereunder, the Company shall:

(a)           Not less than four Trading Days prior to the filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto, furnish to each Holder copies of the “Selling Stockholders” section of such document, the “Plan of Distribution” and any risk factor contained in such document that addresses specifically this transaction or the Selling Stockholders, as proposed to be filed, which documents will be subject to the review of such Holder. Any Holder must provide its comments, if any, to the Company at least two Trading Days prior to the filing of such Registration Statement or any related Prospectus or any amendment or supplement thereto.  The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which the “Selling Stockholder”

9

section thereof differs from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented).

(b)           (i)  Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that would not result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(c)           Notify the Holders as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing and, in the case of (v) below, not less than three Trading Days prior to the financial statements in any Registration Statement becoming ineligible for inclusion therein) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders that pertain to the Holders as a Selling Stockholder or to the Plan of Distribution, but not information which the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or

10

necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           Use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e)           Furnish to each Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished) promptly after the filing of such documents with the Commission.

(f)            Promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request.  The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(g)           Prior to any public offering of Registrable Securities, register or qualify such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder may reasonably request, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statements; provided, however, the company shall not be required to register to do business in any such state.

(h)           Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statements, which certificates shall be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations or amounts, and registered in such names, as any such Holders may request.

(i)            Upon the occurrence of any event contemplated by Section 4(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)            In conjunction with the filing of the Registration Statement or sales thereunder, the Company will make any filings as may be required to be made with the NASD, via the COBRA desk filing system.

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(k)           The Company shall not identify any Holder as an underwriter in any public disclosure or filing with the Commission, the Principal Market or any other market or exchange without such Holder’s consent.  If such Holder refuses to give such consent in connection with a Registration Statement and the Company is obligated by law or the rules or regulations of the SEC, to identify such Holder as an underwriter, the Company shall not be obligated to register such Holder’s Registrable Securities on the applicable Registration Statement.  If any Holder is required under applicable securities laws to be described in the Registration Statement as an underwriter, provided that such Holder has consented to be identified as such in the Registration Statement, at the reasonable request of such Holder and at such Holder’s expense, the Company shall furnish to such Holder, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Holder may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Holder.

(l)            If any Holder is required under applicable securities laws to be described in the Registration Statement as an underwriter, and provided that such Holder has consented to be identified as such in the Registration Statement, the Company shall make available for inspection by (i) such Holder, (ii) its legal counsel and (iii) the accountants or other agents retained by the Holder (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to a Holder) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement.  Each Holder agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.  Nothing herein (or in any other confidentiality agreement between the Company and any Holder) shall be deemed to limit the Holder’s ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

(m)          The Company shall hold in confidence and not make any disclosure of information concerning a Holder provided to the Company, other than the information provided in or pursuant to the Selling Holder Questionnaire, unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement,

12

(iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or, to the knowledge of the Company, any other agreement.  The Company agrees that it shall, upon learning that disclosure of such information concerning a Holder is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Holder and allow such Holder, at the Holder’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(n)           The Company shall use its reasonable best efforts either to (i) cause all the Registrable Securities covered by a Registration Statement to be listed on the Principal Market or, if securities of the same class and series as the Registrable Securities are no longer listed on the Principal Market such other securities market or exchange on which securities of the same class and series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of the Principal Market or such other exchange or market.  The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 4(n).

(o)           If requested by an Investor, the Company shall as soon as reasonably practicable (i) incorporate in a prospectus supplement or post-effective amendment such information as such Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities.

(p)           The Company shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(q)           Unless the following information is otherwise available on the EDGAR system, the Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the Effective Date of a Registration Statement.

(r)            The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

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(s)           Within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the Commission, the Company shall deliver, and / or shall cause legal counsel for the Company to deliver (as required by the Company’s Transfer Agent to remove legends from the Registrable Securities), to the Transfer Agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit C.

5.         Registration Expenses.  All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement.  The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement; provided, however, the Company shall not be responsible for any fees, expenses or costs incurred by Holder in connection with the sale of Shares covered by a Registration Statement.  In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

6.         Indemnification.

(a)           Indemnification by the Company.  The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, investment advisors, partners, members and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information

14

regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Exhibit A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 4(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected.  The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b)           Indemnification by Holders.  Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon: (x) such Holder’s failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent that, (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement (it being understood that the Holder has approved Exhibit A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 4(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected.  In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)           Conduct of Indemnification Proceedings.  If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified

15

Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless:  (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party).  The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld.  No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d)           Contribution.  If a claim for indemnification under Section 6(a) or 6(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations.  The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge,

16

access to information and opportunity to correct or prevent such action, statement or omission.  The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 6(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.  Notwithstanding the provisions of this Section 6(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

7.         Reports Under the 1934 Act.

With a view to making available to the Holders the benefits of Rule 144, the Company agrees, until the earlier of such time as all of the Registrable Securities (i) have been sold and (ii) may be sold by all Holders without volume limitations pursuant to Rule 144, to:

(a)           make and keep public information available, as those terms are understood and defined in Rule 144;

(b)           file with the SEC in a timely manner all reports and other documents required of the Company under Section 13 or 15(d) of the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)           furnish to each Holder so long as such Holder owns (or has the right to receive pursuant to conversion of Shares or exercise of Warrants) Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.

8.         Miscellaneous.

(a)           Remedies.  In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this

17

Agreement.  The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)           Compliance.  Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(c)           Discontinued Disposition.  Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 4(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.  The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(d)           Piggy-Back Registrations.

If at any time:

(i)            during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities; or

(ii)           prior to the date which is the earliest of (I) two years after the Effective Date of a Registration Statement covering Additional Registrable Securities, (II) such time as all of the Additional Registrable Securities have been publicly sold by the Holders pursuant to a Registration Statement, or (III) such time as all of the Additional Registrable Securities may be sold by the Holders without volume or manner of sale limitations pursuant to Rule 144 as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s Transfer Agent and the affected Holders (the “Additional Registrable Securities Piggy Back Period”) there is not an effective Registration Statement covering all of the Additional Registrable Securities;

and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder of Registrable Securities (during the Effectiveness Period) and each Holder of Additional Registrable Securities (during the Additional Registrable Securities Piggy Back

18

Period) written notice of such determination and, if within fifteen days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities and Additional Registrable Securities, as the case may be, as the applicable Holder requests to be registered and which are not otherwise covered in an effective Registration Statement, subject to customary underwriter cutbacks applicable to all holders of registration rights.

(e)           Demand Registrations in Connection with Additional Registrable Securities.  If at any time during the Additional Registrable Securities Piggy Back Period the Company shall receive from Holders (the “Demanding Holders”) of at least 750,000 Additional Registrable Securities a written request (the “Demand Registration Request”) that the Company register all or a part (but not less than 750,000) Additional Registrable Securities (each such registration being a “Demand Registration”), the Company shall: (x) promptly (and in any event no more than five days after receipt of such Demand Registration Request) give written notice (the “Demand Registration Notice”) of the proposed Demand Registration to all other Holders of Additional Registrable Securities; and (y) as soon as practicable, but in no event more than 90 days (provided that, if the Commission reviews and has written comments to the registration statement filed in connection with the Demand Registration that would require the filing of a pre-effective amendment thereto with the Commission, then in no event more than 150 days) after receiving such Demand Registration Request, use its reasonable best efforts to cause such Registration Statement covering all or such portion of the Additional Registrable Securities of the Demanding Holders as are specified in the Demand Request, together with all or such portion of the Additional Registrable Securities of any Holder or Holders that have, within 15 days of receiving the Demand Registration Notice, notified the Company of their intention to join in such Demand Registration Request, to be declared effective under the Securities Act, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act until the date which is the earliest of (i) two years after its effective date, (ii) such time as all of the Additional Registrable Securities covered by such Registration Statement have been publicly sold by the Holders thereof pursuant to such Registration Statement or (iii) such time as all of the Additional Registrable Securities covered by such Registration Statement may be sold by the Holders thereof without volume or manner of sale limitations pursuant to Rule 144 as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s Transfer Agent and the affected Holders; provided, however, that the Company shall not be obligated to effect, or take any action to effect, more than one Demand Registration pursuant to this Section 8(e) in any 12-month period during which at least one Demand Registration has been declared or ordered effective by the Commission.  The filing of two or more Registration Statements in response to one Demand Registration Request shall be counted as one Demand Registration.  Notwithstanding the foregoing, the Company shall not be obligated to effect, or take any action to effect, a Demand Registration during the period starting with the date 30 days prior to the Company’s date of filing of, and ending on the date 90 days immediately following the effective date of, any registration statement pertaining to equity securities of the Company (other than a registration statement on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans), provided that the Company is actively employing in good faith its reasonable best efforts to cause such registration statement to become effective and, provided

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further, that Holders of Additional Registrable Securities are afforded piggy-back registration rights with respect to such registration statement pursuant to Section 8(d).

(f)            Representations and Covenants Made to the Investors.  Any and all representations, warranties, covenants and agreements made by the Company to and for the benefit of the Investors that survive the consummation of the transactions contemplated by the Purchase Agreement shall be deemed to have also been made to and for the benefit of Holders.

(g)           Amendments and Waivers.  The provisions of this Agreement, including the provisions of this Section 8(g), may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of no less than a majority in interest of the then outstanding Registrable Securities.  Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates.

(h)           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as follows:

If to the Company:	Communication Intelligence Corporation
275 Shorewood Drive, Suite #500
Redwood Shores, California 94065
Attn: Frank Dane
Facsimile: (650) 802-7777

With a copy (which shall not constitute notice) to:

Davis Wright Tremaine LLP
23rd Floor
1300 S.W. Fifth Ave.
Portland, Oregon 97201
Attn: Michael C. Phillips
Facsimile: 503-778-5299

If to a Investor:	To the address set forth under such Investor’s name on the signature pages hereto.

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With a copy to:	Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022
Facsimile: (212) 603-2001
Attn: Herman Sassower, Esq.

If to any other Person who is then the registered Holder:

To the address of such Holder as it appears in the stock transfer books of the Company or such other address as may be designated in writing hereafter, in the same manner, by such Person.

(i)            Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder.  The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder.  Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

(j)            Execution and Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(k)           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, employees or agents) will be commenced in the New York Courts.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  If either party shall

21

commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(l)            Cumulative Remedies.  The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(m)          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(n)           Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(o)           Independent Nature of Investors’ Obligations and Rights.  The obligations of each Investor under this Agreement are several and not joint with the obligations of each other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement.  Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any other Transaction Document.  Each Investor acknowledges that no other Investor will be acting as agent of such Investor in enforcing its rights under this Agreement.  Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose.  The Company acknowledges that each of the Investors has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

COMMUNICATION INTELLIGENCE CORPORATION

By:
Name:
Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES OF INVESTORS TO FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

NAME OF INVESTOR

By:
Name:
Title:

ADDRESS FOR NOTICE

c/o:

Street:

City/State/Zip:

Attention:

Tel:

Fax:

Email:

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EXHIBIT C

Share Lending Agreement

SHARE LENDING AGREEMENT

Dated as of June 5, 2008

Among

PHOENIX VENTURE FUND LLC (the “Lender”),

and

THE BORROWERS PARTY HERETO (the “Borrowers”),

and

SG PHOENIX LLC,
as Collateral Agent (the “Collateral Agent”)

This Agreement sets forth the terms and conditions under which the Borrowers may, from time to time, borrow from Lender shares of Common Stock.

The parties hereto agree as follows:

Section 1.  Certain Definitions.

The following capitalized terms shall have the following meanings:

“Bankruptcy Code” has the meaning set forth in Section 9(b).

“Borrowing Notice” has the meaning set forth in Section 2(b).

“Business Day” means, with respect to any Loan hereunder, a day on which regular trading occurs in the principal trading market for the Common Stock.

“Certificate of Designations” shall mean the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Convertible Preferred Stock of the Company filed by the Company with the Secretary of State of the State of Delaware.

“Closing Price” on any day means, with respect to the Common Stock (i) if the Common Stock is listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or is included in the OTC Bulletin Board Service (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the Common Stock is then listed or is admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the Common Stock is not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the Common Stock is listed or admitted to trading on such market), the average of the bid prices for the Common Stock obtained from as many dealers in the Common Stock, but not exceeding three, as shall furnish bid prices available to the Lender.

“Collateral” means the Series A Preferred Stock pledged by a Borrower and delivered to the Collateral Agent as security for such Borrower’s obligations hereunder.

“Collateral Agent” means SG Phoenix Ventures LLC, in its capacity as collateral agent for Lender hereunder, or any successor thereto under Section 19.

“Common Stock” means shares of Common Stock, par value $0.01 per share, or any other security into which the Common Stock shall be exchanged or converted as the result of any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy), in each case not involving an Unaffiliated Third Party.

“Company” means Communication Intelligence Corporation, a Delaware corporation. whether pursuant to Section 3 of the Certificate of Designations or otherwise.

“Confirmation” has the meaning set forth in Section 2(e).

“Default” has the meaning set forth in Section 10(a).

“Delivery Due Date” has the meaning set forth in Section 5(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facility Termination Date” has the meaning set forth in Section 5(b).

“Governmental Authority” means any country, nation, province or state or any political subdivision of any of the foregoing, and any government, official, agency, arbitrator, authority, court, department, commission, board, bureau, instrumentality or governmental or regulatory body thereof or any person exercising executive, legislative, regulatory or administrative functions of or pertaining to government, and any corporation or other entity exercising such functions owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing..

“Indemnified Party” has the meaning set forth in Section 13(b).

“Indemnifying Party” has the meaning set forth in Section 13(b).

“Legal Obstacle” has the meaning set forth in Section 11(b).

“Legal Requirement” means (i) any constitution, act, statute, law, ordinance, treaty, rule, regulation or official interpretation of, or any judgment, injunction, order, decision, decree, license, permit or authorization issued by, any Governmental Authority, including without limitation the U.S. securities laws and the rules and regulations thereunder and (ii) any legal

2

requirement or rule, regulation, by-law, official interpretation, license, permit, certification or authorization of any self-regulatory organization applicable to persons involved in any of the businesses of an applicable Borrower or the Lender or to the offer, purchase and sale of securities.

“Loan” has the meaning set forth in Section 2(b).

“Loan Availability Period” means, for each Borrower with respect to each of such Borrower’s shares of Series A Preferred Stock, the period beginning with the date of issuance of such share of Series A Preferred Stock and ending on the earliest of:

(1)	the effective date of a resale registration statement listing the Borrower as a selling holder of shares of Common Stock underlying any shares of such Borrower’s Series A Preferred Stock;

(2)

the date that such Borrower may sell any of its shares of Series A Preferred Stock, or any shares of the Common Stock underlying its shares of Series A Preferred Stock, pursuant to Rule 144 under the Securities Act without volume or manner of sale limitations;

(3)

July 1, 2008, unless the Company shall have, prior to such date, (i) obtained approval of holders of its Common Stock, and shall have taken all requisite actions (including filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State) to effect, an increase in the Company’s authorized Common Stock by 116% of the number of shares as shall be sufficient to fully reserve shares of Common Stock for issuance upon exercise or conversion of all securities or other rights that are convertible into, or exchangeable or exercisable for, or otherwise entitle the holder to, shares of Common Stock of the Company, including the Series A Preferred Stock (including any additional Series A Preferred Stock that may be issued in the event the Company opts to make dividend payments in shares of Series A Preferred Stock in accordance with Section 3 of the Certificate of Designations) and (ii) taken all actions necessary to reserve for issuance such number of shares of Common Stock as is issuable upon conversion of the Series A Preferred Stock (including any additional Series A Preferred Stock that may be issued in the event the Company opts to make dividend payments in shares of Series A Preferred Stock in accordance with Section 3 of the Certificate of Designations);

(4)

the date on which the Borrower exercises a right to convert, rescind or redeem any of its shares of Series A Preferred Stock or such shares are repurchased, cancelled, otherwise no longer remain outstanding for any reason; and

(5)	the date on which this Agreement shall terminate in accordance with its terms.

“Loaned Shares” means shares of Common Stock initially transferred to a Borrower by the Lender in a Loan hereunder until such Loan or portion thereof is terminated and a

3

corresponding number of Loaned Shares is transferred by the Borrower to Lender pursuant to this Agreement; provided that in respect of any such share of Common Stock initially transferred to the Borrower by Lender and subsequently transferred by the Borrower to another transferee, “Loaned Share” means an equivalent number of shares of identical Common Stock.  If, as the result of a stock dividend, stock split or reverse stock split, the number of outstanding shares of Common Stock is increased or decreased, then the number of outstanding Loaned Shares shall be proportionately increased or decreased, as the case may be.  If any new or different security (or two or more securities) shall be exchanged for the outstanding shares of Common Stock as the result of any reorganization, merger, consolidation, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) not involving an Unaffiliated Third Party, such new or different security (or such two or more securities collectively) shall, effective upon such exchange, be deemed to become a Loaned Share in substitution for the former Loaned Share for which such exchange is made.

“Loan Fee” has the meaning set forth in Section 4(a).

“Maximum Number of Shares” means, for each Borrower, the number of shares of Common Stock into which such Borrower’s shares of Series A Preferred Stock held by the Collateral Agent as Collateral for such Borrower’s Loan is convertible.

“Non-Cash Distribution” has the meaning set forth in Section 6(b).

“Pledge Date” has the meaning set forth in Section 3(a).

“Repayment Suspension” has the meaning set forth in Section 11(b).

“Replacement Cash” has the meaning set forth in Section 11(a).

“Replacement Shares” has the meaning set forth in Section 11(c).

“Series A Preferred Stock” means shares designated Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, issued by the Company on June 5, 2008 to the Borrowers and shall not include any shares of Series A Preferred Stock issued thereafter, whether pursuant to Section 3 of the Certificate of Designations or otherwise.

“Transfer Agent” means American Stock Transfer & Trust Company as transfer agent for the Company’s Common Stock, or any successor transfer agent.

“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Unaffiliated Third Party” shall mean, with respect to any transaction by the Company, any person that the Company does not “control” (as that term is defined by Rule 12b-2 under the Exchange Act) immediately prior to the transaction.

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Section 2.  Loans of Shares; Transfers of Loaned Shares.

(a)           Subject to the terms and conditions of this Agreement, Lender hereby agrees to make available for borrowing by each Borrower during such Borrower’s Loan Availability Period, shares of Common Stock owned of record by Lender up to, in the aggregate, such Borrower’s Maximum Number of Shares.

(b)           During the Loan Availability Period, a Borrower (individually, or together with one or more other Borrowers) may initiate a loan by Lender to Borrower of Common Stock upon the terms, and subject to the conditions, set forth in this Agreement (each a “Loan”) by written notice to Lender (a “Borrowing Notice”).  Each Borrowing Notice shall specify the name of each Borrower seeking a Loan, the number of shares of Common Stock that each Borrower seeks to borrow pursuant to such Loan and instructions for delivery of such Common Stock.  The Borrowing Notice shall be accompanied by a certificate or certificates for shares of Series A Preferred Stock owned by each Borrower seeking a Loan pursuant to such Borrowing Notice in each case convertible into at least the number of shares of Common Stock as such Borrower seeks to borrow, which Series A Preferred Stock shall be held by the Collateral Agent and shall constitute the Collateral security for such Borrower’s Loan.  The Series A Preferred Stock certificates shall be delivered to the Collateral Agent together with undated stock powers covering such Series A Preferred Stock duly executed in blank.

(c)           No Borrower may seek more than one Loan per week, whether individually or together with one or more other Borrowers, and may not deliver more than one Borrowing Notice in any week (whether individually or together with one or more other Borrowers).  No Borrowing Notice, whether sent by an individual Borrower or a group of Borrowers, may seek to initiate Loans of fewer than 500,000 shares of Common Stock in the aggregate.

(d)           Each Loan shall be conditioned on each of the following:

(i)            The Borrowers shall have paid all fees, costs, expenses, taxes and other amounts payable by Borrowers pursuant to this Agreement.

(ii)           The statements set forth in the following clauses (1) and (2) shall be true (and the submission by a Borrower to the Lender of a Borrowing Notice shall be deemed to be a representation and warranty by the Borrower on the date thereof to the effect that):

(1)           each of the representations and warranties contained in this Agreement and each certificate or other writing delivered by such Borrower pursuant hereto o on or prior to the date of such Borrowing Notice is complete and correct on and as of such date as though made on and as of such date (except that, in the case of any representations and warranties which expressly relate to a specific date, the same shall still be complete and correct as of such date); and

(2)           no Default has occurred and is continuing or would result from the making of a Loan pursuant to such Borrowing Notice.

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(iii)          The applicable Borrowers shall certify that the making of the Loan requested by such Borrowing Notice is not and shall not be prohibited by any applicable Legal Requirement and shall not subject the Lender to any liability or penalty under or pursuant to any Legal Requirement, nor shall the making of any such Loan subject Lender to any tax obligation or any obligation to make any filing with the Securities and Exchange Commission.  No action or proceeding by or before any Governmental Authority or arbitrator shall be pending or threatened challenging or seeking to restrain or prohibit the transactions contemplated by this Agreement.  No order, decree, temporary restraining order, preliminary injunction, permanent injunction or other order issued by any Governmental Authority or arbitrator preventing the transactions contemplated by this Agreement shall be in effect.

(iv)          The Lender shall have received from the Borrower(s) such opinions of counsel as the Lender may request, in form and substance acceptable to the Lender, including, without limitation, opinions regarding the legality of the Loan, the perfection of the security interest in the Collateral, the existence of an exemption from registration under the Securities Act of 1933, as amended, with respect to the Loan and the intended use of the Loaned Shares by the Borrower, confirmation that the Lender is not and will not be an underwriter with respect to any transaction involving the Loan or the Loaned Shares, tax matters with respect to the Loan and the Loaned Shares, and such other matters as the Lender may request.

(v)           The Series A Preferred Stock certificates and stock powers constituting Collateral for the Loan shall have been delivered to and be in the control of the Collateral Agent.

(vi)          The Loan Availability Period for any Borrower requesting a Loan pursuant to such Borrowing Notice shall not have ended.

(vii)         The Lender shall have received such other agreements, instruments, approvals and other documents, each in forma and substance satisfactory to the Lender, as the Lender may reasonably request.

(e)           No Borrowing Notice shall be effective, and no Loan shall be required to be made by the Lender, unless all of the foregoing is true, and the applicable documents and information have been provided by Borrowers, including the Series A Preferred Stock certificates, and the terms and conditions of this Agreement are otherwise complied with by the Borrowers to the satisfaction of Lender.  The Lender shall have no obligation to make any Loan hereunder if Lender, in its sole discretion, determines that any of the foregoing requirements have not been met to its satisfaction in any respect.

(f)            Each Loan shall be confirmed by a schedule and receipt listing the Loaned Shares provided by Lender to Borrower (the “Confirmation”).  Such Confirmation shall constitute conclusive evidence with respect to the Loan, including the number of shares of Common Stock that are the subject of the Loan, to which the Confirmation relates.

(g)           Within two Business Days of receipt of the Borrowing Notice, applicable certificates for Series A Preferred Shares, and all such other information as the Lender may request, the Lender shall, upon determining to make the Loan, request the Company or the

6

Transfer Agent (as appropriate) to transfer Loaned Shares to the applicable Borrower or Borrowers in accordance with the instructions in the Borrowing Notice.  Delivery of the Loaned Shares to Borrower shall be made in the manner set forth under Section 12 below.

Section 3.  Collateral.

(a)           In accordance with Section 2(b), Borrower shall transfer (the date of such transfer, the “Pledge Date”) to Collateral Agent with each Borrowing Notice pursuant to which such Borrower seeks a Loan, a certificate or certificates for shares of Series A Preferred Stock owned by such Borrower convertible into at least the number of shares of Common Stock as such Borrower seeks to borrow, together with an undated stock power covering each such certificate duly executed in blank, which shall constitute the Collateral.  With respect to each Borrowing Request, no Loan shall be made to a Borrower, and no shares of Common Stock shall be transferred to such Borrower as Loaned Shares pursuant to such Borrowing Request, unless and until such Collateral is delivered by such Borrower.

(b)           With respect to each Loan by a Borrower, any Collateral transferred by a Borrower to Collateral Agent in respect of such Loan shall be security for Borrower’s obligations in respect of the Loaned Shares loaned to Borrower pursuant to such Loan and for any other obligations of Borrower to Lender hereunder.  Borrower on the Pledge Date pledges with, assigns to, and grants Collateral Agent for the benefit of Lender a continuing first priority security interest in, and a lien upon, the Collateral, which shall attach upon the transfer of the Loaned Shares by Lender to Borrower in connection with such Loan and which shall cease upon the transfer of the Loaned Shares related to such Loan by Borrower to Lender.  Promptly upon the transfer of such Loaned Shares by Borrower to Lender, the Collateral Agent shall release to the Borrower the Collateral transferred by Borrower as security for its obligations with respect to such Loaned Shares.

(c)           In addition to the rights and remedies given to Lender hereunder, Lender shall have all the rights and remedies of a secured party under the UCC.

(d)           Borrower shall, promptly at the request of the Collateral Agent, execute all documents (including any security agreements and transfers) and do all things (including the delivery, transfer, assignment or payment of all or part of the Collateral to the Collateral Agent or its nominee(s)) that the Collateral Agent may reasonably specify for the purpose of (a) exercising the rights to the Collateral or (b) securing and perfecting its security over or title to all or any part of the Collateral (including transferring the Collateral into the name of the Collateral Agent or its nominee(s)).

(e)           Except as otherwise provided herein, upon the transfer by a Borrower to Lender of Loaned Shares pursuant to Section 5, Collateral Agent shall release to such Borrower a number of shares of Series A Preferred Stock pledged by such Borrower as Collateral hereunder as are convertible into a number of shares of Common Stock equal to the number of Loaned Shares returned by such Borrower to Lender, but only to the extent that immediately following such transfer of Collateral, the Collateral Agent continues to hold a number of shares of Preferred Stock pledged by such Borrower as are convertible into at least the number of Loaned

7

Shares still outstanding under a Loan to such Borrower.  Such transfer of Collateral shall be made no later than two Business Days following the day the Loaned Shares are transferred by such Borrower to Lender, or if such day is not a day on which a transfer of such Collateral may be effected under Section 12, or if the transfer of Loaned Shares by Lender to Borrower occurred after 2 p.m. New York City time on any day, then in each case the first day after the second Business Day on which such a transfer may be effected.

(f)            If Borrower transfers Collateral to Collateral Agent, as provided in this Section 3, and Lender does not transfer (or has not transferred) the Loaned Shares to Borrower, Borrower shall have the absolute right to the return of the Collateral; and if Lender transfers Loaned Shares to Borrower and Borrower does not transfer Collateral to Collateral Agent as provided in this Section 3, Lender shall have the absolute right to the return of the Loaned Shares.

Section 4.  Loan Fee.

(a)           Each Borrower agrees to pay Lender as a loan fee per Loan (a “Loan Fee”) any interest, dividend or distribution (or an amount equal thereto) on each share of Series A Preferred Stock pledged or required to be pledged by such Borrower as Collateral for the period beginning on (and including) the applicable Pledge Date and ending on (but excluding) the date the Lender transfers such share of Series A Preferred Stock to Borrower in accordance with Section 3.  To the extent such payments are in cash, Borrower shall, within one Business Day after the payment of such interest, dividend or distribution, remit cash to Lender in the amount of the Loan Fee (or shall direct the Company to make such payment directly to Lender).  To the extent the Company makes any such payment in kind in accordance with the Certificate of Designations, or in other property or securities, Borrower shall direct the Company to issue directly to Lender the applicable number of shares of Series A Preferred Stock (or such other property or securities) constituting the Loan Fee (or, if the Company has issued such shares or other property or securities to Borrower, Borrower shall transfer a number of such shares or other property or securities constituting the Loan Fee within one Business Day of receipt).

(b)           To the extent any interest, distribution or dividend, over and above the Loan Fee, on or in respect of any Collateral for any Loan hereunder is received by the Collateral Agent, the Collateral Agent shall, upon identifying the applicable Borrower or Borrowers, deliver such interest, distribution or dividend (to the extent in excess of the Loan Fee) to the applicable Borrower or Borrowers, less any amount owed in respect of the Loan Fee.  To the extent any amount is owing on the Loan Fee, all or any portion of such interest, distribution or dividend may be applied in respect of such amount and remitted by the Collateral Agent to the Lender.

Section 5.  Loan Terminations.

(a)           Borrower may terminate all or any portion of a Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned Shares to Lender, without any consideration being payable in respect thereof by Lender to Borrower.

8

(b)           All of a Borrower’s outstanding Loans, if any, on the last day of the Loan Availability Period applicable to such Borrower shall terminate on the first Business Day following the last day of such Loan Availability Period (the “Facility Termination Date”) and all outstanding Loaned Shares under such Loans shall be delivered by such Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the Facility Termination Date.

(c)           If on any date, the number of a Borrower’s Loaned Shares exceeds such Borrower’s Maximum Number of Shares, the number of Loaned Shares in excess of such Maximum Number of Shares shall be delivered by such Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the second Business Day following such date (the “Delivery Due Date”).  If as a result of complying with this Section 5(c), a Borrower who is not a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than 9.9% of the shares of Common Stock outstanding at such time would become a “beneficial owner” of more than 9.9% of the shares of Common Stock outstanding at such time, then Borrower shall be permitted to extend the Delivery Due Date for all or a portion of the corresponding delivery obligation but in no event longer than such time to allow Borrower to return, as promptly as reasonably practicable (but subject to applicable law, regulation or policy), such Loaned Shares, through one transaction or a series of transactions, without causing Borrower to become, directly or indirectly a “beneficial owner” of more than 9.9% of the shares of Common Stock outstanding at such time. If a Loan is terminated upon the occurrence of a Default as set forth in Section 10, the Loaned Shares shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of such Loan as provided in Section 10.

Section 6.  Distributions on Loaned Shares.

(a)           If at any time when there are Loaned Shares outstanding under this Agreement, the Company pays a cash dividend or makes a cash distribution in respect of its outstanding Common Stock to the then holder or holders of such Loaned Shares, each Borrower shall pay to Lender (whether or not such Borrower is a holder of any or all of the outstanding Loan Shares), within one Business Day after the payment of such dividend or distribution, an amount in cash equal to the product of (i) the amount per share of such dividend or distribution and (ii) the number of Loaned Shares under any Loan to such Borrower.

(b)           If at any time when there are Loaned Shares outstanding under this Agreement, the Company makes a distribution in respect of its outstanding Common Stock in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a distribution of Common Stock, but including any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Common Stock) to the then holder or holders of such Loaned Shares (a “Non-Cash Distribution”), each Borrower shall deliver to Lender (whether or not such Borrower is a holder of any or all of the outstanding Loan Shares) in kind, within one Business Day after the date of such Non-Cash Distribution, the property or securities distributed in an amount equal to the product of (i) the amount per share of Common

9

Stock of such Non-Cash Distribution and (ii) the number of Loaned Shares under any Loan to such Borrower.

Section 7.  Rights in Respect of Loaned Shares.

Subject to the terms of this Agreement, and except as otherwise agreed by a Borrower and Lender, such Borrower, insofar as it is the record owner of Loaned Shares, shall have all of the incidents of ownership in respect of any such Loaned Shares until such Loaned Shares are required to be delivered to Lender in accordance with the terms of this Agreement, including the right to transfer the Loaned Shares to others.  Each Borrower agrees that it or any of its affiliates that are the record owner of any Loaned Shares will not vote such Loaned Shares on any matter submitted to a vote of the Company’s shareholders and will provide Lender a proxy to vote such Loaned Shares if such Borrower or any of its affiliates is the o record owner of any Loaned Shares on the record date for any matter submitted to a vote of the Company’s shareholders.

Section 8.  Representations and Warranties.

(a)           Each Borrower and Lender represent and warrant to the other that:

(i)            it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii)           it has taken all necessary action to authorize such execution, delivery and performance;

(iii)          this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and

(iv)          the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) if it is an entity, its certificate of incorporation, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b)           Each Borrower represents and warrants to Lender that it shall have at the time of transfer to the Collateral Agent, the right to grant to Lender, and that Lender shall acquire, a continuing first priority security interest in the Collateral.

(c)           The representations and warranties of Borrower and Lender under this Section 8 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

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Section 9.  Covenants.

(a)                                  Borrower covenants and agrees with Lender that it will not transfer or dispose of any Loaned Shares initially transferred to Borrower by Lender as a Loan hereunder of which it is the record owner except pursuant to a registration statement that is effective under the Securities Act or an applicable exemption from registration; provided that Borrower may transfer any such Loaned Shares to any of its affiliates so long as such affiliate transferee does not transfer or dispose of such Loaned Shares to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act or an applicable exemption therefrom.

(b)                                 The parties hereto acknowledge and agree that (i) each Loan hereunder is intended to be a “securities contract,” as such term is defined in Section 741(7) of the U.S. Bankruptcy Code (the “Bankruptcy Code”); (ii) each and every transfer of funds, securities and other property under this Agreement is intended to be a “settlement payment” or a “margin payment,” as such terms are used in Sections 362(b)(6) and 546(e) of the Bankruptcy Code; and (iii) the rights given to Lender hereunder upon a Default by Borrower are intended to constitute the rights to cause the liquidation of a securities contract and to set off mutual debts and claims in connection with a securities contract, as such terms are used in Sections 555 and 362(b)(6) of the Bankruptcy Code.

Section 10.  Events of Default.

(a)                                  All Loans to a Borrower, and any further obligation to make Loans under this Agreement to such Borrower, may, at the option of Lender by a written notice to such Borrower (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in Section 10(a)(iv)), be terminated (i) immediately on the occurrence of any of the events set forth in Section 10(a)(iv) and (ii) two Business Days following such notice on the occurrence of any of the other events set forth below, (each, a “Default”):

(i)            such Borrower fails to deliver Loaned Shares to Lender as required by Section 5;

(ii)           such Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 6;

(iii)          such Borrower fails to transfer Collateral when due as required by Section 3;

(iv)          the occurrence of any of the following:

(A)          such Borrower is unable or admits its inability to pay its debts as they fall due, suspends making payments (whether principal or interest) on any of its debts or announces an intention to do so or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors

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with a view to rescheduling any of its indebtedness or is otherwise deemed unable to pay its debts; and/or

(B)                                any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)                                  the suspension of its payments, a moratorium of any of its indebtedness, its winding-up, its dissolution, its administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) other than a solvent liquidation or reorganization with another entity with which it forms a group or an order is made or a resolution passed for its winding up;

(b)                                 a composition, compromise, assignment or arrangement with any of its creditors;

(c)                                  the appointment of a liquidator, receiver, administrative receiver administrator, compulsory manager or other similar officer in respect of it or of its assets; or

(d)                                 enforcement of any security interests created over any of its assets;

or any analogous procedure or step is taken in respect of it in any jurisdiction;

(v)                                 such Borrower fails to provide any indemnity as required by Section 13;

(vi)                              such Borrower notifies Lender of its inability to or intention not to perform such Borrower’s obligations hereunder or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or

(vii)                           any representation made by such Borrower under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or such Borrower fails to comply in any material respect with any of its covenants under this Agreement.

Section 11.  Lender’s Remedies.

(a)                                  Upon the termination by Lender under Section 10 of any Loan to a Borrower, such Borrower may, with the prior written consent of Lender (which consent may be withheld at Lender’s sole discretion), in lieu of the delivery of Loaned Shares to Lender in accordance with Section 5, pay to Lender, no later than one Business Day following notice of such Default to Borrower, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Closing Price as of the date of such notice of Default and the number of Loaned Shares otherwise required to be delivered.  Any Collateral in respect of the Loan so terminated

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shall, upon payment in full of the Replacement Cash to Lender, be delivered by Collateral Agent to Borrower within two Business Days of such payment.

(b)                                 Notwithstanding anything to the contrary herein, if, at the time of the termination of any Loan by Lender under Section 10, the purchase by the affected Borrower of Common Stock in an amount equal to the Loaned Shares to be delivered by such Borrower to Lender in accordance with Section 5 shall (i) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject, (ii) violate, or would upon such purchase likely violate, any order or prohibition of any court, tribunal or other governmental authority or (iii) require the prior consent of any court, tribunal or governmental authority prior to any such repurchase (each of (i), (ii) and (iii), a (“Legal Obstacle”), then, in each case, such Borrower shall immediately notify the Lender of the Legal Obstacle and the basis therefor, whereupon Borrower’s obligations under Section 5 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a “Repayment Suspension”).  Borrower shall use its commercially reasonable best efforts to remove any such Legal Obstacle as promptly as practicable.  Upon notification of a Repayment Suspension and for so long as the Repayment Suspension shall continue, Lender shall have the right, exercisable in it sole discretion, to direct the Collateral Agent to, and the Collateral Agent upon receipt of the written request of Lender (with a copy to Borrower) shall, release to Lender such number of shares of Series A Preferred Stock posted as Collateral by such Lender as are convertible into a number of shares of Common Stock equal to the number of Loaned Shares that are the subject of the Repayment Suspension, which shares of Series A Preferred Stock shall be transferred to the name of the Lender and, immediately upon such transfer, Lender shall exercise the right to convert such Series A Preferred Stock to shares of Common Stock; upon Lender’s receipt of such shares of Common Stock registered in the name (or at the direction) of Lender, the Borrower’s obligation to return the specified number of Loaned Shares to the Lender shall be automatically extinguished.

(c)                                  If Borrower shall fail to deliver Loaned Shares to Lender pursuant to Section 5 when due or shall fail to pay the Replacement Cash to Lender when due in accordance with Section 11(a) or (b) (to the extent Borrower is permitted and elects to pay Replacement Cash), then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (without further notice to Borrower) to (i) purchase a like amount of Loaned Shares (“Replacement Shares”) in the principal market for such securities in a commercially reasonable manner, (ii) sell any Collateral posted by such Borrower in a commercially reasonable manner and (iii) apply and set off such Collateral, if any, and any proceeds thereof against the payment of the purchase price for such Replacement Shares and any amounts due by Borrower to Lender under this Agreement.  To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned Shares or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due by such Borrower to Lender hereunder).  In the event that (i) the purchase price of Replacement Shares (plus all other amounts, if any, due by Borrower to Lender hereunder) exceeds (ii) the amount of the Collateral posted by such Borrower, if any, such Borrower shall be liable to Lender for the amount of such excess.  The purchase price of Replacement Shares purchased under this Section 11 shall include, and the proceeds of any sale of Collateral shall be determined after deduction of,

13

broker’s fees and commissions and all other reasonable costs, fees and expenses related to such purchase and sale.  In the event Lender exercises its rights under this Section 11, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement Shares or selling all or a portion of the applicable Collateral, if any, to be deemed to have made, respectively, such purchase of Replacement Shares or sale of Collateral for an amount equal to the Closing Price of the Common Stock on the date Lender elects to exercise this remedy.  Upon the satisfaction of all Borrower’s obligations under this Agreement, any remaining Collateral posted by such Borrower shall be returned to Borrower.

Section 12.  Transfers.

(a)                                  All Loaned Shares shall be in certificated form, bearing any applicable legends, and shall be transferred to Borrower or to Lender by the Transfer Agent by hand delivery, by courier or by certified mail, in the manner selected by the Transfer Agent and in accordance with the Transfer Agent’s policies and procedures.  All transfers of Collateral by Borrower to Collateral Agent or by Collateral Agent to Borrower shall be made by hand delivery or by overnight courier.  All transfers of Collateral to Lender by Collateral Agent shall be made in the manner directed by Lender.

(b)                                 All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.

(c)                                  Transfer of securities or cash may be effected under this Section 12 on any day except (i) a day on which the transferee is closed for business at its address set forth in Section 16 or (ii) a day on which the Company, the Transfer Agent or wire transfer system is closed, if the facilities of the Company or such Transfer Agent or wire transfer system are required to effect such transfer.

Section 13.  Indemnities.

(a)                                  Each Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses , including without limitation any of the foregoing incurred pursuant to indemnification or other provisions of other agreements, incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by such Borrower of any of its representations or warranties contained in Section 8 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

(b)                                 In case any claim or litigation which might give rise to any obligation of a party under this Section 13 (each an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement.  The Indemnifying Party shall

14

promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 13.  Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d)                                 An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party.  An Indemnified Party shall not make any settlement of any claim or litigation under this Section 13 without the written consent of the Indemnifying Party.

Section 14.  Fees and Expenses.

Each Borrower agrees to pay promptly all fees, costs and expenses (including legal fees, due diligence costs, expenses of attorneys and costs of advisers, counsel, accountants and other experts, if any) incurred by Lender and/or any affiliate, member or related party of Lender, in connection with (i) any Borrowing Notice pursuant to which such Borrower requests any Loan, (ii) any Loan to such Borrower, (iii) any of the documents, actions or other matters contemplated by or arising out of this Agreement including all documents and other required deliverables pursuant to Section 2 with respect to any Borrowing Notice by or Loan to such Borrower, (iv) the examination, review, due diligence investigation, documentation, negotiation and closing of the transactions contemplated herein or otherwise in connection with this Agreement or any Borrowing Notice by or any Loan to such Borrower hereunder; (v) the continued administration of this Agreement and any Loan hereunder, including any fees, costs and expenses incurred in perfecting, maintaining, determining the priority of and releasing any security, any tax payable in connection with any Loan to such Borrower and any amendments, modifications and waivers thereof; (vi) any amendment, supplement, waiver or modification of any of this Agreement or any Loan to such Borrower; and (vii) any Default and any enforcement or collection proceeding resulting therefrom or any workout or restructuring of any of the transactions hereunder or contemplated hereby or any action to enforce this Agreement, any Loan to such Borrower or to collect any payments due from Borrower hereunder.  All fees, costs and expenses for which Borrower is responsible shall be immediately due and payable when incurred and shall be secured by the Collateral.

Section 15.  Termination of Agreement.

(a)                                  This Agreement may be terminated with respect to any Borrower (i) at any time by the written agreement of Lender and such Borrower, (ii) by Lender upon the occurrence of a Default with respect to such Borrower or (iii) upon the expiration of such Borrower’s Loan Availability Period.

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(b)                                 Unless otherwise agreed by Borrower and Lender, the provisions of Section 13 shall survive the termination of this Agreement.

Section 16.  No Registration.

Notwithstanding any registration rights of Lender with respect to any Loaned Shares, Lender shall have no obligation to seek or otherwise cause or take any action to register or to cause the Company to register the Loaned Shares under the Securities Act or to cause any Borrower to be listed as a selling holder in any registration under the Securities Act relating to any sale or resale of Loaned Shares.

Section 17.  Notices.

(a)                                  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b)                                 All such notices and other communications shall be directed to the following address:

(i)            If to a Borrower, to its address set forth on the signature pages hereto.

(ii)           If to Collateral Agent to:

SG Phoenix LLC

110 East 59th Street, Suite 1901

New York, New York 10022

Telephone:  (212) 759-1909

Facsimile:  (212) 202-7565

Attention:  Andrea Goren

(iv)          If to Lender to:

Phoenix Venture Fund LLC

110 East 59th Street, Suite 1901

New York, New York 10022

Telephone:  (212) 759-1909

Facsimile:  (212) 202-7565

Attention:  Andrea Goren

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With a copy to:

Thelen Reid Brown Raysman & Steiner LLP

875 Third Avenue

New York, New York 10022

Telephone:  (212) 603-2000

Facsimile:  (212) 603-2001

Attention:  Herman Sassower

(c)                                  In the case of any party, at such other address as may be designated by written notice to the other parties.

Section 18.  Governing Law; Submission to Jurisdiction; Severability.

(a)                                  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(b)                                 EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c)                                  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)                                 To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 19.  Counterparts.

This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 20.  Designation of Replacement Collateral Agent.

If at any time while this Agreement is in effect Lender may, in its sole discretion, designate a successor Collateral Agent.  In the event of a designation of a successor Collateral

17

Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer of rights and obligations of SG Phoenix Ventures LLC as Collateral Agent hereunder to such successor Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation and transfer.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto to have executed this Share Lending Agreement as of the date and year first above written.

LENDER:

PHOENIX VENTURE FUND LLC,

as Lender

By:	SG Phoenix Ventures LLC,
its Managing Member

By:
Name:
Title:

COLLATERAL AGENT:

SG PHOENIX LLC,
as Collateral Agent

By:
Name:
Title:

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BORROWERS:

FREDERICK L. FARRAR,
as a Borrower

By:
Name: Frederick L. Farrar
Title:

BORROWERS:

RUBICON GLOBAL VALUE FUND, L.P.,

as a Borrower

By:
	Name:	Steven Shum
	Title:	Managing Director

BORROWERS:

KENDU PARTNERS,
as a Borrower

By:
	Name:	Michael Engmann
	Title:	General Partner

BORROWERS:

MICHAEL ENGMANN,
as a Borrower

By:
Name: Michael Engmann
Title:

BORROWERS:

MDNH PARTNERS, L.P.,
as a Borrower

By:
	Name:	Michael Engmann
	Title:	General Partner

BORROWERS:

AFS INVESTMENTS, INC.,
as a Borrower

By:
	Name:	Fred Merritt
	Title:	President

EXHIBIT D

Credit Agreement

CREDIT AGREEMENT

Dated as of June 5, 2008,

By And Among

COMMUNICATION INTELLIGENCE CORPORATION
as Borrower,

THE LENDERS PARTY HERETO

AND

SG PHOENIX LLC

As Collateral Agent

i

SCHEDULES

Schedule 1.1(a)	Loans
Schedule 1.3	Repayment of Outstanding Debt
Schedule 2.2(b)	Insurance
Schedule 3.1	Indebtedness/Liens
Schedule 5.3(a)	Organization and Powers
Schedule 5.3(c)	Qualification to Transact Business
Schedule 5.4	Compliance with Applicable Law
Schedule 5.6	Environmental Matters
Schedule 5.8	Intellectual Property
Schedule 5.9	Litigation, Investigations, Audits, Etc.
Schedule 5.10	Employee Labor Matters
Schedule 5.15	Material Contracts
Schedule 5.16	Owned and Leased Property
Schedule 5.17(a)	Subsidiaries and Affiliates
Schedule 5.17(b)	Inventory and Equipment
Schedule 5.18	Filings

EXHIBITS

Exhibit 1.1(a)	Form of Note
Exhibit 1.2(b)-1	Form of Additional Note
Exhibit 1.2(b)-2	Form of Additional Warrant
Exhibit 1.9	Form of Warrant
Exhibit 4.1(b)	Form of Compliance Certificate
Exhibit 10.1(ccc)	Form of Pledge and Security Agreement

INDEX OF DEFINED TERMS

Defined Term	Defined in Section

1933 Act	§5.18
1934 Act	§2.3
1940 Act	§3.16
Accounting Changes	§4.2
Additional Note	§1.2(b)
Additional Warrant	§1.2(b)
Affiliate	§10.1
Agreement	§10.1
Applicable Law	§10.1
Asset Disposition	§10.1
Bankruptcy Code	§10.1
Borrower	Preamble
Business Day	§10.1
Capital Lease	§10.1
Cash Equivalents	§10.1
Change of Control	§6.1(s)
Closing Date	§10.1
Collateral	§10.1
Collateral Agent	§8.1(a)
Common Stock	§10.1
Compliance Certificate	§4.1(b)
Contingent Obligation	§10.1
Control	§10.1
Debt Refinancing	§10.1
Debt Refinancing Documents	§10.1
Default	§10.1
Engmann	Preamble
Environmental Laws	§10.1
Evaluation Date	§5.21
Event of Default	§6.1
GAAP	§10.1
Goodman	Preamble
Governmental Authority	§10.1
Indebtedness	§10.1
Indemnitees	§9.1
Initial Warrants	§1.9
Intellectual Property Rights	§5.8
Investment	§10.1
Investors	§10.1
IRC	§10.1
Lender(s)	Preamble
Lien	§10.1
Loan(s)	§1.1(a)

v

Defined Term	Defined in Section

Loan Documents	§10.1
Majority Lenders	§10.1
Material Adverse Effect	§10.1
Material Contracts	§10.1
Maturity Date	§10.1
Net Proceeds	§10.1
Note(s)	§1.1(a)
Obligation(s)	§10.1
Permitted Encumbrances	§10.1
Person	§10.1
Phoenix	Preamble
Pledge and Security Agreement	§10.1
Purchase Agreement	§10.1
Real Property	§5.6
Registration Rights Agreement	§10.1
Restricted Junior Payment	§10.1
SEC	§10.1
Secured Party or Secured Parties	§10.1
Security Documents	§10.1
Security Interest	§10.1
Series A Preferred Stock	§10.1
Subsidiary	§10.1
Warrant(s)	§10.1

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of June 5, 2008, by and among COMMUNICATION INTELLIGENCE CORPORATION, a Delaware corporation having an address at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065 (“Borrower”) and PHOENIX VENTURE FUND LLC, a Delaware limited liability company having an address at 110 East 59th Street, Suite 1901, New York, New York 10022 (“Phoenix”), Michael Engmann, an individual having an address at 38 San Fernando Way, San Francisco, California 94127 (“Engmann”) and Ronald Goodman, an individual having an address at 31 Tierra Verde Court, Walnut Creek, California 94598 (“Goodman”) (each of Phoenix, Engmann and Goodman individually, a “Lender,” and collectively, the “Lenders”).  Capitalized terms shall have the meanings given to them in Section 10.1 below.

RECITALS:

WHEREAS, Lenders have agreed to finance the Loans to the Borrower upon the terms  and for the uses as provided in the Loan Documents; and

WHEREAS, Borrower will have access to additional working capital as a result of the Loans; and

WHEREAS, certain proceeds of the Loans will be used to refinance loans due and payable on May 15, 2008 to certain of the Lenders as set forth on Schedule 1.3 pursuant to the Debt Refinancing; and

WHEREAS, Lenders are prepared to make the Loans available to the Borrower only upon consummation of the Debt Refinancing by the Investors; and

WHEREAS, Borrower intends to secure all of its Obligations under the Loan Documents by granting to Lenders a first priority Security Interest in and Lien upon the Collateral; and

WHEREAS, Borrower intends to further secure all of its Obligations under the Loan Documents by granting to Lenders a pledge of all of its shares of capital stock,

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties do hereby agree, as follows:

SECTION 1.                            AMOUNTS AND TERMS OF LOANS

1.1                                 Loans.  Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties and covenants of Borrower contained herein and in the other Loan Documents:

(a)                                  Loans to Borrower.  Lenders agree to lend to Borrower, on the Closing Date, an aggregate of Three Million Six Hundred Thirty-Seven Thousand Five Hundred

Dollars ($3,637,500), each Lender to lend the amount set forth opposite its name on Schedule 1.1(a) (individually, each a “Loan,” collectively, the “Loans”); provided all conditions precedent set forth in Section 7 are satisfied or waived.  Amounts borrowed under this Section 1.1(a) that are repaid or prepaid may not be reborrowed.  Borrower shall execute and deliver to each Lender a Note in the amount of such Lender’s Loan in the form attached to this Agreement as Exhibit 1.1(a) (together with any Notes issued pursuant to Section 1.2(b)), dated as of the Closing Date.

(b)                                 Advances.  The Loans will be made available (i) with respect to the Loans by Phoenix, by wire transfer of immediately available funds to such account or accounts as may be authorized by Borrower, less amounts for fees, and (ii) with respect to the Loans by Engmann and Goodman, by termination of Borrower’s obligations under such Lenders’ respective loans, as evidenced by the related promissory notes due May 15, 2008, including the accrued and unpaid interest thereon through May 31, 2008, as set forth on Schedule 1.3.  Each of Engmann and Goodman, by accepting his respective Note hereunder, acknowledges and agrees that such Note has been tendered by Borrower, and accepted by him, as full payment and satisfaction for Borrower’s obligations under his respective promissory note due May 15, 2008 as set forth on Schedule 1.3 hereto, including accrued and unpaid interest through May 31, 2008, and, upon the occurrence of the Closing and the delivery to each such Lender of his respective Note hereunder, plus payment of an amount equal to interest on such promissory note from (and including) June 1, 2008 to (but excluding) the Closing Date, each of Engmann and Goodman acknowledge and agree that all obligations, liabilities, covenants and agreements of Borrower under his respective promissory note due May 15, 2008 described on Schedule 1.3, and Borrower’s related obligations under that certain Note and Warrant Purchase Agreement, dated as of August 10, 2006, pursuant to which such promissory notes were issued, are terminated and cancelled and are of no further force or effect.

1.2                                 Interest.

(a)                                  Interest.  Commencing as of the Closing Date, the Loans shall accrue interest on a monthly basis at a rate equal to (i) eight percent (8%) per annum until the Maturity Date.

(b)                                 Calculation and Payment.  Interest on the Loans shall be calculated on the basis of a three hundred sixty-five (365) day year for the actual number of days elapsed.  The date of payment of any Loan or interest on any Loan shall be excluded from the calculation of interest.  Interest accruing on each Loan is payable in arrears on each of the following dates or events: (i) the last day of each calendar quarter commencing on June 30, 2008; (ii) the prepayment of such Loan (or a portion thereof); and (iii) the Maturity Date.  Such interest may be paid in cash or, at the option of Borrower, interest may be paid in kind by adding the amount of such interest to the principal amount of each Loan (each Lender’s Loan to be ratably increased) on the applicable interest payment date, which will accrue interest pursuant to Section 1.2(a) or Section 1.2(c), as applicable, and issuing to each Lender (i) an additional note in the amount of the ratable increase of such Lender’s Loan in substantially the form attached as Exhibit 1.2(b)-1 (each, an “Additional Note”) and (ii) an additional warrant substantially in the form attached as Exhibit 1.2(b)-2 to purchase up to the number of shares of Common Stock obtained by dividing the amount of the ratable increase in such Lender’s Loan by 0.14 (each, an

“Additional Warrant”).  In the event that interest is not timely paid pursuant to this Section 1.2(b) on the applicable interest payment date, such interest payment shall be paid in kind and shall be added to the principal amount of each respective Lender’s Loan no later than the Business Day following the applicable interest payment date, and the Borrower shall issue the applicable Additional Notes and Additional Warrants as provided herein.  Borrower shall, in connection with the issuance of Additional Warrants pursuant hereto, take all actions (including the reservation of shares of Common Stock) required pursuant to the terms of such Additional Warrants.  Notwithstanding the foregoing, Borrower shall not have an option to pay interest in kind in the event that Borrower does not have sufficient authorized, unissued and unreserved Common Stock to fully reserve shares of Common Stock for issuance upon exercise of the Additional Warrants or is otherwise unable to comply with the terms of the Additional Warrants.

(c)                                  Default Rate of Interest.  At the election of the Majority Lenders, upon the occurrence of an Event of Default and for so long as it continues, all Loans and other Obligations shall bear interest at the highest rate permitted by Applicable Law.

(d)                                 Excess Interest.  Notwithstanding anything to the contrary set forth herein, the aggregate interest, fees and other amounts required to be paid by Borrower to Lenders is hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the Obligations or otherwise, shall the amount paid or agreed to be paid to Lenders for the use or the forbearance of the Obligations evidenced hereby exceed the maximum permissible under Applicable Law.  If under or from any circumstances whatsoever, fulfillment of any provision hereof or of any of the other Loan Documents at the time performance of such provision shall be due, shall involve exceeding the limit permitted by Applicable Law then the Obligation to be fulfilled shall automatically be reduced to the limit permitted, and if under or from any circumstances whatsoever, Lenders should ever receive as interest any amount which would exceed the highest lawful rate, the amount of such interest that is excessive shall be applied to the reduction of the principal balance of the Obligations and not to the payment of interest.  In the event of a conflict, this provision shall control every other provision of this Agreement and all provisions of every other Loan Document.

1.3                                 Use of Proceeds.  Borrower agrees that the proceeds of the Loans shall be used only in accordance with the following: (1) to refinance the loans due and payable on May 15, 2008 to certain of the Lenders as set forth on Schedule 1.3 hereto pursuant to the Debt Refinancing, (2) for working capital and general corporate purposes, in each case in the ordinary course of business and (3) to pay fees and expenses in connection with the Debt Refinancing, including the fees and expenses hereunder.  In no event shall the proceeds of working capital Loans be used to (i) make distributions, or (ii) make a contribution to the capital of any Subsidiary of the Borrower.

1.4                                 Fees and Expenses.

(a)                                  Borrower agrees to pay promptly all fees, costs and expenses (including legal fees, due diligence costs, expenses of attorneys and costs of advisers, counsel, accountants and other experts, if any) incurred by Lenders, Investors, Collateral Agent and/or any Affiliate, member or related party of any Lender, Investor or Collateral Agent in connection with (i) the Debt Refinancing, (ii) any matters contemplated by or arising out of the Loan

Documents and the Purchase Agreement, (iii) the examination, review, due diligence investigation, documentation, negotiation and closing of the transactions contemplated herein or otherwise in connection with the Debt Refinancing; (iv) the continued administration of the Loan Documents, including any such fees, costs and expenses incurred in perfecting, maintaining, determining the priority of and releasing any security, any tax (of the type discussed in Section 7.16) payable in connection with any Loan Document or other Debt Refinancing Document and any amendments, modifications and waivers thereof; (v) any amendment, supplement, waiver or modification of any of the Loan Documents or other Debt Refinancing Documents, unless both (1) such amendment, supplement, waiver or modification is made at the request and for the sole benefit of any Lender and (2) no Event of Default has occurred and is continuing, in which case each Lender shall be responsible for its related fees, costs and expenses; and (vi) any Default and any enforcement or collection proceeding resulting therefrom or any workout or restructuring of any of the transactions hereunder or under any other Debt Refinancing Document or contemplated hereby or thereby or any action to enforce any Loan Document or other Debt Refinancing Document or to collect any payments due from Borrower hereunder or thereunder.

(b)                                 The Borrower shall pay at Closing to or at the direction of Phoenix a restructuring fee of one hundred thousand dollars ($100,000).

(c)                                  The aggregate amount of fees and expenses accrued under Section 1.4(a) as of the Closing Date shall be paid by Borrower at Closing.  All post-Closing fees, costs and expenses for which Borrower is responsible shall be immediately due and payable and deemed part of the Obligations when incurred and shall be secured by the Collateral.  Following an Event of Default, any fees, costs and expenses which are not paid within thirty (30) days of presentment may be debited and added to the principal amount of the applicable Loans without notice.

1.5                                 Payments.

(a)                                  Funds.  All payments by Borrower of the Obligations shall be made in same day funds and delivered to each Lender by wire transfer to the following account or such other place as such Lender may from time to time designate:

If to Phoenix:

[Redacted]

If to Engmann:

[Redacted]

If to Goodman:

[Redacted]

(b)                                 Credit.  Borrower shall receive credit on the day of receipt for funds received by Lender by 1:00 p.m., New York, New York time, on any Business Day.  Funds received after 1:00 p.m., New York, New York time, on any Business Day shall be deemed to have been paid on the next Business Day.  Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment shall be due on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest and fees due hereunder.

(c)                                  Payment Set Aside.  To the extent Borrower, or any other Person on behalf of Borrower, makes a payment or payments to a Lender in order to satisfy any amount of Borrower’s Obligations, which payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, or any combination of the foregoing (whether by demand, litigation, settlement or otherwise), then, to the extent of such payment or proceeds repaid, the Obligations or part thereof intended to be satisfied shall be reinstated and continued in full force and effect as if such payment or proceeds had not been received by such Lender.

1.6                                 Repayments of Loans.

(a)                                  Scheduled Repayments of Loans.  Borrower shall repay the aggregate outstanding principal balance of the Loans on and by the Maturity Date.  All repayments of the Loans shall be applied in accordance with Section 1.6(f), and shall be accompanied by accrued interest on the amount repaid.

(b)                                 Voluntary Prepayment of Loans.  Upon three (3) Business Day’s prior notice, Borrower may prepay the Loans, in whole or in part.  All prepayments shall be in a minimum amount of at least One Hundred Thousand Dollars ($100,000) or such other lesser amount as may equal the then outstanding aggregate principal amount of the Loans.  All prepayment notices shall be irrevocable.  All prepayments shall be applied pro rata to each Loan and shall be remitted to each respective Lender.  All prepayments shall be accompanied by accrued interest on the amount prepaid plus any applicable breakage fees, and any amount so repaid may not be reborrowed.

(c)                                  Repayments from Insurance Proceeds.  Immediately upon their receipt, Borrower shall repay the Loans in an amount equal to all Net Proceeds constituting insurance proceeds from any Asset Disposition received by Borrower or any of its Subsidiaries; provided, however, that Borrower shall not be required to so apply an amount of such Net Proceeds up to One Hundred Thousand Dollars ($100,000) in any calendar year if the following requirements are satisfied: (i) such proceeds are pledged to Lender, (ii) no Event of Default has occurred and is continuing, and (iii) Borrower or such Subsidiary has taken steps in good faith and customary in its industry to replace the damaged Collateral and in any event such replacement or restoration has occurred within two hundred and seventy (270) days of receipt by Borrower or such Subsidiary of such proceeds.  All such repayments (other than prepayments under Section 1.6(b) as contemplated in this Section 1.6) shall be applied in accordance with Section 1.6(f).

(d)                                 Repayments from Certain Asset Dispositions.  Immediately upon receipt by Borrower or any of its Subsidiaries of Net Proceeds (other than insurance proceeds) from any Asset Disposition, Borrower shall repay the Loans in an amount equal to such Net Proceeds.  All such repayments shall be applied in accordance with Section 1.6(f).

(e)                                  Repayments from Debt or Equity Issuances.  Immediately upon receipt by Borrower or any of its Subsidiaries of Net Proceeds relating to the issuance or incurrence by Borrower or any of its Subsidiaries of any public or private Indebtedness (other than pursuant to Section 3.1) or any equity (but other than issuance of equity upon conversion or exercise of (i) any security outstanding prior to the date hereof, (ii) the Series A Preferred Stock, (iii) the Warrants or (iv) any option for Common Stock issued on or after the date hereof to an employee or member of the Board of Directors of Borrower pursuant to an equity compensation plan), Borrower shall repay the Loans in an amount equal to such Net Proceeds.  All such repayments shall be applied in accordance with Section 1.6(f).

(f)                                    Application of Repayments.  All repayments of a Loan shall be applied first to fees and expenses due under the Loan Documents, then to accrued and unpaid interest, and then to the outstanding principal balance of the Loans.  All repayments, after application to payment of fees and expenses, shall be applied pro rata to each Loan including accrued and unpaid interest thereon, and shall be remitted to each respective Lender.

(g)                                 Payment Upon Sale or Change of Control.  Borrower shall repay immediately upon the occurrence of such event, in full in cash in same day funds the aggregate outstanding principal balance on the applicable Notes and all accrued interest in the event of a sale of all or substantially all of the assets of Borrower, or upon the occurrence of a Change of Control of Borrower, whether in a single transaction or a series of related transactions.

(h)                                 Breakage Costs.  If Borrower makes any payment of principal with respect to a Loan on any day other than (i) the last day of a calendar quarter after Closing or (ii) the Maturity Date, or fails to make a prepayment after giving notice thereof, Borrower shall reimburse each Lender within 10 days after demand for any resulting loss or expense incurred by it (or by an existing or prospective Participant in a Loan who has signed an agreement relating to such prospective participation and has incurred actual breakage costs), including without limitation any loss incurred in obtaining, liquidating or employing deposits from third parties, but excluding loss of margin for the period after any such payment or failure to prepay, provided that such Lender or Participant, as the case may be, shall have delivered to Borrower a certificate describing the amount of such loss or expense in reasonable detail, which certificate shall be conclusive in the absence of manifest error.

1.7                                 Loan Accounts.  Lenders will maintain Loan account records for (i) all Loans, interest charges and payments thereof, (ii) the charging and payment of all fees, costs and expenses, and (iii) all other debits and credits pursuant to this Agreement.  The balance in the Loan accounts shall be presumptive evidence of the amounts due and owing to Lenders, absent manifest error; provided that any failure by Lenders to maintain such records shall not limit or affect Borrower’s obligation to pay.

1.8                                 Taxes.

(a)                                  No Deductions.  Any and all payments or reimbursements made under the Loan Documents shall be made free and clear of, and without deduction for, any and all taxes, levies, deductions, charges or withholdings, and all liabilities with respect thereto (including all such taxes, deductions, charges or withholdings and all liabilities with respect thereto, excluding such taxes imposed on net income).  If Borrower shall be required by Applicable Law to deduct any such amounts from or in respect of any sum payable hereunder to Lenders then, except as provided in Section 1.8(b), Borrower shall pay such amounts to the appropriate Governmental Authority and provide Lenders with satisfactory documentary evidence of such payment within ten (10) days after such payment and the sum payable hereunder shall be increased as may be necessary so that, after making all required deductions, Lenders receive an amount equal to the sum they would have received had no such deductions been made.

(b)                                 Changes in Tax Laws.  In the event that, subsequent to the Closing Date, (i) any changes in any existing law, regulation, treaty or directive or in the interpretation or application thereof, (ii) any new law, regulation, treaty or directive enacted or any interpretation or application thereof, or (iii) compliance by Lenders with any request or directive (whether or not having the force of law) from any Governmental Authority (x) does or shall subject Lenders to any tax of any kind whatsoever with respect to this Agreement, the other Loan Documents or any Loans made hereunder, or change the basis of taxation of payments to Lenders of principal, fees, interest or any other amount payable hereunder (except for net income taxes or franchise taxes imposed in lieu of net income taxes, or changes in the rate of such taxes); or (y) does or shall impose on Lenders any other condition or increased cost in connection with the transactions contemplated hereby; and the result of any of the foregoing is to increase the cost to Lenders of making or continuing any Loan hereunder, or to reduce any amount receivable hereunder, as the case may be, then, in any such case, the Borrower shall promptly pay to Lenders, upon its demand, any additional amounts necessary to compensate Lenders, on an after-tax basis, for such additional cost or reduced amount receivable, as determined by Lenders with respect to this Agreement or the other Loan Documents.  If Lenders become entitled to claim any additional amounts pursuant to this Section 1.8(b), it shall promptly notify Borrower of the event by reason of which Lenders have become so entitled.  A certificate as to any additional amounts payable pursuant to the foregoing sentence submitted by Lenders to Borrower shall, absent manifest error, be final, conclusive and binding for all purposes.  There is no limitation on the number of times such a certificate may be submitted.

1.9                                 Warrants.  In partial consideration for the Lenders’ respective Loans made pursuant to this Agreement, Borrower shall issue warrants (the “Initial Warrants”), in substantially the form of Exhibit 1.9 hereto, each Lender to purchase up to the number of shares obtained by dividing the amount of such Lender’s Loan by 0.14.  Additional Warrants may be issued in the event of Borrower’s election to make payments in kind in accordance with the terms of this Agreement.

1.10                           Term of This Agreement.  All of the Obligations shall become due and payable as otherwise set forth herein, but in any event, all of the remaining Obligations shall become due and payable on the Maturity Date.  This Agreement shall remain in effect through and including, and (except with respect to provisions hereof expressly stated herein to survive any such termination) shall terminate immediately after, the date on which all Obligations shall have been irrevocably paid and satisfied in full.

SECTION 2.                            AFFIRMATIVE COVENANTS

Borrower hereby covenants and agrees that until payment in full of all Obligations, unless the Majority Lenders give their prior written consent, Borrower shall perform and comply, and shall cause each of its Subsidiaries to perform and comply, with all covenants in this Section 2.

2.1                                 Compliance With Laws.  Borrower will in all material respects comply with and will cause its Subsidiaries to comply with the requirements of all Applicable Laws (including laws, rules, regulations and orders relating to taxes, employer and employee contributions, securities, and employee retirement and welfare benefits) as in effect in all jurisdictions in which Borrower and any Subsidiary of Borrower are now or hereafter doing business.  This Section 2.1 shall not preclude Borrower or any Subsidiary of Borrower from contesting any taxes or other payments, if such taxes and other payments are being diligently contested in good faith and if adequate reserves (if required by Applicable Law) therefore are maintained in conformity with GAAP.

2.2                                 Maintenance of Books and Records; Properties; Insurance.

(a)                                  Books and Records.  Borrower will keep and will cause each of its Subsidiaries to keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied.  Borrower will maintain or cause to be maintained and will cause each of its Subsidiaries to maintain or cause to be maintained in good repair, working order and condition all Collateral used in its business and the business of its Subsidiaries, and will make or cause to be made all appropriate repairs, renewals and replacements thereof.  Borrower will and will cause each of its Subsidiaries to maintain complete, accurate and up-to-date books, records, accounts and other information relating to all Collateral in such form and in such detail as may be reasonably satisfactory to Lenders.

(b)                                 Insurance.  Borrower will maintain or cause to be maintained and will cause each of its Subsidiaries to maintain or cause to be maintained, with financially sound and reputable insurers, commercial general liability, property loss and damage and business interruption insurance with respect to its business and properties and the business and properties of its Subsidiaries against loss and damage of the kinds customarily carried or maintained by similarly situated corporations engaged in businesses similar to the Borrower’s and of such types, with such insurers, in such amounts, with such limits and deductibles and otherwise on such terms and conditions as shall be acceptable to Lenders in their reasonable discretion and will deliver evidence thereof to Lenders on or prior to the Closing Date, and thereafter at least thirty (30) days prior to any expiration thereof, evidence of renewal of such insurance.  All property loss and damage insurance shall be on an all-risk basis and shall insure property for the full replacement cost thereof and contain an agreed amount endorsement waiving any coinsurance penalty.  Other than Borrower’s directors and officers policy set forth on Schedule 2.2(b) hereto, Borrower will cause each insurance policy to be subject to such endorsements and assignments as shall be satisfactory to Lenders, including but not limited to naming Lenders (or Collateral Agent on behalf of Lenders) as lender loss payee in the case of property loss and damage insurance, as assignee in the case of all business interruption insurance, and as an additional insured in the case of all liability insurance.  Liability for premiums shall be solely a liability of Borrower.

2.3                                 Inspection; Lenders’ Meeting.  Upon reasonable prior notice (which shall not be less than one Business Day), Borrower will permit and will cause each of its Subsidiaries to permit Lenders and any authorized representatives of Lenders to visit and inspect any of its properties and the properties of its Subsidiaries, including their financial and accounting records, and to make copies and take extracts therefrom, for the purpose of determining or monitoring the value of the Collateral and to discuss the Borrower’s and its Subsidiaries’ affairs, finances and business with its and their officers, employees and public accountants, upon reasonable prior notice at such times during normal business hours and as often as may be reasonably requested; provided that if there is no Event of Default that has occurred and is continuing, Borrower and its Subsidiaries may, but shall not be required, to permit the foregoing more than two (2) times each calendar quarter.  Notwithstanding the preceding sentence, this Section 2.3 shall not require Borrower to disclose material non-public information within the meaning of Regulation FD under the Securities Exchange Act of 1934, as amended (the “1934 Act”), to any Person unless such Person has expressly agreed to maintain such information in confidence in accordance with the confidentiality provisions of Section 9.12 hereof.

2.4                                 Legal Existence, Etc.  Except as otherwise permitted by Section 3.6, Borrower will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its legal existence and good standing and all rights and franchises material to its or their business.

2.5                                 Use of Proceeds.  Borrower will use the proceeds of the Loans, and will cause any of its Subsidiaries who receive (directly or indirectly) proceeds of the Loans to use such proceeds, solely for the purposes described in Section 1.3 of this Agreement.  No part of any Loan will be used (directly or indirectly) to purchase any margin securities or otherwise in violation of the regulations of the Federal Reserve System.

2.6                                 Authorized Common Stock.  By no later than June 30, 2008, Borrower shall have obtained stockholder approval of, and shall have taken all requisite actions (including filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State) to increase the Borrower’s authorized Common Stock by a sufficient amount to fully reserve shares of Common Stock for issuance upon exercise of the Warrants and otherwise in accordance with the terms of the Warrants and conversion of the Series A Preferred Stock issued pursuant to the Purchase Agreement (including any Additional Warrants or Series A Preferred Stock that may be issued in the event of Borrower’s election to make payments in kind in accordance with the terms of this Agreement and the Series A Preferred Stock, as applicable).

2.7                                 Further Assurances; Notices of Acquisition of Property.

(a)                                  Borrower will, and will cause each of its Subsidiaries to, do, execute and deliver, as applicable, all such additional and further acts, documents and instruments as the Lenders request to consummate the transactions contemplated hereby and to vest completely in and assure Lenders of their respective rights under this Agreement and the other Loan Documents, including such financing statements, documents, security agreements and reports to evidence, perfect or otherwise implement the security for repayment of the Obligations contemplated by the Loan Documents.

(b)                                 Borrower will notify Lenders in each Compliance Certificate delivered pursuant to Section 4.1(b) of the acquisition (including by way of lease) by Borrower (or any of its Subsidiaries) of any property or any interest therein, and will, in a timely manner, execute and deliver all such additional documents and instruments in connection with the acquisition of such property as Lenders may reasonably require.

2.8                                 Taxes and other Government Charges.  Subject to the second sentence of this Section 2.8, Borrower shall timely tile, or cause to be filed, all material tax returns and pay, or cause to be paid as and when due and prior to any delinquency, all material taxes, assessments and governmental charges of any kind that may at any time be lawfully assessed or levied against or with respect to Borrower or its Subsidiaries.  Borrower may contest in good faith any such taxes, assessments and other charges and, in such event, may permit the taxes, assessments or other charges so contested to remain unpaid during any period, including appeals, when Borrower is in good faith contesting the same, so long as (a) reserves to the extent required by GAAP have been established in an amount sufficient to pay any such taxes, assessments or other charges, accrued interest thereon and potential penalties or other costs relating thereto, or other adequate provision for the payment thereof shall have been made and maintained at all times during such contest, (b) enforcement of the contested tax, assessment or other charge is stayed for the entire duration of such contest, and (c) any tax, assessment or other charge determined to be due, together with any interest or penalties thereon, is promptly paid after resolution of such contest.

SECTION 3.                            NEGATIVE COVENANTS

Borrower hereby covenants and agrees that until payment in full of all Obligations, unless the Majority Lenders give their prior written consent, Borrower shall perform and comply, and shall cause each of its Subsidiaries to perform and comply, with all covenants in this Section 3.

3.1                                 Indebtedness.  Except as set forth on Schedule 3.1, Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, issue, guaranty or otherwise become or remain liable with respect to any Indebtedness other than: (a) the Obligations (including any renewals, extensions or refinancings thereof, in whole or in part); (b) the Contingent Obligations permitted by Section 3.4; (c) Indebtedness under purchase money security agreements, Capital Leases and equipment leases, the aggregate amount of which for the Borrower and Subsidiaries on a consolidated basis shall not at any time exceed $50,000 from the Closing Date through the first anniversary of the Closing Date, plus an additional $50,000 through each anniversary of the Closing Date thereafter; (d) renewals, extensions, refinancings and refundings of Indebtedness permitted by this Section 3.1, provided that any such renewal, extension, refinancing or refunding is on terms satisfactory to the Lenders in their sole discretion (as evidenced by the written consent of the Majority Lenders); and (e) other unsecured Indebtedness ranking junior to the Security Interests of Lenders that, without the prior written consent thereto of the Majority Lenders, shall not exceed $100,000 individually or $250,000 in the aggregate at any time outstanding.

3.2                                 Liens and Related Matters.

(a)                                  No Liens.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset (including, but not limited to, any document or instrument with respect to accounts receivable) of Borrower or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, except Permitted Encumbrances, Liens, if any, in effect as of the Closing Date securing Indebtedness described on Schedule 3.1, and any Lien securing the extension, renewal, refinancing or refunding of any Indebtedness secured by any Lien permitted by this Section 3.2(a); provided there is (i) no change in the assets subject to such Lien and (ii) no increase in the amount of Indebtedness secured by the assets subject to such Lien.

(b)                                 No Negative Pledges.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or assume any agreement (other than the Loan Documents or instruments entered into in connection with Permitted Encumbrances) prohibiting the creation or assumption of any Lien created or required pursuant to any of the Loan Documents upon its or their respective properties or assets, whether now owned or hereafter acquired.

3.3                                 Investments.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person except that Borrower and its Subsidiaries may make and own (a) Investments in Cash Equivalents; provided that such Cash Equivalents are not subject to set-off rights; (b) any Investment in any note constituting Indebtedness under Section 3.1 above.

3.4                                 Contingent Obligations.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or become or be liable with respect to any Contingent Obligation except those resulting from endorsement of negotiable instruments for collection in the ordinary course of business.

3.5                                 Restricted Junior Payments.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, declare, order, pay, make or set apart any sum for any Restricted Junior Payment.

3.6                                 Restriction on Fundamental Changes.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly: (a) unless and only to the extent required by Applicable Law, amend, modify or waive any term or provision of its articles of incorporation or bylaws other than an amendment, modification or waiver that is solely ministerial or administrative in nature and that could not reasonably likely have an adverse effect on the interests of Lenders; provided that notice of such ministerial or administrative amendment, modification or waiver is given to Lenders prior to such act; (b) enter into any transaction of merger or consolidation except that any Subsidiary of Borrower may be merged with or into Borrower (provided that Borrower is the surviving entity); (c) liquidate, recapitalize, reorganize, wind-up or dissolve itself (or suffer any liquidation or dissolution); (d) acquire all or substantially all of the assets of another Person other than in the ordinary course of the Borrower’s business; or (e) commence a voluntary case under the Bankruptcy Code, file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding up or composition for adjustment of debts of Borrower or any of its Subsidiaries, or consent to, or fail to contest in a timely and appropriate manner, the entry of an order for relief in an involuntary case.

3.7                                 Disposal of Assets or Subsidiary Stock.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, convey, sell, issue, lease, sublease, transfer or otherwise dispose of, or grant to any Person an option to acquire, in one transaction or a series of transactions, any of its property, business or assets, or the capital stock of or other equity interests in it or in any of its Subsidiaries, except for (a) bona fide sales of product or inventory to customers in the ordinary course of business and dispositions of obsolete equipment not used or useful in the business and de minimis asset sales; (b) leasing or subleasing of its property in the ordinary course of business; and (c) all other Asset Dispositions, the Net Proceeds of which are applied in accordance with Section 1.6 above.

3.8                                 Transactions with Affiliates.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate or with any director, officer or employee of Borrower or any Affiliate, except (a) transactions in the ordinary course of and pursuant to the reasonable requirements of the business of Borrower or such Subsidiary and upon fair and reasonable terms that are no less favorable to Borrower or such Subsidiary than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate; provided that such transactions are subject to approval of a majority of the disinterested directors on the Board of Directors of the Borrower and that Borrower shall forthwith notify Lenders in writing of each such transaction; or (b) payment of compensation to directors, officers and employees in the ordinary course of business for services actually rendered in their capacities as directors, officers and employees; provided (i) such compensation is reasonable and comparable with compensation paid by companies of like nature and similarly situated; and (ii) any increase in compensation of officers and directors (other than in accordance with the employment agreements of such officers and directors in effect on the Closing Date) is subject to the prior written consent of the Majority Lenders.

3.9                                 Management Fees.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay any management or other similar fees to any Person, except as provided under Section 1.4.

3.10                           Conduct of Business.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, effect any material change in the nature of its business, or engage in any business other than, as carried on as of the date hereof and described in Section 5.3.

3.11                           Fiscal Year.  Borrower will not, and will not permit any of its Subsidiaries to, change its fiscal year.

3.12                           Subsidiaries; Partnerships.  Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, establish, create or acquire any Subsidiary, become a general or limited partner in any partnership or a joint venturer in any joint venture.

3.13                           Modification of Agreements.  Borrower will not amend, modify or change, or consent or agree to any amendment, modification or change to, any of the terms of any Material Contracts, except to the extent such change, amendment, modification or consent is not materially adverse to Lenders and would not otherwise have a Material Adverse Effect.

3.14                           Board of Directors.  Borrower will not expand or decrease the number of members on its Board of Directors.

3.15                           Management of Borrower.  Borrower will not elect, appoint or remove any executive officer, including the chief executive officer, chief financial officer, president, chief operating officer, chief accounting officer or controller.

3.16                           Investment Company Act; Public Utility Holding Act.  Neither Borrower nor any of its Subsidiaries shall be or become an “investment company” as that term is defined in and is not otherwise subject to regulation under, the Investment Company Act of 1940, as amended (the “1940 Act”).

SECTION 4.                            FINANCIAL COVENANTS AND REPORTING

4.1                                 Reports and Covenants.  Borrower hereby covenants and agrees that until payment in full of all Obligations, unless the Majority Lenders shall otherwise give their prior written consent, Borrower (where indicated) shall perform and comply with, and shall cause each of its Subsidiaries (where indicated) to perform and comply with, all covenants in this Section 4.  For the purposes of this Section 4, all covenants calculated for Borrower shall be calculated on a consolidated basis for Borrower and its Subsidiaries.

(a)                                  Financial Statements and Other Reports.  Borrower will maintain, and cause each of its Subsidiaries to maintain, a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP (it being understood that quarterly financial statements are not required to have footnote disclosures).  Borrower will deliver or cause to be delivered each of the financial statements and other reports described below to Lender.

(i)                                     Quarterly and Annual Reports.  Whether or not required by the rules and regulations of the SEC, so long as any Obligations are outstanding, Borrower shall furnish to Lenders, within the time periods specified in the SEC’s rules and regulations, all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Borrower were required to file such reports.  All such reports shall be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports.  Each annual report on Form 10-K shall include a report on Borrower’s consolidated financial statements by Borrower’s certified independent accountants and certifications by Borrower’s principal executive officer and principal financial officer in the forms required by Item 601(b)(31) and (32) of Regulation S-K under the 1934 Act.  In addition, the Borrower shall file a copy of each of the reports with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC shall not accept such a filing).  Borrower’s obligation to furnish such reports to the Lenders hereunder may be satisfied by filing such reports with the SEC for so long as the SEC accepts such filings.  If, at any time, Borrower is no longer subject to the periodic reporting requirements of the 1934 Act for any reason, Borrower shall nevertheless continue filing the reports specified in this Section 4.1(a) with the SEC within the time periods specified above unless the SEC shall not accept such a filing.  Borrower agrees that it shall not take any action for the purpose of causing the SEC not to accept any such filings.  If, notwithstanding the foregoing, the SEC shall not accept Borrower’s filings for any reason, Borrower shall, within the time periods that would apply if Borrower were required to file those reports with the SEC, post the reports referred to in Section 4.1(a) on its website and provide Lenders copies thereof.

(ii)                                  Monthly Financials.  If, and for so long as Collateral Agent shall request, as soon as available and in any event within forty-five (45) days after the end of each January, February, April, May, July, August, October and November, Borrower will deliver or cause to be delivered to Collateral Agent consolidated and consolidating balance sheets of Borrower and its Subsidiaries, as at the end of such month, and the related consolidated and consolidating statements of income and operating cash flow for such month, and for the period from the beginning of the then current fiscal year of Borrower to the end of such month.

(iii)                               Monthly Budgets.  If, and for so long as Collateral Agent shall request, as soon as available and in any event within forty-five (45) days after the end of each January, February, April, May, July, August, October and November, Borrower will deliver or cause to be delivered to Collateral Agent any budgets, forecasts, projections or similar documents prepared by the Borrower prior to the end of such month that have not previously been so delivered.

(iv)                              Other Reports.  Promptly following receipt thereof, Borrower shall deliver to Lenders copies of any management letter or report by independent public accountants with respect to the financial condition, operations or business of the Borrower and its Subsidiaries.

(b)                                 Compliance Certificates.  Together with each delivery of financial statements of Borrower and its Subsidiaries, as applicable, Borrower will deliver or cause to be delivered (i) a fully and properly completed compliance certificate in substantially the same form as Exhibit 4.1(b) (each, a “Compliance Certificate”) signed by the chief executive officer or chief financial officer of Borrower.

(c)                                  Press Releases.  Promptly upon their becoming available, the Borrower will deliver or cause to be delivered copies of all press releases and other statements made available by Borrower or any of its Subsidiaries to the public concerning developments in the business of any such Person.

(d)                                 Events of Default, Etc.  Promptly upon any executive officer of Borrower obtaining knowledge of any of the following events or conditions, Borrower shall deliver copies of all notices given or received by Borrower or any of its Subsidiaries with respect to any such event or condition and a certificate of the chief executive officer or chief operating officer of Borrower specifying the nature and period of existence of such event or condition and what action Borrower or such Subsidiary has taken, is taking and proposes to take with respect thereto: (i) any condition or event that constitutes an Event of Default or Default; (ii) any notice that any Person has given to Borrower or any of its Subsidiaries or any other action taken with respect to a claimed default or event or condition of the type referred to in Section 6.1(b); or (iii) any event or condition that could reasonably be expected to have a Material Adverse Effect.

(e)                                  Litigation.  Promptly upon any executive officer of Borrower obtaining knowledge of (i) the commencement of any action, suit, proceeding, governmental investigation or arbitration against or affecting Borrower or any of its Subsidiaries not previously disclosed by Borrower to Lenders; or (ii) any material development in any action, suit, proceeding, governmental investigation or arbitration at any time pending against or affecting Borrower or any of its Subsidiaries which, in each case or in the aggregate, is expected by counsel to Borrower to have a Material Adverse Effect, Borrower will promptly give notice thereof to Lenders and provide such other information as may be reasonably available to Borrower to enable Lenders and their counsel to evaluate such matter.

(f)                                    Supplemented Schedules; Corporate Changes.  From time to time, and concurrently with the delivery by Borrower of the Compliance Certificates required by

Section 4.1(b), Borrower shall, if necessary to prevent the same from becoming materially misleading, supplement in writing and deliver revisions of the Schedules annexed to this Agreement to the extent necessary to disclose material new or changed facts or circumstances after the Closing Date; provided, that (i) subsequent disclosures shall not constitute a cure or waiver of any Default or Event of Default resulting from the matters disclosed; and (ii) any revised Schedule shall not in and of itself be deemed a breach of any representation of the other Loan Documents so long as such Schedules are delivered within thirty (30) days of Borrower becoming aware of the new information set forth therein.

(g)                                 Regulatory and Other Notices.  Within thirty (30) days after filing, receipt or becoming aware thereof, Borrower will deliver or cause to be delivered copies of any filings or communications sent to or notices and other communications received by Borrower, or any of its Subsidiaries from any Governmental Authority relating to any noncompliance by Borrower or any of its Subsidiaries with any law or with respect to any matter or proceeding the effect of which could reasonably be expected to have a Material Adverse Effect.

(h)                                 Other Information.  Promptly upon request, Borrower will deliver such other information and data with respect to Borrower and any of its Subsidiaries as from time to time may be reasonably requested by Lenders.

4.2                                 Accounting Terms; Utilization of GAAP.  For purposes of this Agreement, all accounting terms not otherwise defined herein shall have the meanings assigned to such terms in conformity with GAAP.  Except as otherwise expressly provided, financial statements furnished to Lenders pursuant to Section 4.1(a) shall be prepared in accordance with GAAP as in effect at the time of such preparation.  No Accounting Changes (as defined below) shall affect financial covenants, standards or terms in this Agreement.  “Accounting Changes” means: (a) changes in accounting principles required by GAAP and implemented by Borrower or any of its Subsidiaries; (b) changes in accounting principles recommended by Borrower’s certified public accountants and implemented by Borrower or any of its Subsidiaries; and (c) changes in the method of determining carrying value of Borrower’s, or any of its Subsidiaries’ assets, liabilities or equity accounts.  All such adjustments resulting from expenditures made subsequent to the Closing Date (including, but not limited to, capitalization of costs and expenses or payment of pre-Closing Date liabilities) shall be treated as expenses in the period the expenditures are made.

SECTION 5.                            REPRESENTATIONS AND WARRANTIES

In order to induce Lenders to enter into this Agreement and make the Loans, Borrower hereby represents and warrants to Lenders that the following statements are true, correct and complete:

5.1                                 Disclosure.  No information furnished by or on behalf of Borrower or any of its Subsidiaries contained in this Agreement, the financial statements referred to in Section 5.7 or any other document, certificate, opinion or written statement furnished to Lenders pursuant to this Agreement contains any untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary, when taken as a whole with all information so furnished, in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made.

5.2                                 No Material Adverse Effect.  Since March 31, 2007, there has been no event or change in facts or circumstances affecting Borrower or any of its Subsidiaries which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect and that have not been disclosed herein or in the attached Schedules.

5.3                                 Organization, Powers, Authorization and Good Standing.

(a)                                  Organization and Powers.  Except as disclosed on Schedule 5.3(a), Borrower and each of its Subsidiaries is a limited liability company, corporation or partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.  Borrower and each of its Subsidiaries has all requisite legal power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted, to enter into each Debt Refinancing Document to which it is a party and to carry out its respective obligations with respect thereto.

(b)                                 Authorization; Binding Obligation.  Borrower and each of its Subsidiaries has taken all necessary corporate, limited liability company, partnership, and other action to authorize the execution, delivery and performance of this Agreement and each of the other Debt Refinancing Documents to which it is a party.  This Agreement is, and the other Debt Refinancing Documents when executed and delivered will be, the legally valid and binding obligations of the applicable parties thereto (other than Lenders and Investors), each enforceable against each of such parties, as applicable, in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state or federal debt or relief laws from time to time in effect which affect the enforcement of creditors’ rights in general and general principles of equity.

(c)                                  Qualification.  Borrower and each of its Subsidiaries is duly qualified and authorized to do business and in good standing in each jurisdiction where the nature of its business and operations requires such qualification and authorization, except where the failure to be so qualified, authorized and in good standing could not reasonably be expected to have a Material Adverse Effect.  All jurisdictions in which each such Person is qualified and authorized to do business are set forth on Schedule 5.3(c).

5.4                                 Compliance with Applicable Law.  Neither the Borrower nor any of its Subsidiaries is in violation of any Applicable Law, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, the violation of which, or a default with respect to which, could reasonably be expected to have a Material Adverse Effect.  The execution, delivery and performance by Borrower and its Subsidiaries of the Debt Refinancing Documents to which each such Person is a party, the borrowings hereunder and the transactions contemplated hereby and thereby do not and will not, by the passage of time, the giving of notice or otherwise, (i) require any Governmental Approval or violate any Applicable Law relating to Borrower or any of its Subsidiaries in any material respect, (ii) except as set forth on Schedule 5.4, conflict with, result in a breach of or constitute a default under the articles of incorporation, bylaws or other organizational documents of Borrower or its Subsidiaries or any Material Contract to which such Person is a party or by which any of its properties may be bound or any Governmental Approval relating to such Person or (iii) except as required or permitted under the

Debt Refinancing Documents, result in or require the creation or imposition of any Lien upon or with respect to any property now owned or hereafter acquired by such Person.

5.5                                 Tax Returns and Payments.  Borrower and each of its Subsidiaries has duly filed or caused to be filed all federal, state, local and other tax returns required by Applicable Law to be filed, and has paid, or made adequate provision for the payment of, all federal, state, local and other taxes, assessments and governmental charges or levies upon it and its property, income, profits and assets which are due and payable, except where the payment of such tax is being diligently contested in good faith and adequate reserves therefore have been established in compliance with GAAP.  The charges, accruals and reserves on the books of the Borrower and its Subsidiaries in respect of federal, state, local and other taxes for all fiscal years and portions thereof are, in the judgment of Borrower, adequate, and Borrower and each of its Subsidiaries do not anticipate any additional material taxes or assessments for any of such years.

5.6                                 Environmental Matters.  Borrower and each of its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws, and there is no contamination at, under or about any of the real property owned or leased by the Borrower or any of its Subsidiaries (the “Real Property”) or such operations which interfere in any material respect with the continued operation of such Real Property or impair in any material respect the fair saleable value thereof or in amounts or concentrations or under circumstances that constitute a violation of, or could give rise to liability under, any Environmental Laws.  No claim, notice or investigation based on any Environmental Laws relating to the Real Property or any operations or activities on or about the Real Property (i) has been asserted or conducted in the past or is currently pending against or with respect to Borrower or its Subsidiaries, or (ii) to the knowledge of Borrower, is threatened or contemplated, nor does Borrower have knowledge or reason to believe that any such claim, notice or investigation could reasonably be expected to be received.  There are no consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Real Property or the business of Borrower and its Subsidiaries.  Neither Borrower nor any of its Subsidiaries has directly, nor has it caused any third party (i) to manufacture, process, distribute, use, treat, store or dispose of any substance, material or waste upon, at or under the Real Property in violation of, or in a manner that would reasonably be expected to give rise to liability under, any Environmental Laws or to transport or otherwise dispose of any substance, material or waste in violation of, or in a manner or to a location that would reasonably be expected to give rise to liability under, any Environmental Laws, or (ii) to take any other action or conduct or to fail to take to any action or conduct upon, at or under the Real Property in violation of, or in a manner that would reasonably be expected to give rise to liability under, any Environmental Laws.  There has been no release or threat of release of any substance, material or waste at or from any Real Property, or arising from or related to the operations of the Borrower or its Subsidiaries, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws.  Neither Borrower nor any of its Subsidiaries has contractually assumed or, to the knowledge of the Borrower, assumed by operation of law any liability of any other Person under Environmental Laws.  No underground storage tanks are currently, or have been, located on any of the Real Property.  Except as set forth on Schedule 5.6, there is no building or structure on the Real Property containing asbestos.

5.7                                 Financial Statements.

(a)                                  All financial statements of Borrower and its Subsidiaries which have been furnished to Lenders or Collateral Agent pursuant to this Agreement have been prepared in accordance with GAAP consistently applied (except as disclosed therein) and present fairly the financial condition of the Persons covered thereby as of the date thereof and the results of their operations for the periods covered thereby and disclose all material liabilities and Contingent Obligations of Borrower or its Subsidiaries as at the dates thereof.  Borrower and its Subsidiaries do not have outstanding, as of the Closing Date, and after giving effect to the Loans on the Closing Date, any Indebtedness for borrowed money or Contingent Obligations other than the Loans and the Indebtedness permitted under Section 3.1.

(b)                                 All projections concerning Borrower and its Subsidiaries which have been furnished to Lenders were prepared and presented in good faith by or on behalf of Borrower and such Subsidiaries.  No fact is known to Borrower which is reasonably likely (so far as Borrower can reasonably foresee) to have a Material Adverse Effect which has not been set forth in the financial statements referred to in Section 5.7(a) hereof or in such information, reports, papers and data or otherwise disclosed in writing to Lenders prior to the date hereof.

5.8                                 Intellectual Property.  Borrower and each of its Subsidiaries owns, or possesses through valid licensing arrangements, the right to use all patents, copyrights, trademarks, trade names, service marks, technology know-how and processes used in or necessary for the conduct of its business as currently conducted or anticipated to be conducted (collectively, the “Intellectual Property Rights”) without infringing upon the rights of any other Person in any material respect.  No event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such Intellectual Property Rights.  No material claim has been asserted or is pending by any Person challenging or questioning any Intellectual Property Rights or Borrower or any of its Subsidiaries, or the validity or effectiveness of any Intellectual Property Rights, nor does Borrower know of any valid basis for any such claim.  Except as set forth on Schedule 5.8, Borrower does not have knowledge of any infringement by others of Intellectual Property Rights of the Borrower or its Subsidiaries.  Except as provided on Schedule 5.8, there is no claim, action or proceeding being made or brought, or to the knowledge of the Borrower, being threatened, against the Borrower or its Subsidiaries regarding Intellectual Property Rights.  Except as provided on Schedule 5.8, the Borrower and its Subsidiaries have good and marketable title in all Intellectual Property Rights owned by them, in each case free and clear of all Liens.

5.9                                 Litigation, Investigations, Audits, Etc.

(a)                                  Except as set forth on Schedule 5.9, there is no action, suit, proceeding or investigation pending against, or, to the knowledge of Borrower, threatened against or in any other manner relating adversely to the Borrower or its Subsidiaries or any of their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Authority, which could reasonably be expected to have a Material Adverse Effect, nor does Borrower know of any valid basis therefor.  None of the actions, suits, proceedings or investigations disclosed on Schedule 5.9 calls into question the validity of this Agreement or any other Debt Refinancing Document.

(b)                                 To Borrower’s knowledge, none of the Borrower and its Subsidiaries are the subject of any review or audit by the Internal Revenue Service or any investigation by any Governmental Authority concerning the violation or possible violation of any law which, individually or collectively, if determined adversely to Borrower or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect, nor does Borrower know of any valid basis therefor.

5.10                           Employee Labor Matters.  Except as set forth on Schedule 5.10, (a) None of Borrower, its Subsidiaries and any of their respective employees is subject to any collective bargaining agreement, (b) no petition for certification or union election is pending with respect to the employees of any such Person and no union or collective bargaining unit has sought such certification or recognition with respect to the employees of any such Person and (c) there are no strikes, slowdowns, unfair labor practice complaints, work stoppages or controversies pending or, to the knowledge of Borrower after due inquiry, threatened between any such Person and its respective employees, other than employee grievances arising in the ordinary course of business which could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

5.11                           Employee Benefit Plans.  Borrower and each of its Subsidiaries is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder, the failure to comply with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.12                           Perfection and Priority.  Except for Permitted Encumbrances, the Security Interest is a valid and perfected first priority lien security interest in the Collateral in favor of Lenders, securing, in accordance with the terms of the Security Documents, the Obligations, and the Collateral is subject to no Lien other than permitted pursuant to Section 3.2.

5.13                           Solvency.  Borrower: (a) owns and will own assets the present fair saleable value of which are (i) greater than the total amount of liabilities (including contingent liabilities) of Borrower, and (ii) greater than the amount that will be required to pay the probable liabilities of Borrower’s then existing debts and liabilities as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to Borrower; (b) has capital that is not unreasonably small in relation to its business as presently conducted or after giving effect to any contemplated transaction; and (c) does not intend to incur and does not believe that it will incur debts and liabilities beyond its ability to pay such debts and liabilities as they become due.

5.14                           Investment Company Act; Federal Regulations.  Neither Borrower nor any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” as such terms are defined in, and is not otherwise subject to regulation under, the 1940 Act.  No part of the proceeds of any Loans will be used for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect or for any purpose that violates the provisions of the Regulations of the Board of Governors.  If requested by any Lender, Borrower will furnish to each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U 1, as applicable, referred to in Regulation U.

5.15                           Material Contracts.  Schedule 5.15 sets forth a complete and accurate list of all Material Contracts of the Borrower and its Subsidiaries.  Borrower and each of its Subsidiaries has performed all of its material obligations under such Material Contracts and, to the knowledge of Borrower, each other party thereto is in material compliance with each such Material Contract and no defaults, events of default, acceleration event or similar events have occurred or are continuing under any Material Contract.  Each Material Contract is in full force and effect in accordance with the terms thereof.  Borrower and its Subsidiaries have made available a true and complete copy of each Material Contract listed on Schedule 5.15 for inspection by Lenders.

5.16                           Title to Properties.  Borrower and each of its Subsidiaries has such title or leasehold interest in and to the Real Property owned or leased by it as is necessary or desirable to the conduct of its business and valid and legal title or leasehold interest in and to all of its personal property, including those reflected on the balance sheets of Borrower and each of its Subsidiaries delivered pursuant to Section 5.7, except those which have been disposed of by Borrower subsequent to such date which dispositions have been in the ordinary course of business or as otherwise expressly permitted hereunder.  Set forth on Schedule 5.16 is a true and complete list of all Real Property owned, and all Real Property or personal property leased or subleased by or to each of Borrower and its Subsidiaries (other than leases of personal property as to which either Borrower is lessee or sublessee for which the value of such personal property in the aggregate is less than $100,000).

5.17                           Subsidiaries and Affiliates.  Schedule 5.17(a) sets forth a complete and accurate list of all direct or indirect Subsidiaries and Affiliates of Borrower, including for each such Subsidiary whether such Subsidiary is wholly-owned by Borrower, and if not, the percentage ownership of Borrower or its Subsidiary in such Subsidiary.  Except as disclosed to the Lenders by the Borrower in writing from time to time after the Closing Date, (a) Schedule 5.17(b) sets forth the name, location of chief executive office, location of Inventory and Equipment (as each such term is defined in the New York UCC) and jurisdiction of incorporation of Borrower and each of its Subsidiaries and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options or restricted stock granted to employees or directors and directors’ qualifying shares) of any nature relating to any equity of Borrower or any of its Subsidiaries, except as created or permitted by the Debt Refinancing Documents.

5.18                           Filings.  Except as set forth on Schedule 5.18, since March 31, 2007, Borrower has timely filed with the SEC all the annual and periodic reports, and has submitted to the SEC such other documents and reports, as it is required under the Securities Act of 1933, as amended (the “1933 Act”), the 1934 Act, the 1940 Act, and any other federal statute applicable to Borrower and administered by the SEC; (ii) each such filing or submission, when it became effective or was filed with the SEC, as the case may be, conformed in all material respects to the requirements of the 1933 Act, the 1934 Act or the 1940 Act, as applicable, and the rules and regulations thereunder, and none of such annual and periodic reports or other documents or reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

5.19                           Insurance.  All policies of insurance of any kind or nature owned by or issued to Borrower and its Subsidiaries, including without limitation, policies of life, fire, theft, product liability, public liability, property damage, other casualty, employee fidelity, workers’ compensation, employee health and welfare, title, property and liability insurance, are in full force and effect except to the extent commercially reasonably determined by the Borrower not to be necessary pursuant to the immediately succeeding clause or which is not material to the overall coverage and are of a nature and provide such coverage as in the reasonable opinion of the Borrower, is sufficient and as is customarily carried by companies of the size and character of Borrower.

5.20                           Approvals.  No authorizations of any Governmental Authority, or any applicable securities exchange, are necessary for the execution, delivery or performance by Borrower of the Debt Refinancing Documents to which it is a party, or for the legality, validity or enforceability hereof or thereof.

5.21                           Internal Accounting Controls.  Borrower and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Borrower has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for Borrower and designed such disclosure controls and procedures to ensure that material information relating to Borrower, including its Subsidiaries, is made known to the certifying officers by others within those entities.  Borrower’s certifying officers have evaluated the effectiveness of Borrower’s controls and procedures in accordance with Item 307 of Regulation S-K under the Exchange Act for Borrower’s most recently ended fiscal quarter or fiscal year-end (such date, the “Evaluation Date”).  Borrower presented in its most recently filed Form 10-K or Form 10-Q the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no significant changes in Borrower’s internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) or, to Borrower’s knowledge, in other factors that could significantly affect Borrower’s internal controls.

5.22                           Foreign Corrupt Practices.  Neither Borrower nor any of its Subsidiaries nor, to the knowledge of Borrower, any director, officer, agent, employee or other Person acting on behalf of Borrower or any of its Subsidiaries has, in the course of its actions for, or on behalf of, Borrower (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as

amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

5.23                           Representations and Covenants Made to the Investors.  Subject to any and all representations, warranties, covenants and agreements made by Borrower to and for the benefit of the Investors that survive the consummation of the transactions contemplated by the Purchase Agreement shall be deemed to have also been made to and for the benefit of Lenders.

SECTION 6.                            EVENTS OF DEFAULT AND RIGHTS AND REMEDIES

6.1                                 Events of Default.  “Event of Default” shall mean the occurrence or existence of any one or more of the following:

(a)                                  Payment.  Failure of the Borrower to repay any principal amount of the Loans when due in accordance with the terms of this Agreement or any Note, or to pay any interest on the Loans in accordance with the terms of this Agreement or any Note, or any other amounts payable under this Agreement or any other Loan Document with three (3) Business Days after any such interest or other amount becomes due in accordance with the terms hereof or thereof; or

(b)                                 Default in Other Agreements.  (i) Failure of Borrower or any of its Subsidiaries to pay when due, subject to any applicable grace period, any principal or interest on Indebtedness (other than the Loans) or any Contingent Obligation; any dividend or other payment due in respect of the Series A Preferred Stock, or any other payment due under any Debt Refinancing Document (other than as provided in Section 6.1(a)); (ii) any other breach or default of Borrower or any of its Subsidiaries with respect to any Indebtedness (other than the Loans) or any Contingent Obligation if the effect of such breach or default is to cause or to permit the holder or holders then to cause such Indebtedness or Contingent Obligation to become or be declared due prior to its stated maturity; or (iii) the continuation of any breach or default of Borrower or any of its Subsidiaries under any Material Contract beyond any applicable grace period which has a Material Adverse Effect; or

(c)                                  Breach of Certain Provisions.  (i) Failure of Borrower or any of its Subsidiaries to perform or comply with any term or condition contained in that portion of Section 2.2 relating to the obligation of Borrower and each Subsidiary of Borrower, to maintain insurance, Section 2.4, Section 2.6, Section 3, Section 4 or Section 7.19 except that, with respect to a failure of Borrower to perform or comply with any term or condition contained in Section 4.1(a), such failure shall not be deemed to be an Event of Default unless it shall remain uncured for a period of five (5) days or more; or

(d)                                 Breach of Warranty.  Any material representation, warranty, certification or other statement made by Borrower or any of its Subsidiaries, in any Debt Refinancing Document or in any statement or certificate at any time given by Borrower or any of its Subsidiaries in writing pursuant to any Loan Document is false in any material respect on the date made or deemed made; or

(e)                                  Other Defaults Under Loan Documents.  Borrower or any of its Subsidiaries breaches or defaults in the performance of or compliance with (x) any other term contained in this Agreement or the other Loan Documents and such breach or default is not remedied or waived within twenty (20) days (other than occurrences described in other provisions of this Section 6.1 for which a different grace or cure period is specified or which constitute immediate Events of Default) or (y) any term contained in any other Debt Refinancing Document (subject to any applicable grace period); or

(f)                                    Involuntary Bankruptcy; Appointment of Receiver; Etc.  (i) A court enters a decree or order for relief with respect to Borrower or any of its Subsidiaries in an involuntary case under the Bankruptcy Code, which decree or order is not stayed or other similar relief is not granted under any applicable federal or state law within thirty (30) days; or (ii) the continuance of any of the following events for thirty (30) days unless dismissed, bonded or discharged: (A) an involuntary case is commenced against Borrower or any of its Subsidiaries under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (B) a decree or order of a court for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Borrower or any of its Subsidiaries, or over all or a substantial part of its property, is entered; or (C) an interim receiver, trustee or other custodian is appointed without the consent of Borrower or any of its Subsidiaries for all or a substantial part of the property of Borrower or any such Subsidiary; or

(g)                                 Voluntary Bankruptcy; Appointment of Receiver; Etc.  Borrower or any of its Subsidiaries (i) commences a voluntary case under the Bankruptcy Code, files a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding up or composition for adjustment of debts of Borrower or any of its Subsidiaries, or consents to, or fails to contest in a timely and appropriate manner, the entry of an order for relief in an involuntary case, the conversion of an involuntary case to a voluntary case under any such law, or the appointment of or taking possession by a receiver, trustee or other custodian of all or a substantial part of the property of Borrower or any of its Subsidiaries; or (ii) makes any assignment for the benefit of creditors; or (iii) the Board of Directors of Borrower or any of its Subsidiaries adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section 6.1(g); or

(h)                                 Governmental Liens.  Any Lien, levy or assessment (other than Permitted Encumbrances) is filed or recorded with respect to or otherwise imposed upon all or any part of the Collateral or the other assets of Borrower or any of its Subsidiaries by the United States or any department or instrumentality thereof or by any state, county, municipality or other Governmental Authority and remains undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than five (5) Business Days prior to the date of any proposed sale thereunder and such Liens secures an amount individually or in the aggregate in excess of $50,000; or

(i)                                     Judgment and Attachments.  Any money judgment, writ or warrant of attachment or similar process (other than those described in Section 6.1(h)) involving an amount in any individual case or in the aggregate for or against Borrower and/or its Subsidiaries at any time in excess of $50,000 (in either case not adequately covered by insurance as to which the insurance company has not disclaimed coverage subject to customary reservations of rights) is entered or filed against Borrower or any of its Subsidiaries and/or any of their respective assets and remains undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than five (5) Business Days prior to the date of any proposed sale thereunder; or

(j)                                     Dissolution.  Any order, judgment or decree is entered against Borrower, or any of its Subsidiaries decreeing the dissolution or split up of Borrower or such Subsidiary; or

(k)                                  Solvency.  Borrower or any of its Subsidiaries ceases to be solvent or Borrower or any of its Subsidiaries admits in writing its present or prospective inability to pay its debts as they become due; or

(l)                                     Injunction.  Borrower or any of its Subsidiaries is enjoined, restrained or in any way prevented by the order of any court or any Governmental Authority from conducting all or any material part of its business and such order continues for more than fifteen (15) days; or

(m)                               ERISA; Pension Plans.  (i) Borrower or any of its Subsidiaries fails to make full payment when due of all amounts which, under the provisions of any employee benefit plans or any applicable provisions of the IRC, any such Person is required to pay as contributions thereto and such failure results in or could reasonably be expected to have a Material Adverse Effect; or (ii) a material accumulated funding deficiency occurs or exists, whether or not waived, with respect to any such employee benefit plans; or (iii) any employee benefit plan of Borrower or any of its Subsidiaries loses its status as a qualified plan under the IRC and such loss results in or could reasonably be expected to have a Material Adverse Effect; or

(n)                                 Environmental Matters.  Borrower or any of its Subsidiaries fails to: (i) obtain or maintain any operating licenses or permits required by any Environmental Laws or environmental authorities; (ii) begin, continue or complete any remediation activities as required by any environmental authorities; (iii) store or dispose of any hazardous materials in accordance with applicable Environmental Laws; or (iv) comply with any other Environmental Laws, if in any such case such failure could reasonably be expected to have a Material Adverse Effect; or

(o)                                 Invalidity of Debt Refinancing Documents.  Any of the Debt Refinancing Documents for any reason, other than a partial or full release in accordance with the terms thereof, ceases to be in full force and effect or is declared to be null and void and Borrower or any of its Subsidiaries fails to promptly correct such cessation or declaration, or Borrower or any of its Subsidiaries denies that it has any further liability under any Debt Refinancing Documents to which it is party, or gives notice to such effect; or

(p)                                 Damage; Strike; Casualty.  Any material damage to, or loss, theft or destruction of a major portion of the Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities of Borrower or any of its Subsidiaries; or

(q)                                 Licenses, Permits and Contracts.  (i) The loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired or utilized by Borrower, or any of its Subsidiaries, if such loss, suspension, revocation or failure to renew could reasonably be expected to have a Material Adverse Effect and (ii) any breach, default or termination shall have occurred under any Material Contract by any of the parties thereto, or any Material Contract shall fail to be renewed or otherwise have ceased to be in full force and effect, if such breach, default, failure to renew, cessation or termination could reasonably be expected to have a Material Adverse Effect; or

(r)                                    Failure of Security.  Lenders do not have or cease to have a valid and perfected first priority security interest or second priority security interest, as the case may be (subject to Permitted Encumbrances), in the Collateral or any substantial portion thereof, in each case, except to the extent that such failure to have a valid and perfected first priority security interest or second priority security interest is caused solely by the failure of Lenders to take any action reasonably within its control after obtaining knowledge thereof or being notified by Borrower in writing to take such action; or

(s)                                  Change in Control.  A Change of Control shall have occurred.  For purposes of this Section 6.1(s), a “Change of Control” shall be deemed to have occurred upon (i) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the1934 Act and the rules of the SEC thereunder as in effect on the date hereof) of shares representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower and (ii) the occupation of a majority of seats (other than vacant seats) on the Board of Directors of the Borrower by Persons who were neither nominated by the Board of Directors of the Borrower on the Closing Date nor appointed or nominated by directors so nominated.

6.2                                 Acceleration.  Upon the occurrence of an Event of Default (and after the expiration of any applicable cure period), as well as a breach by Borrower of Section 5.13, the unpaid principal amount of and accrued interest and fees on all Loans and all other Obligations shall automatically become immediately due and payable, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or other requirements of any kind, all of which are hereby expressly waived by Borrower.

6.3                                 Rights of Collection.  Without limiting the rights and remedies of Lenders set forth in Section 6.1 above and notwithstanding anything to the contrary contained in any other Loan Document, upon the occurrence and during the continuation of any Event of Default, unless and until such Event of Default is cured or waived by the Majority Lenders, Majority Lenders may, upon five (5) Business Days’ prior written notice by the Majority Lenders, (i) exercise all of their rights and remedies under this Agreement, the other Loan Documents and Applicable Law and (ii) assume control of Borrower and direct the management and operations of Borrower, in order to satisfy all of the Borrower’s Obligations under the Loan Documents

6.4                                 Consents.  Borrower acknowledges that certain transactions contemplated by this Agreement and the other Loan Documents and certain actions which may be taken by Lenders or Collateral Agent in the exercise of their rights under this Agreement and the other Loan Documents may require the consent of a third party.  If counsel to any of the Lenders or

Collateral Agent reasonably determines that the consent of a third party including a Governmental Authority is required in connection with the execution, delivery and performance of any of the aforesaid Loan Documents or any Loan Documents delivered to Lenders or Collateral Agent in connection therewith or as a result of any action which may be taken pursuant thereto, then Borrower, at Borrower’s cost and expense, agrees to use its commercially reasonable efforts, and to cause its Subsidiaries to use their commercially reasonable efforts, to secure such consent and to cooperate in any action commenced by any Lender or Collateral Agent to secure such consent.

6.5                                 Performance by Lenders or Collateral Agent.  If Borrower shall fail to perform any covenant, duty or agreement contained in any of the Loan Documents, Lenders, or Collateral Agent upon the request of the Majority Lenders, may perform or attempt to perform such covenant, duty or agreement on behalf of Borrower after the expiration of any cure or grace periods set forth herein.  In such event, Borrower shall be obligated, at the request of Lenders or Collateral Agent, to promptly pay any amount reasonably expended by Lenders or Collateral Agent in such performance or attempted performance, to Lenders or Collateral Agent, together with interest thereon at the highest rate of interest in effect upon the occurrence of an Event of Default as specified in Section 1.2(c) from the date of such expenditure until paid.  Notwithstanding the foregoing, it is expressly agreed that neither Lenders nor Collateral Agent shall have any liability or responsibility for the performance of any obligation of Borrower under this Agreement or any other Loan Document.

6.6                                 Set Off and Sharing of Payments.  In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, during the continuance of any Event of Default, Lenders and Collateral Agent are hereby authorized by Borrower at any time or from time to time, with reasonably prompt subsequent notice to Borrower (any prior or contemporaneous notice being hereby expressly waived) to set off and to appropriate and to apply any and all (i) balances held by Lenders or Collateral Agent for the account of Borrower or any Subsidiaries, and (ii) other property at any time held or owing by Lenders or Collateral Agent to or for the credit or for the account of Borrower or any of its Subsidiaries, against and on account of any of the Obligations.

6.7                                 Application of Payments.  Subsequent to the acceleration of the Loans pursuant to Section 6.2, all payments received by Lenders (or Collateral Agent on behalf of Lenders) on the Obligations and on the proceeds from the enforcement of the Obligations shall be applied as follows: First, to all fees and expenses of the Collateral Agent then due and payable, then to all fees and expenses of the Lenders then due and payable, then to all other expenses then due and payable by Borrower under any Loan Document, then to all indemnitee obligations then due and payable by Borrower under any Loan Document, then to all other fees and expenses then due and payable by Borrower under any Loan Document, then to accrued and unpaid interest on the Loans (pro rata in accordance with all such amounts due on the Loans), and then to the principal amount of the Loans (pro rata among all Loans), in that order.  Any remaining monies not applied as provided in this Section 6.7 shall be paid equally to Borrower or to any Person lawfully entitled thereto.

6.8                                 Rescission.  In the event that Borrower or any of its Subsidiaries fails to perform or comply with any term or condition contained in Section 2.6, this Agreement shall become null and void and of no further force and effect, except as provided in Section 9.15.  In the event of rescission under this Section 6.8, Borrower shall immediately repay the Loans and any interest or fees related thereto.  The remedy provided under this Section 6.8 is in addition to, at the option of the Lenders, not in place of, the other rights and remedies afforded to Lenders in the Event of Default.

SECTION 7.                            CONDITIONS TO LOANS

The obligations of Lenders to make Loans are subject to satisfaction of all of the applicable conditions set forth below.

7.1                                 Executed Loan Documents.  The Loan Documents including but not limited to (a) this Agreement, (b) the Notes, (c) the Pledge and Security Agreement and (d) the Warrants, and all other documents and instruments contemplated by such agreements, shall have been duly authorized and executed by each of the parties thereto in form and substance reasonably satisfactory to Lenders, and Borrower shall have delivered sufficient original counterparts thereof to Lenders.

7.2                                 Executed Debt Refinancing Documents.  All other Debt Refinancing Documents including but not limited to (a) the Purchase Agreement, (b) the Certificate of Designations of the Series A Preferred Stock, and (c)  all other documents and instruments contemplated by such agreements, shall have been duly authorized and executed by each of the parties thereto in form and substance reasonably satisfactory to Lenders, and Borrower shall have delivered sufficient original counterparts thereof to Lenders.

7.3                                 Certificate of Designations.  The Certificate of Designations of the Series A Preferred Stock shall have been filed with the Secretary of State of the State of Delaware.

7.4                                 Cancelled Notes.  Each note holder listed on Schedule 1.3 hereto shall have delivered its respective note referenced therein to be cancelled upon Closing pursuant to the Debt Refinancing Documents.  With respect to each note holder listed on Schedule 1.3 hereto, all obligations, liabilities, covenants and agreements of the Borrower to the holders of such notes under or in connection with each of the Note and Warrant Purchase Agreements, dated as of August 10, 2006, February 5, 2007 and June 15, 2007, respectively, and each related note set forth on Schedule 1.3 hereto, shall, with respect to each note holder, hereby be terminated and cancelled and of no further force or effect upon Closing and the satisfaction of each of the following: (i) with respect to the notes due and payable on May 15, 2008, to Engmann and Goodman, in accordance with Section 1.1(b)(ii), and (ii) with respect to each other holder of such notes listed on Schedule 1.3 in accordance with Section 4.11 of the Purchase Agreement.

7.5                                 Representations and Warranties.  Each of the representations and warranties of Borrower contained in this Agreement or any other Debt Refinancing Document shall be true and correct in all respects at and as of the Closing.

7.6                                 Covenants.  Borrower shall have performed and complied in all respects with each of the covenants and agreements required to be performed or complied with by it in this Agreement and each other Debt Refinancing Document on or before the Closing Date.

7.7                                 No Default.  There shall not be any Default or Event of Default both immediately before and immediately after the Closing.

7.8                                 Lien Priority.  The Security Interests in favor of the Lenders pursuant to the Loan Documents shall be valid and perfected first priority Liens on the Collateral, subject to no Liens other than Permitted Encumbrances.

7.9                                 No Litigation.  No action, suit, proceeding, claim or dispute shall have been brought or otherwise have arisen at law, in equity, in arbitration or by or before any Governmental Authority or arbitrator against Borrower or any of its Subsidiaries or any of their respective Assets.

7.10                           Fees and Expenses.  All fees and expenses payable at Closing pursuant to Section 1.4 hereof shall have been paid in full.

7.11                           Closing Certificates; Opinions.

(a)                                  Officer’s Certificate.  Lenders shall have received a certificate from the chief executive officer or chief financial officer of Borrower in form and substance reasonably satisfactory to Lenders, to the effect that all representations and warranties of the Borrower contained in this Agreement and the other Debt Refinancing Documents are true, correct and complete; that neither Borrower nor any of its Subsidiaries is in violation of any of the covenants contained in this Agreement and the other Debt Refinancing Documents; that, after giving effect to the transactions contemplated by this Agreement, no Default or Event of Default has occurred and is continuing; that Borrower has satisfied each of the closing conditions to be satisfied hereby; that Borrower and its Subsidiaries have filed all required tax returns and owe no delinquent taxes.

(b)                                 Certificate of Secretary of Borrower.  Lenders shall have received a certificate of the secretary or assistant secretary of Borrower certifying as to the incumbency and genuineness of the signature of each officer of Borrower executing any Debt Refinancing Document and certifying that attached thereto is (i) a true and complete copy of the certificate of incorporation of the Borrower, and all amendments thereto including the Certificate of Designations of the Series A Preferred Stock, certified by the appropriate Governmental Authority in its jurisdiction of incorporation; (ii) a true and complete copy of the certificate of incorporation of each of CIC Acquisition Corp., a Delaware corporation, and all amendments thereto, certified by the appropriate Governmental Authority in its jurisdiction of incorporation and a true and complete copy of the articles of association of Communication Intelligence Computer Corporation, Ltd., and all amendments thereto, as on file as of the date hereof in the People’s Republic of China and which is in full force and effect on the date hereof; (iii) a true and complete copy of the bylaws of Borrower as in effect on the date of such certification; (iv) a true and complete copy of resolutions duly adopted by the Board of Directors of Borrower authorizing the borrowings contemplated hereunder, the execution, delivery and performance of this Agreement and the other Debt Refinancing Documents; (v) a true and complete copy of each of Borrower’s insurance policies, as in effect on the date of such certification; and (vi) true, complete and correct copies of certificates of insurance for each of Borrower’s insurance policies, except for its directors and officers insurance policy, each showing Collateral Agent as an additional insured.

(c)                                  Certificates of Good Standing.  Lenders shall have received certificates as of a recent date of the good standing of Borrower under the laws of its respective jurisdictions of incorporation and such other jurisdictions as are requested by Lenders.

(d)                                 Opinions of Counsel.  Lenders shall have received favorable opinions of counsel to Borrower addressed to Lenders with respect to Borrower covering such matters as requested by Lenders, including, without limitation, the Loan Documents, the Security Interest, due authorization and other corporate matters, local laws and choice of laws issues and which are reasonably satisfactory in form and substance to Lenders.

7.12                           Collateral.

(a)                                  Filings and Recordings.  All filings and recordings that are necessary to perfect the Security Interest in the Collateral described in the Security Documents shall have been filed or recorded in all appropriate locations (or delivered to Lenders for filing), and Lenders shall have received evidence satisfactory to Lenders that such Security Interest constitutes a valid and perfected first priority or second priority Lien, as the case may be, therein subject to Permitted Encumbrances.

(b)                                 Lien Searches.  Borrower shall have delivered to Lenders the results of Lien searches of all filings made against each of the Borrower and its Subsidiaries under the Uniform Commercial Code (and local tax and judgment filing offices) as in effect in any jurisdiction in which any of its respective assets are located, indicating, among other things, that the assets of Borrower and its Subsidiaries and the stock of Borrower and its Subsidiaries are free and clear of any Lien, except for Permitted Encumbrances.

(c)                                  Stock Certificates.  All certificates evidencing capital stock of any pledged entity, accompanied by duly executed instruments of transfer or assignment in blank, shall have been delivered to Collateral Agent.

7.13                           Insurance.  Other than as set forth on Schedule 2.2(b), Lenders shall have received certificates of insurance and certified copies of insurance policies in the form required under Section 2.2(b), and the Security Documents and otherwise in form and substance reasonably satisfactory to Lenders.

7.14                           Consents.  Other than any consent that may be required to be obtained  from Basso Multi-Strategy Holding Fund Ltd., Borrower shall have delivered to Lenders all necessary approvals, authorizations and consents, if any, of all Persons, Governmental Authorities, and courts having jurisdiction with respect to the execution and delivery of this Agreement and the other Loan Documents, the granting of the Security Interest and all such approvals shall be in form and substance satisfactory to Lenders.

7.15                           No Injunction, Etc.  No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Authority or arbitrator challenging or seeking to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of this Agreement or the other Debt Refinancing Documents or the consummation of the transactions contemplated hereby or thereby, or which, as determined by Lenders in their reasonable discretion, would make it inadvisable to consummate the transactions contemplated by this Agreement and such other Loan Documents. No order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority or arbitrator preventing the transactions contemplated by this Agreement or any other Debt Refinancing Document shall be in effect.  The making of the Loans and the consummation of the transactions contemplated by this Agreement and the other Debt Refinancing Documents shall not be prohibited by any Applicable Law or other legal requirement and shall not subject any Lender to any penalty or, in its reasonable judgment, any other liability or onerous condition under any Applicable Law.

7.16                           Fees, Expenses, Taxes, Etc.  Borrower shall have paid to Lenders the fees set forth or referenced in Section 1.4 and any other accrued and unpaid fees or commissions due hereunder (including legal fees and expenses), and to any other Person such amount as may be due thereto in connection with the transactions contemplated hereby, including all taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of any of the Loan Documents.

7.17                           Proceedings and Documents.  All opinions, certificates and other instruments and all proceedings in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to Lenders.  Lenders shall have received copies of all other instruments and other evidence as Lenders may reasonably request, in form and substance reasonably satisfactory to Lenders, with respect to the transactions contemplated by this Agreement and the taking of all actions in connection therewith.

7.18                           Other Deliveries.  Such other agreements, instruments, approvals, opinions, certificates and other documents as the Lenders may reasonably request in connection with the transactions contemplated by the Debt Refinancing Documents, all in form an substance satisfactory to the Lenders, in their sole discretion.

7.19                           Post-Closing Deliveries.  Borrower shall deliver to Lenders, and Lenders shall have received, as soon as reasonably practicable after the Closing Date, but in no event later than July 4, 2008, the following:

(a)                                  depositary account control agreements with respect to any accounts of Borrower or its subsidiaries open at the Closing Date, including the Borrower’s accounts at (i) Wells Fargo Bank, checking account 0038-118402 and money market account 921-9937483, and (ii) Silicon Valley Bank, checking account 3300023448;

(b)                                 favorable opinions of counsel to Borrower addressed to Lenders with respect to Borrower covering such matters as requested by Lenders, including, without limitation, as to the Common Stock underlying the Warrants and Series A Preferred Stock and perfection of the security interest in the foregoing accounts, which are reasonably satisfactory in form and substance to Lenders;

(c)                                  such evidence satisfactory to the Lenders, in their sole discretion, that Borrower shall have obtained stockholder approval of, and shall have taken all requisite actions (including filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State) to increase the Borrower’s authorized Common Stock in accordance with Section 2.6, and to reserve a sufficient number of shares of Common Stock for issuance upon exercise of the Warrants and conversion of the Series A Preferred Stock; and

(d)                                 such other agreements, instruments, approvals, opinions, certificates and other documents as the Lenders may reasonably request, all in form and substance satisfactory to the Lenders, in their sole discretion.

SECTION 8.         INTERCREDITOR PROVISIONS

8.1           Appointment, Powers and Immunities of Agents.

(a)                                  Each Lender hereby appoints and authorizes SG Phoenix LLC to act as its collateral agent (“Collateral Agent”) hereunder and under the other Loan Documents, in each case with such powers as are expressly delegated to Collateral Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto.  Collateral Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement or in any other Loan Document, or be a trustee or a fiduciary for Borrower or any Lender or Secured Party.  Notwithstanding anything to the contrary contained herein or in any other Loan Document, Collateral Agent shall not be required to take any action that is contrary to this Agreement or any other Loan Document or any Applicable Law, or that exposes Collateral Agent to any liability.  Each of Collateral Agent, the Lenders and their respective Affiliates shall not be responsible to Borrower or to any other Secured Party for (i) any recitals, statements, representations or warranties made by Borrower or its Affiliates contained in this Agreement, the other Loan Documents or in any certificate or other document referred to or provided for in, or received by Collateral Agent or any Secured Party under this Agreement or any other Loan Document, (ii) the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, the other Loan Documents, any Notes or any other document referred to or provided for herein or therein, or (iii) any failure by Borrower or its Affiliates to perform their respective obligations hereunder or thereunder.  Collateral Agent may employ agents and attorneys-in-fact, and shall not be responsible for the negligence or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care.

(b)                                 None of Collateral Agent or its respective directors, officers, employees or agents shall be responsible for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith, except for its or their own gross negligence or willful misconduct.  Without limiting the generality of the foregoing, (a) Collateral Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (b) Collateral Agent makes no warranty or representation to Borrower or any Lender or Secured Party for any statements, warranties or representations made in or in connection with any Debt

Refinancing Document; (c) Collateral Agent shall have no duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of any Debt Refinancing Document on the part of any party thereto, to inspect the property (including the books and records) of Borrower or any other Person or to ascertain or determine whether a Material Adverse Effect exists or is continuing; and (d) Collateral Agent shall not be responsible to Borrower or any Lender or Secured Party for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of any Debt Refinancing Document or any other instrument or document furnished pursuant hereto.  Except as otherwise provided under this Agreement and the other Loan Documents, Collateral Agent shall take such action with respect to the Loan Documents as shall be directed by the Majority Lenders.

8.2                                 Reliance.  Collateral Agent shall be entitled to rely upon any certificate, notice or other document (including any cable, telegram, facsimile, electronic mail or telex) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by it.  As to any other matters not expressly provided for by this Agreement or the other Loan Documents, Collateral Agent shall not be required to take any action or exercise any discretion, but shall be required to act or to refrain from acting upon instructions of the Majority Lenders (except that Collateral Agent shall not be required to take any action which exposes it to personal liability or which is contrary to this Agreement, any other Loan Document or any Applicable Law).  Collateral Agent shall in all cases (including when any action by Collateral Agent alone is authorized hereunder or under any other Loan Document, if Collateral Agent elects in its sole discretion to obtain instructions from the Majority Lenders) be fully protected in acting, or in refraining from acting, hereunder or under any other Loan Document in accordance with the instructions of the Majority Lenders, and such instructions of the Majority Lenders and any action taken or failure to act pursuant thereto shall be binding on all of the Secured Parties.

8.3                                 Non-Reliance.  Each Lender represents that it has, independently and without reliance on Collateral Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of the financial condition and affairs of the Borrower and its own decision to enter into this Agreement and agrees that it will, independently and without reliance upon Collateral Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own appraisals and decisions in taking or not taking action under this Agreement.  Neither Collateral Agent nor any Lender shall be required to keep informed as to the performance or observance by the Borrower or its Affiliates under this Agreement or any other document referred to or provided for herein or to make inquiry of, or to inspect the properties or books of, the Borrower or its Affiliates.

8.4                                 Defaults; Material Adverse Effect.  Neither Collateral Agent nor any Lender shall be deemed to have knowledge or notice of the occurrence of any Default, Event of Default or Material Adverse Effect, unless such Person has received a notice from a Lender or Borrower, referring to this Agreement, describing such Default, Event of Default or Material Adverse Effect and indicating that such notice is a notice of the occurrence of such Default, Event of Default or Material Adverse Effect (as the case may be). Collateral Agent shall take such action with respect to such Default, Event of Default or Material Adverse Effect as is

provided in the Pledge and Security Agreement, or if not provided for therein, as Collateral Agent shall be reasonably directed by the Majority Lenders; provided, however, that unless and until Collateral Agent shall have received such directions, Collateral Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default, Event of Default or Material Adverse Effect as it shall deem advisable in the best interest of the Lenders.

8.5                                 Successor Agent.  Collateral Agent may resign at any time by giving fifteen days’ written notice thereof to the Secured Parties and Borrower.  Collateral Agent may be removed involuntarily only for a material breach of its duties and obligations hereunder and under the other Loan Documents or for gross negligence or willful misconduct in connection with the performance of its respective duties hereunder or under the other Loan Documents and then only upon the affirmative vote of the Majority Lenders.  Upon any such resignation or removal, the Majority Lenders shall have the right, upon notice to Borrower, to appoint a successor Collateral Agent under this Agreement.  If no successor Collateral Agent shall have been so appointed and shall have accepted such appointment, within 30 days after such resignation or removal (as the case may be), the retiring or removed Collateral Agent may, on behalf of the Secured Parties, appoint a successor Collateral Agent hereunder upon notice to the Secured Parties and the Borrower.  Such successor Collateral Agent shall be a Lender or an Affiliate of a Lender, if any Lender or Affiliate shall be willing to serve, and otherwise shall be a commercial bank having a combined capital and surplus of at least $10,000,000.  Upon the acceptance of any appointment as Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations as Collateral Agent under the Loan Documents.  After any Collateral Agent’s resignation or removal hereunder, the provisions of this Section 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent under the Loan Documents.

8.6                                 Authorization.  Collateral Agent is hereby authorized by the Lenders and Secured Parties to execute, deliver and perform each of the Loan Documents to which Collateral Agent is or is intended to be a party, and each Lender and Secured Party agrees to be bound by all of the agreements of Collateral Agent contained in the Loan Documents.  Collateral Agent is further authorized by the Lenders and Secured Parties to (a) release Liens on property that Borrower is permitted to sell, transfer or otherwise release pursuant to the terms of this Agreement or the other Loan Documents, (b) perform all of its obligations under this Section 8 and (c) enter into agreements supplemental hereto for the purpose of curing any formal defect, inconsistency, omission or ambiguity in this Agreement or any Loan Document to which it is a party.

8.7                                 Other Roles.  With respect to any Loans made by it or any of its Affiliates and any Note issued to it or any of its Affiliates, Collateral Agent (or any such Affiliates of Collateral Agent) in its individual capacity shall have the same rights and powers under the Loan Documents and any other Debt Refinancing Documents as any other Lender or Secured Party and may exercise the same as though it were not Collateral Agent or an Affiliate of Collateral Agent.  Collateral Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, and generally engage in any kind of business with Borrower or any other Person, without any duty to account therefor to the Lenders or Secured Parties.  For the avoidance of doubt, SG Phoenix LLC or any of its Affiliates (or any permitted successor or assign) may act as Collateral Agent notwithstanding any potential or actual conflict of interest presented by the foregoing and Borrower and each of the Lenders and Secured Parties hereby waives any claim against Collateral Agent and any of its Affiliates based upon any conflict of interest that such Person may have with regard to acting as a Lender or Collateral Agent hereunder and acting in such other roles.

8.8                                 Amendments and Waivers.

(a)                                  Majority Lenders’ Consent.  No amendment, modification, termination or waiver of any provision of the Loan Documents, or consent to any departure by the Borrower therefrom, shall in any event be effective without the written concurrence of the Majority Lenders and any additional consents required by this Section 8.8.

(b)                                 Other Consents.  No amendment, modification, termination or waiver of any provision of the Loan Documents, or consent to any departure by Borrower therefrom, shall amend, modify, terminate or waive any provision of this Section 8 as the same applies to Collateral Agent, or any other provision hereof as the same applies to the rights or obligations of Collateral Agent, in each case without the consent of Collateral Agent.

(c)                                  Execution of Amendments, etc.  Any amendment, modification, waiver or consent under the Debt Refinancing Documents requiring consent or approval of Lenders shall be binding on all Lenders upon execution by the Majority Lenders on the date thereof and, if applicable, Borrower.  Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.  No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.  Any amendment, modification, termination, waiver or consent effected in accordance with this Section 8.8 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by the Borrower, on the Borrower.

SECTION 9.         MISCELLANEOUS

9.1           Indemnities.  Borrower agrees to indemnify, pay, and hold Lenders and Collateral Agent and their respective Affiliates and the officers, directors, employees, agents, and attorneys (individually, “Indemnitee”, and collectively, “Indemnitees”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits and claims of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Indemnitee as a result of Lenders or Collateral Agent being a party to this Agreement with Borrower, or otherwise in connection with this Agreement and Borrower, any of the other Loan Documents or any of the transactions contemplated hereby or thereby with respect to Borrower; provided, that Borrower shall not have an obligation to an Indemnitee hereunder with respect to liabilities arising from the gross negligence or willful misconduct of that Indemnitee or as a result of an Indemnitee’s failure to perform its obligations hereunder, in each such case as determined by a final non appealable judgment of a court of competent jurisdiction.  This Section 9.1 and all indemnification provisions contained within any other Loan Document shall survive the termination of this Agreement.

9.2                                 Notices.  Any required notice or other communication shall be in writing addressed to the respective party as set forth below and may be personally delivered, facsimiled, sent by overnight courier service or U.S. mail and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by facsimile, on the date of transmission if transmitted on a Business Day before 2:00 p.m. (New York, New York time) and otherwise on the Business Day next succeeding the date of transmission; (c) if delivered by overnight courier, two (2) Business Days after delivery to the courier properly addressed; or (d) if delivered by U.S. mail, four (4) Business Days after deposit with postage prepaid and proper address.  The addresses for such notices and communications shall be as follows:

If to the Borrower:	Communication Intelligence Corporation
275 Shorewood Drive, Suite #500
Redwood Shores, California 94065
Attn: Frank Dane
Facsimile: (650) 802-7777

With a copy (which shall not constitute notice) to:

Davis Wright Tremaine LLP
23rd Floor
1300 S.W. Fifth Ave.
Portland, Oregon 97201
Attn: Michael C. Phillips
Facsimile: (503) 778-5299

If to Phoenix:	Phoenix Venture Fund LLC
110 East 59th Street, Suite 1901
New York, New York 10022
Attn: Andrea Goren
Facsimile: (212) 202-7565

With a copy (which shall not constitute notice) to:

Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022
Attn: Herman Sassower, Esq.
Facsimile: (212) 603-2001

If to Engmann:	Michael W. Engmann
[Redacted]

If to Goodman:	Ronald Goodman
[Redacted]

If to Collateral Agent:	SG Phoenix LLC
110 East 59th Street, Suite 1901
New York, New York 10022
Attn: Andrea Goren
Facsimile: (212) 202-7565

With a copy (which shall not constitute notice) to:

Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022
Attn: Herman Sassower, Esq.
Facsimile: (212) 603-2001

9.3                                 Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of Lenders or Collateral Agent to exercise, nor any partial exercise of, any power, right or privilege hereunder or under any other Loan Documents shall impair such power, right, or privilege or be construed to be a waiver of any Default or Event of Default.  All rights and remedies existing hereunder or under any other Loan Document are cumulative to and not exclusive of any rights or remedies otherwise available.

9.4                                 Marshaling; Payments Set Aside.  Lenders shall not be under any obligation to marshal any assets in payment of any or all of the Obligations.  To the extent that Borrower or any other Person makes payment(s) or Lenders enforce their Liens or exercises their right of set-off, and such payment(s) or the proceeds of such enforcement or set-off is subsequently invalidated, declared to be fraudulent or preferential, set aside, or required to be repaid by anyone (whether by demand, litigation, settlement or otherwise), then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefore, shall be reinstated and continued in full force and effect as if such payment had not been made or such enforcement or set off had not occurred.

9.5                                 Severability.  The invalidity, illegality, or unenforceability in any jurisdiction of any provision under the Loan Documents shall not affect or impair the remaining provisions in the Loan Documents or any such invalid, unenforceable or illegal provision in any jurisdiction in which it is not invalid, unenforceable or illegal.

9.6                                 Headings.  Sections and Section headings are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purposes or be given substantive effect.

9.7                                 Applicable Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE

INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THAT REQUIRE OR PERMIT APPLICATION OF THE LAWS OF ANY OTHER STATE OR JURISDICTION.

9.8                                 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Borrower may not assign its rights or Obligations hereunder without the written consent of the Majority Lenders.

9.9                                 Participations.

(a)                                  Participations.  Each Lender may sell to one or more commercial banks, commercial finance lenders, other financial institutions or any other Person, participations in the Loans and other extensions of credit made and to be made by it to the Borrower hereunder.  Borrower acknowledges that in selling such participations, such Lender may grant to its participants certain rights to consent to waivers, amendments and other actions with respect to this Credit Agreement, provided that the consent of any participant shall be limited solely to matters as to which Lenders may be requested to consent under Section 3 and Section 4 hereof.  Except for such consent rights, if any, granted by such Lender to any of its participants, no participant shall have any rights as a Lender hereunder, and notwithstanding the sale of any participation by a Lender, such Lender shall remain solely responsible to the other parties hereto for the performance of its obligations hereunder, and the Borrower and the other Lenders may continue to deal solely with such Lender with respect to all matters relating to this Agreement and the transactions contemplated hereby.  In addition, all amounts payable under this Agreement to such Lender shall continue to be paid directly to, or at the direction of, such Lender.

(b)                                 Cooperation of Borrower.  If necessary, Borrower agrees to (i) execute any documents (including Additional Notes) reasonably required to effectuate and acknowledge each participation effected pursuant to Section 9.9(a); (ii) make Borrower’s management available to meet with prospective participants; and (iii) assist Lenders in the preparation of information relating to the financial affairs of the Borrower as any prospective participant reasonably may request. Subject to Section 9.12, Borrower authorizes each Lender to disclose to any prospective participant any and all information in its possession concerning Borrower and its financial affairs which has been delivered to such Lender by or on behalf of Borrower pursuant to this Agreement, or which has been delivered to such Lender by or on behalf of Borrower in connection with its credit evaluation of Borrower prior to entering into this Agreement.

9.10                           No Fiduciary Relationship.  No provision in the Loan Documents and no course of dealing between the parties shall be deemed to create any fiduciary duty owing to Borrower or its Subsidiaries by Lenders.

9.11                           Construction.  Lenders and Borrower acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review the Loan Documents with its legal counsel and that the Loan Documents shall be constructed as if jointly drafted by Lenders and Borrower.

9.12                           Confidentiality.  Each Lender agrees to hold in confidence any confidential information that it may receive from Borrower and its Subsidiaries pursuant to this Agreement that is identified as being confidential or proprietary, except for disclosure: (a) on a confidential need-to-know basis to its Affiliates and legal counsel, independent public accountants and other professional advisors; (b) to regulatory officials having jurisdiction over it; (c) as required or requested by Applicable Law or legal process; (d) in connection with any legal proceeding between or among any Lender and Borrower and/or their respective Subsidiaries or Affiliates (provided that, in the event such Lender is so required to disclose such confidential information pursuant to clause (c) of this Section 9.12, such Lender shall promptly notify Borrower (unless legally prohibited from so doing), so that Borrower or its Subsidiaries, as applicable, may seek, at their sole cost and expense, a protective order or other appropriate remedy); and (e) subject to Section 9.9, to another Person in connection with a disposition or proposed disposition to that Person of all or part of that Lenders’ interests hereunder; provided that such agrees to comply with the terms of this Section 9.12.  For purposes of the foregoing, “confidential information” shall mean all information respecting Borrower or its Subsidiaries, other than (i) information previously filed by Borrower or its Subsidiaries with any Governmental Authority and available to the public or otherwise made available to third parties on a non-confidential basis, (ii) information previously published in any public medium from a source other than, directly or indirectly, a Lender in violation of this Section 9.12 and (iii) information obtained by a Lender from a source independent of Borrower or its Subsidiaries.

9.13                           Consent to Jurisdiction and Service of Process.

(a)                                  BORROWER HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL COURT OR STATE COURT IN THE STATE OF NEW YORK, COUNTY OF NEW YORK, HAVING SUBJECT MATTER JURISDICTION OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS.  BORROWER HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT, PERSONAL JURISDICTION OF ANY SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.  NOTHING HEREIN SHALL LIMIT THE RIGHT OF LENDERS TO BRING PROCEEDINGS AGAINST BORROWER IN THE COURTS OF ANY OTHER JURISDICTION.

(b)                                 BORROWER HEREBY AGREES THAT SERVICE OF THE SUMMONS AND COMPLAINT AND ALL OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, A COPY OF SUCH PROCESS TO BORROWER AT THE ADDRESS TO WHICH NOTICES TO BORROWER ARE THEN TO BE SENT PURSUANT TO SECTION 9.2 AND THAT PERSONAL SERVICE OF PROCESS SHALL NOT BE REQUIRED.  NOTHING HEREIN SHALL BE CONSTRUED TO PROHIBIT SERVICE OF PROCESS BY ANY OTHER METHOD PERMITTED BY LAW.

9.14                           Waiver of Jury Trial.  LENDERS AND BORROWER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE OTHER LOAN DOCUMENTS, OR ANY DEALINGS BETWEEN OR AMONG THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION AND ANY RELATIONSHIP THAT IS BEING ESTABLISHED AMONG ANY OF THEM.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  LENDER AND BORROWER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS.  LENDERS AND BORROWER FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.  THIS WAIVER IS IRREVOCABLE, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THE LOAN DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.  LENDERS AND BORROWER ALSO WAIVE ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF LENDERS.

9.15                           Survival of Warranties and Certain Agreements.  All agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement, the making of the Loans, and the execution and delivery of the Notes.  Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Borrower set forth in Sections 1.4, 9.1, 9.13, 9.14 and 9.15 (together with any other Sections stated herein to so survive) shall survive the payment of the Loans and the termination of this Agreement.

9.16                           Entire Agreement.  This Agreement, the Notes and the other Loan Documents referred to herein embody the final, entire agreement among the parties hereto and supersede any and all prior commitments, agreements, representations, understandings, whether oral or written, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous or subsequent oral agreements or discussions of the parties hereto.

9.17                           Counterparts; Effectiveness.  This Agreement and any amendments, waivers, consents or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.  This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

SECTION 10.                     DEFINITIONS

10.1                           Certain Defined Terms.  The terms defined below are used in this Agreement as so defined.  Terms defined in the preamble, recitals and elsewhere in this Agreement are used in this Agreement as so defined.

(a)                                  “1933 Act” has the meaning set forth in Section 5.18.

(b)                                 “1934 Act” has the meaning set forth in Section 2.3.

(c)                                  “1940 Act” has the meaning set forth in Section 3.16.

(d)                                 “Additional Note” has the meaning set forth in Section 1.2(b).

(e)                                  “Additional Warrants” has the meaning set forth in Section 1.2(b).

(f)                                    “Accounting Changes” has the meaning set forth in Section 4.2.

(g)                                 “Affiliate” means (i) with respect to Borrower or any of its Subsidiaries, any Person: (A) directly or indirectly controlling, controlled by, or under common control with such Person or (B) directly or indirectly owning or holding five percent (5%) or more of any equity interest in Borrower or any of its Subsidiaries; and (ii) with respect to Lenders, any Person which controls or is controlled by or is under common control with such Person.  For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise.

(h)                                 “Agreement” means this Credit Agreement (including all Schedules and Exhibits hereto), as amended, modified and supplemented from time to time as permitted herein.

(i)                                     “Applicable Law” means, in respect of any Person, all provisions of constitutions, statutes, rules, regulations and orders of governmental bodies or regulatory agencies applicable to such Person, and all orders, decisions, judgments and decrees of all courts and arbitrators in proceedings or actions to which the Person in question is a party or by which it is bound.

(j)                                     “Asset Disposition” means the disposition, whether by sale, lease, transfer, loss, damage, destruction, condemnation or otherwise, by Borrower or any of its Subsidiaries, of any of the following: (i) any of the capital stock of Borrower or any of its Subsidiaries; or (ii) any or all of the operating assets of Borrower or any of its Subsidiaries, other than bona fide sales of product or inventory to customers in the ordinary course of business, dispositions of obsolete equipment not used or useful in the business of Borrower or any of its Subsidiaries and de minimis asset sales, or (iii) sales of Cash Equivalents for fair value.

(k)                                  “Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as amended from time to time, or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect and all rules and regulations promulgated thereunder.

(l)                                     “Borrower” has the meaning set forth in the Preamble.

(m)                               “Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, or is a day on which banking institutions located in such state are closed or which the Federal Reserve Banks are closed.

(n)                                 “Capital Lease” means any lease of real or personal property which is required to be capitalized under GAAP.

(o)                                 “Cash Equivalents” means: (i) marketable direct obligations issued or unconditionally guarantied by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition thereof; (ii) commercial paper maturing no more than one (1) year from the date issued and, at the time of acquisition, having a rating of at least A 1 from Standard & Poor’s Rating Service or at least P 1 from Moody’s Investors Service, Inc.; (iii) certificates of deposit or bankers’ acceptances maturing within one (1) year from the date of issuance thereof issued by, or overnight reverse repurchase agreements from, any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia having combined capital and surplus of not less than $500,000,000; and (iv) time deposits maturing no more than thirty (30) days from the date of creation thereof with commercial banks having membership in the Federal Deposit Insurance Corporation in amounts at any one such institution not exceeding the lesser of $100,000 or the maximum amount of insurance applicable to the aggregate amount of Borrower’s deposits at such institution.

(p)                                 “Change of Control” has the meaning set forth in Section 6.1(s).

(q)                                 “Closing Date” means June 5, 2008.

(r)                                    “Collateral” has the meaning set forth in Section 2 of the Security Agreement, and includes the Pledged Stock as such term is defined in the recitals of the Pledge and Security Agreement.

(s)                                  “Collateral Agent” has the meaning set forth in Section 8.1(a).

(t)                                    “Common Stock” means the common stock of the Borrower, par value $0.01 per share, and any securities into which such common stock may hereafter be reclassified or for which it may be exchanged as a class.

(u)                                 “Compliance Certificate” has the meaning set forth in Section 4.1(b).

(v)                                 “Contingent Obligation” means, as applied to any Person, any direct or indirect contingent liability of that Person: (i) with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; or (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings.  Contingent Obligations shall also include (A) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (B) the obligation to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement, other than pursuant to routine agreements entered into in the ordinary course of business, and (C) any liability of such Person for the obligations of another through any agreement to purchase, repurchase or otherwise acquire such obligation or any property constituting security therefore, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another.  The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if not a fixed and determined amount, the maximum amount so guaranteed.

(w)                               “Control” or “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies or activities of such Person, whether through ownership of voting securities, by contract or otherwise.

(x)                                   “Debt Refinancing” means, collectively, the following: (i) the conversion of the outstanding debt set forth on Schedule 1.3 of this Agreement into Loans under this Agreement and the tender of the promissory notes evidencing such debt to the Borrower for cancellation; (ii) the tender of certain Promissory Notes (as defined under the Purchase Agreement) to the Borrower for cancellation in full payment for shares of Series A Preferred Stock as set forth in the Purchase Agreement and (iii) each of the other transactions contemplated hereby and by the other Debt Refinancing Documents..

(y)                                 “Debt Refinancing Documents” means the Loan Documents and the Share Lending Agreement, dated as of the date hereof, by and among Phoenix, Engmann and Goodman and all other instruments, documents and agreements executed by or on behalf of Borrower or any of its Subsidiaries, and delivered concurrently herewith or at any time hereafter to or for the benefit of any Lender in connection with the Loans and other transactions contemplated by this Agreement, all as amended, supplemented or modified from time to time.

(z)                                   “Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default if that condition or event were not cured or removed within any applicable grace or cure period.

(aa)                            “Engmann” has the meaning set forth in the preamble.

(bb)                          “Environmental Laws” means all applicable federal, state or local laws, statutes, rules, regulations or ordinances, codes, common law, consent agreements, orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder relating to public health, safety or the pollution or protection of the environment, including those relating to releases, discharges, emissions, spills, leaching, or disposals of hazardous substances (including petroleum, crude oil or any fraction or derivative thereof, or other hydrocarbons) to air, water, land or ground water, to the withdrawal or use of ground water, to the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde, to the treatment, storage, disposal or management of hazardous substances (including petroleum, crude oil or any fraction or derivative thereof, or other hydrocarbons), pollutants or contaminants, to exposure to toxic, hazardous or other controlled, prohibited, or regulated substances, including, without limitation, any such provisions under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601, et seq.), and the Resource Conservation and Recovery Act of 1976, as amended (42 U.S.C. § 6901, et seq.).

(cc)                            “Evaluation Date” has the meaning set forth in Section 5.21.

(dd)                          “Event of Default” has the meaning set forth in Section 6.1.

(ee)                            “GAAP” means generally accepted accounting principles as set forth in statements from Auditing Standards No. 69 entitled “The Meaning of Present Fairly in Conformance with Generally Accepted Accounting Principles in the Independent Auditors Reports’” issued by the Auditing Standards Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances as of the date of determination.

(ff)                                “Goodman” has the meaning set forth in the preamble.

(gg)                          “Governmental Authority” means any nation, province, or state or any political subdivision of any of the foregoing, and any government or any Person exercising executive, legislative, regulatory or administrative functions of or pertaining to government, and any corporation or other entity exercising such functions owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

(hh)                          “Indebtedness” means, as applied to any Person, without duplication: (i) all indebtedness for borrowed money including but not limited to, the Obligations; (ii) that portion of obligations with respect to Capital Leases or other capitalized agreements that is properly classified as a liability on a balance sheet in conformity with GAAP; (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services except trade payables arising in the ordinary course of business not more than ninety (90) days past due; (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person, but only to the extent of the fair value of such property or asset; (vi) fixed rate hedging obligations that are due (after giving effect to any period of grace or notice requirement applicable thereto) and remain unpaid; (vii) obligations with respect to principal under Contingent Obligations for the repayment of money or the deferred purchase price of property, whether or not then due and payable (calculated as the amount of such principal); and (viii) obligations under partnership, organizational or other agreements to fund capital contributions or other equity calls with respect to any Person or Investment, or to redeem, repurchase or otherwise make payments in respect to capital stock or other securities of such Person.

(ii)                                  “Indemnitee” or “Indemnitees” has the meaning set forth in Section 9.1.

(jj)                                  “Initial Warrant” or “Initial Warrants” has the meaning set forth in Section 1.9.

(kk)                            “Intellectual Property Rights” has the meaning set forth in Section 5.8.

(ll)                                  “Investment” means (i) any direct or indirect purchase or other acquisition by Borrower or any of its Subsidiaries of any beneficial interest in, including stock, partnership interest or other equity securities of, any other Person; and (ii) any direct or indirect loan, advance, transfer, guarantee, assumption of liability or other obligation or liability, or capital contribution by Borrower or any of its Subsidiaries to any other Person, including all Indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business.  The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

(mm)                      “Investors” means the purchasers of the Series A Preferred Stock under the Purchase Agreement.

(nn)                          “IRC” means the Internal Revenue Code of 1986, as amended from time to time, and all rules and regulations promulgated thereunder.

(oo)                          “Lender” or “Lenders” has the meaning set forth in the Preamble.

(pp)                          “Lien” means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement and any lease in the nature thereof), and any agreement to give any lien, mortgage, pledge, security interest, charge or encumbrance.

(qq)                          “Loan” or “Loans” has the meaning set forth in Section 1.1(a).

(rr)                                “Loan Documents” means this Agreement, the Notes, the Security Documents, the Warrants, the Purchase Agreement, the Registration Rights Agreement and all other instruments, documents and agreements executed by or on behalf of Borrower or any of its Subsidiaries, and delivered concurrently herewith or at any time hereafter to or for the benefit of any Lender in connection with the Loans and other transactions contemplated by this Agreement, all as amended, supplemented or modified from time to time.

(ss)                            “Majority Lenders” means, at any time, any Lender or Lenders holding pro rata Obligations which in the aggregate exceed 50%.

(tt)                                “Material Adverse Effect” means (i) a material adverse effect upon the business, operations, properties or assets, or condition (financial or otherwise) or prospects or upon Borrower or any of its Subsidiaries taken as a whole, or (ii) the impairment of the ability of Borrower, or any of its Subsidiaries to perform its material Obligations under any Loan Document to which it is a party or of Lenders to enforce any Loan Document or collect any of the Obligations.  In determining whether any individual event could reasonably be expected to have a Material Adverse Effect, notwithstanding that such event does not of itself have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then existing events could reasonably be expected to have a Material Adverse Effect.

(uu)                          “Material Contracts” means (i) the Material Contracts listed on Schedule 5.15, (ii) any contract or any other agreement, written or oral, of Borrower or any of its Subsidiaries involving monetary liability of or to any such Person in an aggregate amount in excess of One Hundred Thousand Dollars ($100,000) per annum and (iii) any other contract or agreement, written or oral, of Borrower or any of its Subsidiaries the failure to comply with which could reasonably be expected to have a Material Adverse Effect.

(vv)                          “Maturity Date” means the earlier of (i) the date payment is due under the Notes as a result of acceleration or otherwise; and (ii) June 5, 2010.

(ww)                      “Net Proceeds” means cash proceeds received by Borrower or any of its Subsidiaries from any Asset Disposition, or debt or equity issuance including insurance proceeds, awards of condemnation, and payments under notes or other debt securities received in connection with any Asset Disposition, net of (i) the reasonable costs incurred or accrued in connection with such sale, lease, transfer, issuance or other disposition (including taxes attributable to such sale, lease, transfer or issuance, including, if the disposing Person is a limited liability company, S corporation or a partnership, taxes attributable to its members, shareholders or partners with respect to such disposition) and (ii) amounts applied to repayment of Indebtedness (other than the Obligations) secured by a Lien on the asset or property disposed.

(xx)                              “Note” or “Notes” means any promissory note contemplated by Section 1.1(a), substantially in the form attached hereto as Exhibit 1.1(a), or any combination thereof, and any replacements, restatements, renewals or extensions of any such notes, in whole or in part.

(yy)                          “Obligation” or “Obligations” means all obligations, liabilities and Indebtedness of every nature of Borrower from time to time owed to Lenders under the Loan Documents, including the unpaid principal amount of all debts, claims and indebtedness, accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now or from time to time hereafter owing, due or payable, or any combination thereof, whether before or after the filing of a proceeding under the Bankruptcy Code by or against Borrower.

(zz)                              “Permitted Encumbrances” means the following:

(i)                                     Liens for taxes, assessments or other governmental charges not yet due and payable or Liens for taxes, assessment or other governmental charges due and payable if the same are being diligently contested in good faith and by appropriate proceedings and then only if and to the extent that adequate reserves therefore are maintained on the books of Borrower and its Subsidiaries, as applicable, in accordance with GAAP;

(ii)                                  Liens of landlords, carriers, warehousemen, mechanics, materialmen and other similar Liens imposed by Applicable Law, which are incurred in the ordinary course of business for sums not more than ninety (90) days delinquent or which are being diligently contested in good faith; provided that a reserve or other appropriate provision shall have been made therefore and the aggregate amount of liabilities secured by such Liens is less than $100,000;

(iii)                               Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than any Lien imposed by the Employee Retirement Income Security Act of 1974 or any rule or regulation promulgated thereunder), or to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(iv)                              deposits, in an aggregate amount not to exceed $50,000, made in the ordinary course of business to secure liability to insurance carriers;

(v)                                 any attachment or judgment Lien which, individually or when aggregated, does not constitute an Event of Default under Section 6.1(i) (whether individually or when aggregated with other such Liens);

(vi)                              Liens in favor of Lenders;

(vii)                           Liens securing purchase money security agreements and Capital Leases permitted under Section 3.1(d); provided that such Liens do not encumber any property other than the items purchased with the proceeds of such Indebtedness or leased pursuant to such Indebtedness and such Liens do not secure any amounts other than amounts necessary to purchase or lease such items; and

(viii)                        Liens permitted pursuant to this Agreement which secure refinanced or replaced Indebtedness which had been secured by a Lien.

(aaa)                      “Person” means and includes natural persons, corporations, limited liability companies, limited partnerships, limited liability partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof and their respective permitted successors and assigns (or in the case of a governmental person, the successor functional equivalent of such Person).

(bbb)                   “Phoenix” has the meaning set forth in the Preamble.

(ccc)                      “Pledge and Security Agreement” means the pledge and security agreement, dated as of even date herewith, substantially in the form of Exhibit 10.1(ccc) annexed hereto, executed by Borrower in favor of Lenders.

(ddd)                   “Purchase Agreement” means the securities purchase agreement, dated as of the date hereof, by and among Borrower and the purchasers of the Series A Preferred Stock listed therein.

(eee)                      “Real Property” has the meaning set forth in Section 5.6.

(fff)                            “Registration Rights Agreement” means the registration rights agreement, dated as of the date hereof, by and among Borrower and investors signatory thereto.

(ggg)                   “Restricted Junior Payment” means, except as contemplated in the Purchase Agreement: (i) any dividend or other distribution, direct or indirect, on account of any equity interest in Borrower or any of its Subsidiaries, including any shares of any class of stock of Borrower or any of its Subsidiaries now or hereafter outstanding, except a dividend payable solely in shares of a class of stock to the holders of that class; (ii) any redemption, repurchase, conversion, exchange, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, prior to its stated maturity, of any equity interest in Borrower or any of its Subsidiaries, including any shares of any class of stock of Borrower or any of its Subsidiaries now or hereafter outstanding (except repurchases of shares of common stock held by an employee upon termination of employment); (iii) any payment or prepayment of interest on, principal of, premium, if any, redemption, conversion, exchange, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any Indebtedness prior to its stated maturity or payment date, or in contravention of any subordination provisions for the benefit of Lenders; and (iv) any payment made prior to its stated maturity, to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any equity interest in Borrower or any of its Subsidiaries, including any shares of any class of stock of Borrower or any of its Subsidiaries now or hereafter outstanding.

(hhh)                   “SEC” means the U.S. Securities and Exchange Commission.

(iii)                               “Secured Party” or “Secured Parties” means Collateral Agent, or any Lender, or any of their respective Affiliates, and each of their respective successors, transferees and assigns.

(jjj)                               “Security Documents” means, collectively, all instruments, documents and agreements executed by or on behalf of Borrower to provide collateral security with respect to the Obligations, including, without limitation, the Pledge and Security Agreement, depositary account control agreements and all instruments, documents and agreements executed pursuant to the terms of the foregoing, in such case, as amended, modified and supplemented from time to time.

(kkk)                      “Security Interest” means all Liens in favor of Lenders, created hereunder or under any of the Security Documents to secure the Obligations.

(lll)                               “Series A Preferred Stock” means shares designated Series A Cumulative Convertible Preferred Stock issued by the Borrower, par value $0.01 per share.

(mmm)             “Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which more than fifty percent (50%) of the total voting power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

(nnn)                   “Warrants” means the Initial Warrants and the Additional Warrants.

10.2                           Other Definitional Provisions.  References to “Sections,” “Exhibits” and “Schedules” shall be to Sections, Exhibits and Schedules, respectively, of this Agreement unless otherwise specifically provided.  Any of the terms defined in Section 10.1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.  In this Agreement, “hereof,” “herein,” “hereto,” “hereunder” and the like mean and refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which the respective word appears; words importing any gender include the other gender; references to “writing” include printing, typing, lithography and other means of reproducing words in a tangible visible form; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations.

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WITNESS the due execution hereof by the respective duly authorized officers of the undersigned as of the date first written above.

LENDERS:

PHOENIX VENTURE FUND LLC,
as Lender

By:	SG Phoenix Ventures LLC,
its Managing Member

By:
Name:
Title:

MICHAEL ENGMANN, as Lender

RONALD GOODMAN, as Lender

BORROWER:

COMMUNICATION INTELLIGENCE
CORPORATION, as Borrower

By:
Name: Guido D. DiGregorio
Title: Chief Executive Officer and
President

COLLATERAL AGENT:

SG PHOENIX LLC,
as Collateral Agent

By:
Name:
Title: